Follow-Up Materials

06012450

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME Hysan Development Co.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 12 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1017 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/12/06

Hysan 希慎

AR/S
12-31-05

HYSAN:

ANNUAL REPORT 2005

MISSION

To build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

OUR PERSPECTIVES AND COMMITMENT

HYSAN TODAY

Balanced Portfolio of Quality Investment Properties


4.5 million square feet Gross Floor Area
18 %
23 %
59 %
HK$29,815 million Capital Value
2 %
20 %
43 %
35 %
Office
Retail
Residential
Others

Sustainable Income: High Occupancy Consistently Achieved


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
93%
95%
60%
97%
99%
84%
95%
99%
89%
2003
2004
2005
Office
Retail
Residential (Note 1)

Note 1: Repositioned Bamboo Grove residential project relaunched in 2003

Value Creation

Underlying Net Profit Attributable to Shareholders (HK$M) (Note 2)


1,200
800
0
534
609
1,005
2004
2005

Net Profit Excluding Asset Value Changes and Prior Year Tax Provision (HK$M) (Note 2)


700
600
500
400
300
200
100
0
534
586
641
2003
2004
2005

Adjusted Shareholders' Funds (HK$M) (Note 2)


25,000
15,000
0
18,553
22,399
27,134
2003
2004
2005

Note 2: Detailed explanation of these indicators is set out on page 5.

2005 IN REVIEW

- **Group turnover up 8.3%**
- **Office rental reversions turned positive**
- **Strengthened balance sheet positioned for growth**
- **Full-year dividends up 12.5%**

KEY FINANCIAL DATA	2005	2004[1] (restated)	Change %
Consolidated income statement (HK$ million)			
Turnover	1,250	1,154	8.3
Finance costs	214	162	(32.1)
Net profit attributable to shareholders	4,121	609	576.7[5]
Underlying net profit attributable to shareholders[2]	1,005	609	65.0
Net profit excluding asset value changes[4] and prior year tax provision	641	586	9.4
Consolidated balance sheet (HK$ million)			
Total assets	33,991	30,147	12.8
Shareholders' funds	24,667	20,566	19.9[5]
Adjusted shareholders' funds[3]	27,134	22,399	21.1
Consolidated cash flow statement (HK$ million)			
Net cash from operating activities	841	744	13.0
Net cash from investing activities	2,394	62	3,761.3
Net cash used in financing activities	(1,855)	(799)	(132.2)
Net increase in cash and cash equivalents	1,380	7	19,614.3
Per share data			
Earnings			
Earnings per share - basic (HK cents)	391.87	58.16	573.8[5]
Earnings per share - diluted (HK cents)	391.62	58.14	573.6[5]
Underlying earnings per share - basic[2] (HK cents)	95.60	58.16	64.4
Underlying earnings per share - diluted[2] (HK cents)	95.54	58.14	64.3
Shareholders' returns			
Dividend per share (HK cents)	45.00	40.00	12.5
Shareholders' return per share (HK$) (Note 1)	3.30	4.75	(30.5)
Total shareholders' return per share (HK$) (Note 2)	4.88	3.95	23.5
Assets value			
Net assets value per share (HK$)	23.42	19.59	19.6[5]
Adjusted net assets value per share[3] (HK$)	25.76	21.33	20.8
Net debt per share (HK$)	2.75	5.32	48.3
Share information			
Number of shares in issue at year end (million)	1,053	1,050	0.3
Weighted average number of shares (million)	1,052	1,046	0.6
Highest share price (HK$)	20.50	16.70	22.8
Lowest share price (HK$)	14.40	10.40	38.5
Closing price at year end (HK$)	19.20	16.35	17.4
Investments in listed securities			
Total return (dividends received plus capital value growth)	31.6%	10.1%	212.9
Financials			
Average finance costs	3.60%	2.54%	(41.7)
Net gearing	6.4%	20.8%	69.2
Net interest coverage (times)	4.6x	5.5x	(16.4)
Floating rate debt (% on total debt)	49.8%	49.3%	1.0
Average debt maturity	5.2 years	5.5 years	(5.5)
Bank facilities: capital market issuance	47%:53%	62%:38%	N/A

KEY OPERATING DATA

	2005	2004[1] (restated)	Change %
Investment property value (HK$ million) (Note 3)	29,815	27,917	6.8
- office	12,767	12,395	3.0
- retail	10,392	9,566	8.6
- residential	6,060	5,360	13.1
- others	596	596	-
Occupancy at year end			
- office	95%	97%	(2.1)
- retail	99%	99%	-
- residential	89%	84%	6.0
Property expenses (HK$ million)	237	259	8.5
Property expenses as a percentage of turnover	19%	22%	13.6

Note (1): Shareholders' return per share represents growth in share price plus dividend per share

Note (2): Total shareholders' return per share represents the growth in adjusted net assets value per share plus dividend per share

Note (3): The year-on-year change is 16% (Office: 16%, Retail: 20%) if the fair value of Entertainment Building is excluded from the 2004 figure.

The 2005 financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs) applicable to accounting periods commencing on or after 1 January 2005. The Group has adopted the fair value model for reporting investment properties, accordingly they are recorded at their fair values, as determined by an independent professional valuer. Fair value changes on investment properties and related deferred tax are recognised through profit and loss. In addition, certain owner-occupied properties have been reclassified from investment properties to property, plant and equipment. Revaluation changes on owner-occupied properties and related deferred tax arising thereon are taken to equity. On the basis that there is no capital gains tax in Hong Kong, no tax liability will be crystallised even on disposal of those properties at the value included in the financial statements. In light of the above, management has presented other indicators for assessing the performance of the Group: (i) "Underlying net profit attributable to shareholders" and "Underlying earnings per share", effectively arrived at by adjusting for the unrealised fair value changes on investment properties and the related deferred tax on the net profit figure. On the same basis, cumulative deferred tax provided on the fair value gains on investment and owner-occupied properties are added back to the shareholders' funds when computing "Adjusted shareholders' funds" and "Adjusted net assets value per share". (ii) "Net profit excluding asset value changes and prior year tax provision" is arrived at after further adjusting underlying net profit attributable to shareholders" for aggregate of realised gain/loss on disposal of investment properties and investment in securities, impairment and reversals and prior year tax provision. For detailed analysis of the impact of adoption of new accounting policies, see notes 2 and 3 to the financial statements.

1 Restated on reclassification of certain owner-occupied properties (corporate office and training centre) from investment properties to leasehold land and buildings and recognition of deferred tax in respect of cumulative fair value gains of investment and owner-occupied properties, upon adoption of HKFRSs. In addition, the land element of owner-occupied properties is stated at amortised cost (rather than at fair value before adoption of HKFRSs). These changes in accounting treatment have been applied retrospectively.

2 The 2005 figure was adjusted for HK$2,934 million unrealised fair value gains on the investment property portfolio net of deferred tax and minority interests, and HK$182 million on unrealised fair value gains included in associates.

3 Adjusted for HK$2,467 million (2004: HK$1,833 million) being the cumulative deferred tax provided on the fair value gains on the investment and owner-occupied properties attributable to shareholders at 31 December 2005. Besides, the land element of owner-occupied properties was restated at cost less accumulated amortisation, and the accumulated fair value gain of HK94 million at 2004 year end was reversed.

4 Asset value changes included realised gain or loss on disposal of investment properties and investment in securities, impairment and reversals, and unrealised fair value changes on investment properties net of deferred tax and minority interests (see "Operations Review - Impact of New Reporting and Accounting Standards" on pages 22-23).

5 The year-on-year change is not strictly comparable following the adoption of HKFRSs (see "Operations Review - Impact of New Reporting and Accounting Standards" on pages 22-23).




利園
LEE GARDENS

OUR PERSPECTIVES AND COMMITMENT

Our goal is to continually improve shareholder understanding. In addition to enhancing the disclosure of our 2005 performance, we also set out in the following chapters the management principles guiding the achievement of results:

BEING A RESPONSIBLE BUSINESS



Peter T.C. Lee
Chairman

OVERVIEW

The Hong Kong economy continued to improve during 2005 under broadly favourable global economic conditions. Investment properties generally performed well across the commercial and residential sectors, notwithstanding the impact of higher interest rates on market sentiment. Office sector rentals recorded the strongest growth as recovery gathered further momentum, particularly during the second half of the year. In comparison to the sharp recovery that began in late 2003, the retail and residential sectors recorded a slower yet stable growth rate.

PERFORMANCE

The Group's 2005 turnover increased by 8.3%, reflecting improved performance by our repositioned retail and residential properties. Office turnover was broadly the same as last year, and office rental reversions turned positive during the second half of the year. Finance charges were higher due to increased market interest rates.

New applicable accounting standards were adopted for the first full year beginning 2005. Underlying net profit, excluding the impact of revaluation of investment properties, was HK$1,005 million (2004 restated: HK$609 million), up 65.0%. Underlying earnings per share for the period correspondingly rose to HK95.6 cents (up 64.4%).

Net profit excluding asset value changes and prior year tax provision was HK$641 million, up 9.4% from the corresponding figure in 2004 (2004 restated: HK$586 million).

The external valuation of the Group's investment property portfolio (excluding Entertainment Building) increased to HK$29,815 million, up 16.1%. Adjusted shareholders' funds rose by 21.1% to HK$27,134 million.



The Board recommends the payment of a final dividend of HK35.0 cents per share (2004: HK30.0 cents). Together with the interim dividend of HK10.0 cents per share (2004: HK10.0 cents), there is an aggregate distribution of HK45.0 cents per share, representing a year-on-year increase of 12.5%. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

RESPONSIBLE BUSINESS

For every company, the journey to success is unique and there is no single way to achieve it. We believe that success is more than just the measure of achieved financial results. One should also consider how these results were accomplished. Central to this is a company's culture and management principles, which guide the way it operates and interacts with various stakeholders. Sustainable results can only be achieved if a company consistently applies such principles in the face of a broad range of opportunities and risks.

Hysan's guiding principle is to act as a responsible business that places great emphasis on accountability, professionalism, and ethical practices. For our shareholders, this means creating shareholder value by putting in place a clear business strategy and taking steps to implement it. For our customers, it means providing high-quality products and services in a competitive way, building partnerships and trust. For our employees, it means treating everyone with respect and helping individuals to realise their full potential and contribution. We are equally committed to the community in which we operate and we regularly contribute to programmes and initiatives for its benefit.

DIRECTORS AND STAFF

I would like to take this opportunity to express my sincere thanks to Mr. David M. Turnbull, who resigned as Independent non-Executive Director in December, for his contribution to the Group. I also thank all staff members for their dedication and good work during the year.

OUTLOOK

The Hong Kong economy is expected to maintain steady growth in 2006. Within our portfolio, we expect the office, retail and residential sectors to continue their respective rental growth. In the absence of unforeseen external factors, the overall outlook for this year remains positive.

Peter T.C. Lee
Chairman

Hong Kong, 7 March 2006

CREATING SHAREHOLDER VALUE



Michael T.H. Lee
Managing Director

OUR GUIDING PRINCIPLES

Creating shareholder value is one of Hysan's guiding principles as a responsible and dynamic company. We believe that the key to this is not only putting in place a clear business strategy but also implementing it with precision, commitment and passion.

COMPETITIVE ADVANTAGES

Hysan's business strategy is built on exploiting our competitive advantages. Central to this is a balanced portfolio of high quality assets in Causeway Bay, which is a prime commercial district in Hong Kong. The Group has an established asset enhancement programme with a track record of adding value through selective renovation, refurbishment, repositioning and redevelopment. Assets are actively managed, optimising rental and occupancy at various stages of the investment property cycle. These advantages are complemented by a strong balance sheet which is the result of strict financial discipline. Strong emphasis is placed on good corporate governance, stressing accountability and transparency to our shareholders and to the investment community.

FOCUS IN 2005

During the fiscal year 2005/06 a number of key operational initiatives were undertaken. These included the disposal of Entertainment Building, a non-core asset in Central. Reflecting our commitment to asset enhancement, a decision was made to redevelop Hennessy Centre into Causeway Bay's new landmark, while the re-tenanting of Lee Theatre



Plaza continued apace. In terms of active asset management, good results were obtained across the three leasing sectors, thereby optimising rental income, while office rental reversions also turned positive. Hysan's commitment to good corporate governance continued to win widespread industry recognition. By acknowledging the significance of reinforcing a culture based on principles and systems, significant progress was made in achieving greater alignment of standards and procedures across the Group. This included strengthening our internal controls and risk management.

WHAT TO DO MORE

Looking ahead, Hysan intends to continue reshaping its portfolio through initiatives that include the commencement of the Hennessy Centre redevelopment. Synergistic investment opportunities will be proactively identified and exploited. At the same time, the Group will strengthen its commitment to maintaining the highest standards of corporate governance. To attain these goals with maximum success, Hysan is determined to further invest in and develop our human capital.

Good progress has been made, but there is more to be done. The future is full of excitement for the Group, our shareholders as well as the employees that make up our team.

Michael T.H. Lee
Managing Director

Hong Kong, 7 March 2006

PROVIDING QUALITY PRODUCTS AND SERVICES



OUR GUIDING PRINCIPLES

Our aim is to make Hysan the preferred landlord by providing the best environment for all our tenants to do their business.

To ensure the provision of quality space and facilities, the Group has in place an asset enhancement programme that continually improves the standard of its offerings through selective physical improvements, renovation, repositioning and redevelopment. We endeavour to continually improve our service performance by carefully determining what customers want and being consistent and creative in meeting their needs.

FOCUS IN 2005

In January 2006, as part of our ongoing asset enhancement programme, the Group announced that it will spend some HK$1.2 billion to redevelop Hennessy Centre. The redevelopment project, with more than 700,000 square feet of retail and office space, is destined to become the landmark in Causeway Bay. The project, to commence in late 2006 until the end of 2009, aims at further rejuvenating the surrounding areas and the entire Causeway Bay district to reinforce its position as a shoppers' paradise and prime commercial district in Hong Kong.

On the services side, there is an ongoing quest for service excellence, and measuring tenants' satisfaction levels is a major first step for ongoing service improvements. The Satisfaction Management System (SMS) was developed in collaboration with The University of Hong Kong in 2004 with this service improvement objective in mind. The system, which was the proud winner of the 2005 Best Practice Award in Customer Relationship Management, included a main survey of all tenants every three years. This was conducted in May 2004 in the form of one-on-one interviews.



A telephone opinion poll of a smaller group of tenants was also conducted in May 2005 to track satisfaction level. Findings indicated that over 97% of the surveyed tenants were satisfied with the overall property management services rendered by Hysan, however certain areas in customer service and facilities provision have been identified as needing improvement.



Providing the best environment for our tenants also meant that we stay alert of current affairs and risks and prepared ourselves to cope with situations which might affect our business and that of our tenants'.

In preparing for the possible onslaught of Avian Flu, Hysan devised a comprehensive contingency plan which detailed the procedures the Group would take in different scenarios. Recognising the need to work closely with our tenants, suppliers and other stakeholders, a communications programme is in place as an important component of our contingency planning.

WHAT TO DO MORE

In 2006, we shall continue to strive for operational excellence by pro-actively managing and leasing our properties. We shall review individual buildings performance and enhance asset value by physical improvements and other initiatives as opportune. On the services side, ongoing upgrades of service standards will be achieved through regular staff training, and tenant survey and associated improvement efforts.

Strategically, we recognise that competition with other landlords has to be met not only in terms of enhancing our products, but also in the context of competing districts and localities. We are working to develop initiatives to further strengthen the identity of our hub.

RESPECTING AND DEVELOPING OUR PEOPLE



OUR GUIDING PRINCIPLES

Hysan has a culture of being a caring employer, offering an environment showing respect for people. In recent years, we have strengthened the pay-for-performance approach and an increasing emphasis is placed on people development.

FOCUS IN 2005

The role of the Human Resources team is to act as the business partner of Hysan managers in implementing our people strategy. Considerable efforts are devoted to engaging our line managers and staff. Focus groups and meetings were held to obtain feedback on key Group systems, including performance management. Enhancement steps were made as a result, including refining the appraisal rating system within the established framework.

Communications, and cross-team communications in particular, was identified as an improvement area in a recent employee survey. After careful deliberation by senior management, the goal of open communications was defined and communicated to our staff as a target principle whereby the Group keeps staff abreast of key business developments and their underlying rationale; also obtaining staff feedback and ideas so as to build buy-in where appropriate. This approach has been carefully distinguished from seeking consensus, since we recognise that good, timely, but unpopular decisions must be made from time to time.

The involvement of different departments in cross-team projects has been effective in fostering a stronger team spirit. Communications workshops



and meetings were introduced for lines and supporting departments to provide two-way feedback. These efforts have not only fostered a stronger team spirit, they have also helped to identify effective ways to enhance business processes. These tools were positively received by lines and supporting departments alike and plans are in hand to roll out the same across the Group.

During the year, we launched an employee concern programme ("Idea Express") offering our staff the opportunity to write to the Managing Director via letter or email to ask any questions or to express any views or thoughts. This also encourages the giving of suggestions to improve Group operations and practices by offering awards.

On the training side, we recognise that we may not have the critical mass to run line-specific training programmes. Instead, we have developed and refined guidelines on tuition and external training reimbursement to support the drive for functional excellence.

WHAT TO DO MORE

Organisational alignment will be a main focus in the coming year, as the Group grows in terms of the range of activities undertaken and the intake of staff from a diverse background and functions. The Human Resources function will support top management in reinforcing our core values of responsible business behaviour, being accountable, professional and having high ethical standards. In general, we shall reinforce a culture based on principles and systems which is crucial to the Group's pursuit of further growth. We recognise that people development involves more than a full schedule of training activities. Plans are in place to offer development opportunities across various functions by employing a multi-tasking approach.

GIVING BACK TO THE COMMUNITY



OUR GUIDING PRINCIPLES

Hysan is committed to being a socially responsible company, going beyond fulfilling regulatory and compliance requirements. We invest in the community, the environment, and generally towards developing positive stakeholders relations.

FOCUS IN 2005

Founded in Causeway Bay some 80 years ago, Hysan has grown with the district to become its largest commercial landlord today. We have further strengthened our community initiatives during 2005.

In April 2005, we co-organised with the Wan Chai District Council, the first "Hong Kong Good Things Causeway Bay Carnival", the aim of which was to highlight the district's uniqueness and dynamism to portray Hong Kong's artistic and cultural diversity. Organised free-of-charge for members of the public, the one-day Carnival featured book and gift stalls, a poster exhibition and music performances as well as workshops and seminars. A charity element was added to the Carnival whereby part of the proceeds from the sale of gift items specially designed by famous local artists for the event were donated to Po Leung Kuk, a neighbourhood charitable organisation.

As a responsible business, Hysan also supported not-for-profit organisations through sponsorships and donations, and funds were devoted to support philanthrophic, environmental and youth programmes. In-kind sponsorship was also provided to charitable organisations through the Hysan Charity Booth programme for charitable events.



In recognition of its efforts as a responsible corporate citizen, Hysan was presented with the Caring Company logo by the Hong Kong Council of Social Service for the third consecutive year.





On the environmental front, Hysan was awarded 13 Gold Wastewi$e Logos by the Environmental Protection Department for the second consecutive year for its outstanding achievements in waste reduction and recycling in all of the properties the Group owns and manages. During the year, we continued our energy savings programme and also adopted environmentally-friendly construction methods in our maintenance programmes. The Group also signed the Clean Air Charter organised by the Hong Kong General Chamber of Commerce by pledging to implement measures to help reduce air pollution.

WHAT TO DO MORE

Given our solid and deep relationship with the Causeway Bay district, community programmes will continue to be the main focus in the coming year. We are reviewing our social responsibility programme and intend to make contributions in ways beyond donation and in-kind sponsorships. These include partnering with non-government organisations (NGOs), offering our skills and expertise to support their further growth.


LEE GARDENS TWO


THE LEE GARDENS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section is organised into four reports, examining our results and operations from different perspectives:

This market report is prepared based on extracts from "Jones Lang LaSalle 2005 Hong Kong Property Market Review" published in February 2006. It intends to give general background rather than Group-specific information. For the Group's performance - see "Operations Review" section (page 22).

OVERALL

Driven by flourishing external trade and the sustained recovery in domestic consumption, the Hong Kong economy expanded strongly in 2005 with GDP increased by 7.3% during the first three quarters of 2005, after growing by 8.2% in 2004. Improving employment prospects and higher salaries have boosted consumer confidence and supported a 3.9% year-on-year growth in private consumption expenditure over the same period. Total exports rose by 11.4% in 2005. The robust economic performance sparked strong demand across all key property sectors. However, the pace of growth in rents and capital values moderated for most property types due to a higher base of comparison from the previous year. Grade A offices saw the largest rental growth among all sectors on the back of strong demand and tight supply.


GDP
Year-on-Year Growth
14%
12%
10%
8%
6%
4%
2%
0%
-2%
Q12002
Q22002
Q32002
Q42002
Q12003
Q22003
Q32003
Q42003
Q12004
Q22004
Q32004
Q42004
Q12005
Q22005
Q32005

Source: Census and Statistics Department

OFFICE

The robust economy fuelled demand for grade A office space in 2005. Net absorption amounted to about 2.2 million sq ft net as tenants from financial, professional services and consumer products sectors sought quality space for expansion, upgrading and relocation. On the other side of the equation, new supply was limited. AIG Tower (336,618 sq ft net) in Central was the only new supply for the year. With demand outstripping new supply, grade A office vacancy rates fell to 6.2% in Central and 6.0% in the overall market, the lowest level in five years. Soaring rents in prime areas prompted some prospective tenants to relocate to decentralised markets such as Hong Kong East, particularly towards the end of the year.

	2005	2004
Grade A Office Completion (*)	336,618	2,407,569
Central Grade A Office Vacancy Rate (#)	6.2%	6.9%
Wanchai/ Causeway Bay Grade A Office Vacancy Rate	4.5%	7.7%
Overall Grade A Office Vacancy Rate (#)	6.0%	8.3%
Change in Overall Grade A Office Rents	+75.3%	+45.3%
Change in Wanchai/ Causeway Bay Grade A Office Rents	+58.2%	+43.3%

(*) sq. ft. net
(#) year-end figures
Source: Jones Lang LaSalle

RETAIL

Recovering consumer confidence on the back of an improving job market and the sustained development of the tourism market bolstered the retail sector in 2005. The Hong Kong Disneyland opened but the benefit to the retail market appeared more moderate than originally anticipated. Keen demand for retail space, particularly by fashion and jewellery retailers, continued to drive rents up. Rents in prime shopping centres increased by 13.3% in 2005 after rising by 30.4% in 2004.

	2005	2004
Retail Sales by Value (*)	+6.8%	+10.8%
Visitor Arrivals	+7.1%	+40.4%
Change in High Street Shop Rents	+15.9%	+48.6%
Change in Prime Centre Rents	+13.3%	+30.4%

(*) 2004 full year, 2005 for January - November only
Source: Jones Lang LaSalle, Census and Statistics Department and Hong Kong Tourism Board

LUXURY RESIDENTIAL

The luxury residential sales market registered milder growth in 2005 due to a higher base of comparison from the previous year, combined with cautious market sentiment amid continuous interest rate hikes.

In the leasing market, larger housing budgets and the growth of expatriate headcount continued to bring in new demand. Quality leasing stock was further squeezed as some corporate landlords have strata-titled sold previously single-owned developments. Luxury rents increased by 16.4% during the year.

	2005	2004
Changes in Luxury Residential Rents	+16.4%	+20.2%

Source: Jones Lang LaSalle

Note: This market report is prepared based on extracts from "Jones Lang LaSalle 2005 Hong Kong Property Market Review" (the "Review"). As the proper context and the conditions of such use cannot be ascertained, and the use of the extracts here and the audience was not contemplated by Jones Lang LaSalle when producing the Review, no reliance must be placed upon any aspect of the information extracted without first seeking professional advice that it is accurate and applies to your circumstances. Accordingly, no representation is made nor responsibility accepted by Jones Lang LaSalle for the accuracy or applicability of the whole or any part whatsoever for any purpose.

OPERATIONS REVIEW

IMPACT OF NEW REPORTING AND ACCOUNTING STANDARDS

Net Profit - which indicator?

Categories			2005 HK$M	2004 HK$M (restated)	Change HK$M	Change %
1	**INCOME AND COST ITEMS**	Turnover	1,250	1,154		
		Property expenses	(237)	(259)		
		Administrative expenses	(103)	(96)		
		Finance costs	(214)	(162)		
		Other operating income	38	27		
		Fair value changes on financial instruments	(25)	-		
		Share of results of associates and release of negative goodwill	59	41		
		Taxation - current year	(85)	(85)		
		Minority interests	(42)	(34)		
	INDICATOR	***Net profit excluding asset value changes and prior year tax provision***	**641**	**586**	**55**	**9.4%**
		Prior year tax provision	(103)	(55)		
			538	531		
2	**ASSET VALUE CHANGES**	Impairment reversal on investments in unlisted securities	-	63		
		Gain on disposal of investments in listed securities	-	15		
		Realised fair value gain on disposal of properties	467	-		
			467	78		
1 + 2 = 3	**INDICATOR**	**Underlying Net Profit**	**1,005**	**609**	**396**	**65.0%**
4	**ASSET VALUE CHANGES**	**Unrealised fair value changes on investment properties net of deferred tax**				
		- For the Group	3,091	-		
		- Attributable to Minority Interests	(157)	-		
		- *Included in Associates*	182	-		
			3,116	-		
3 + 4 = 5	**INDICATOR**	**Net Profit per financial statements**	**4,121**	**609**	**3,512**	**576.7%**

Shareholders' Funds - which indicator?

Category			2005 HK$M	2004 HK$M	Change HK$M	Change %
6	**INDICATOR**	**Adjusted Shareholders' Funds**	**27,134**	**22,399**	**4,735**	**21.1%**
		Group's share of cumulative deferred tax on properties revaluation	(2,467)	(1,833)		
	INDICATOR	**Shareholders' Funds per financial statements**	**24,667**	**20,566**	**4,101**	**19.9%**

WHAT CHANGES DID NEW ACCOUNTING STANDARDS BRING?

- **Unchanged:**
  - Business and Operations
  - Cash Flow
- **Significant Changes:**
  - Financial Reporting

WHY MANAGEMENT GAVE ADDITIONAL INDICATORS?

The new accounting standards, applicable to accounting periods commencing on or after 1 January 2005, intend to present the fair value of assets on the balance sheet with movements of the asset value between balance sheet dates either recognised in the profit and loss or equity accounted for. The principle of inclusion of assets at fair value extends to cover derivatives and embedded options. Such a move away from historical cost accounting has introduced a higher volatility on earnings, due principally to additional recognition of asset value changes between balance sheet dates.

The increased fluctuations in earnings, however, may pose limitations on the use of unadjusted earning figures, financial ratios, trends and comparison against prior period(s). The effects are particularly significant for companies whose principal activity is to derive income from the holding of assets, such as the Group's.

Further sources of earning volatility are attributable to derivatives contracts, particularly when these contracts carry a high degree of hedging effectiveness. The recognition of their fair value changes, sensitive to prevailing market conditions and pricing effectiveness, may well be timing differences between accounting periods, and between the hedged and hedging items. As such, these fair value changes are not adjusted in calculating the underlying net profit attributable to shareholders and the adjusted shareholders' funds.

The principle of deferred tax is also introduced where fair value and tax value differ for the balance sheet items, resulting in deferred tax provision having to be made against the difference at the prevailing tax rate. As there is no capital gains tax on disposal of our properties, the additional deferred tax provision made on the fair value gains on these properties reduces the net realisable assets value of our Group.

Given the comparison limitations, we have provided additional indicators when assessing the Group's performance. The components that make up these indicators are explained in graphical form on page 22. To assess the performance of the Group whose principal activity is to derive rental income from the investment properties, management is of the view that a net profit figure, excluding principally disposal gains from and impairment of assets, should be presented. Accordingly, net profit, excluding asset value changes and prior year tax provision, was HK$641 million, up 9.4% from last year (2004 restated: HK$586 million).

OUR BUSINESS

Hysan is principally engaged, together with its subsidiaries and joint ventures, in investment, development and management of quality properties. As at 31 December 2005, Hysan's investment property interests totalled some 4.5 million gross square feet of high-quality office, retail and residential space in Hong Kong.

2005 PERFORMANCE

The Group's turnover increased by HK$96 million (8.3%) over the 2004 level. Net profit increased by HK$3,512 million (5.8 times), to HK$4,121 million (2004 restated: HK$609 million), reflecting the impact of fair value changes on investment properties taken through the income statement as required under HKFRSs. Underlying net profit, excluding unrealised revaluation changes on investment properties and related items, increased to HK$1,005 million in 2005 (2004 restated: HK$609 million), an increase of HK$396 million (65.0%) compared with last year.

Net profit, excluding asset value changes and prior year tax provision, was HK$641 million, 9.4% up from last year (2004 restated: HK$586 million).

The adoption of the new accounting standards effective 1 January 2005 has also led to additional costs or cessation of amortisation credit arising from:

- Loss on fair value changes on financial instruments
- Time value of the share options granted to employees
- Depreciation and amortisation on owner-occupied properties
- Cessation of amortisation of negative goodwill

The aggregate charge to the income statement in 2005 was HK$30 million (2004: HK$1 million).

PERFORMANCE INDICATORS

Whilst many factors contributed to the results of the Group's businesses, some of the key drivers for assessment of our performance included those set out below. Performance is measured by these and other financial indicators as further analysed below.

Operations:

- Occupancy rate
- Rental income growth
- Property expenses and as a percentage of turnover

Investments in Listed Securities:

- Total return
  - dividends received
  - capital value growth

Financials:

- Average finance costs
- Net gearing
- Net interest coverage
- Fixed/floating debt ratio
- Average debt maturity
- Ratio of bank facilities and capital market issuance
  - diversity of funding sources

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER

	2005 HK$ million	2004 HK$ million (restated)	Change HK$ million	Change %
Turnover	1,250	1,154	96	8.3
Property expenses	(237)	(259)	22	8.5
Gain on disposal of investments in securities	-	15	(15)	(100.0)
Other operating income	38	27	11	40.7
Reversal of impairment loss on investments in securities	-	63	(63)	(100.0)
Administrative expenses	(103)	(96)	(7)	(7.3)
Fair value changes on investment properties	4,226	-	4,226	N/A
Fair value changes on financial instruments	(25)	-	(25)	N/A
Associates - share of results and release of negative goodwill	241	41	200	487.8
Finance costs	(214)	(162)	(52)	(32.1)
Taxation				
- current	(178)	(105)	(73)	(69.5)
- deferred	(678)	(35)	(643)	(1,837.1)
Minority interests	(199)	(34)	(165)	(485.3)
Net profit for the year	4,121	609	3,512	576.7
Net profit excluding asset value changes and prior year tax provision	641	586	55	9.4
Underlying net profit	1,005	609	396	65.0

Turnover

Turnover comprised principally rental income derived from our investment property portfolio in Hong Kong.

Turnover increased by 8.3 % to HK$1,250 million (2004: HK$1,154 million). Retail and residential sectors recorded further growth, while rental reversions in the office sector turned from negative to positive in the second half of 2005 which brought a similar level of turnover as in 2004.

Key Indicators

The rental income and occupancy levels by sector are set out as follows:

	Occupancy		Rental Income			
	2005	2004	2005 HK$ M	2004 HK$ M	Change HK$ M	%
Office	95%	97%	501	501	-	-
Retail	99%	99%	503	446	57	13
Residential	89%	84%	209	170	39	23
Others	N/A	N/A	37	37	-	-
			1,250	1,154	96	8

Office Sector

Our office sector began 2005 with negative rental reversion. Market condition continued to improve with growth in demand brought about by businesses expanding and upgrading. In light of this, our leasing strategy focused on the optimisation of rental; hence an emphasis on rental levels achievable over higher occupancy. The Group was successful in concluding new leases and renewals with substantial growth in rental rates during the second half of 2005. The combined effect of these factors resulted in broadly the same level of rental income in 2005 and the rental rates increases will be translated into a full year contribution in 2006. As at 31 December 2005, the portfolio had an occupancy rate of 95% (2004: 97%).

Retail Sector

The general retail leasing sector performed well during the year supported by strong local consumer confidence and increased tourist arrivals. This was despite the negative impact on consumer sentiment brought about by rising interest rates, particularly felt during the second half of the year. The Group's retail properties remained virtually fully let as at 31 December 2005 and recorded a 13% increase in rental income.

Residential Sector

Demand for luxury residential properties was strong, as a result of increased expatriate arrivals and a generally higher housing budget. Rental income from our residential sector increased by 23% year-on-year. This was mainly due to higher occupancy (2005: 89%; 2004: 84%) and increased rental levels achieved for our Bamboo Grove apartments.

Turnover


HK$ million
600
500
400
300
200
100
0
592
398
113
36
501
446
170
37
501
503
209
37
2003
2004
2005
Office
Retail
Residential
Others

Property Expenses

Property expenses are the costs of providing property services directly associated with the daily operations of our investment properties, such being mainly utility costs, building operations, front-line operating staff costs, repairs and maintenance costs.

Management has been active in reviewing property expenses to provide quality property management services in a cost effective manner. The decrease in property expenses was mainly due to lower repair and maintenance costs with better contract prices obtained and higher overall occupancy. These savings offset rise in utilities costs and other cost inflation, resulting in an overall decrease in property expenses.

Key Indicators

	2005	2004
Property expenses (HK$ M)	237	259
Percentage on turnover	19%	22%

Other Operating Income

Other operating income mainly comprised dividend and interest income.

The increase of 40.7% to HK$38 million in 2005 (2004: HK$27 million) was mainly due to higher dividend income from the Group's listed securities investment.

Administrative Expenses

Administrative expenses increased by HK$7 million (7.3%) over the 2004 level, principally due to increased managerial staff costs.

The Group has been reviewing its resources in order to ensure it has the right skills to manage and grow the Group's businesses. As a result, the Group has identified and implemented a human resources upskilling exercise.

Fair Value Changes on Investment Properties

The Group has elected the fair value model for investment properties under the Hong Kong Accounting Standard ("HKAS") 40. As at 31 December 2005, the investment properties (excluding the divested Entertainment Building) of the Group were revalued at HK$29,815 million, by an independent professional valuer, being 16.1% higher than the corresponding value for last year.

	Fair Value HK$ M
As at 31 December 2004 (restated)	
- Entertainment Building	2,230
- Others	25,687
	27,917
Reclassification and addition	399
Revaluation surplus - realised	467
- unrealised	3,759
Disposals - Entertainment Building	(2,686)
- Others	(41)
As at 31 December 2005	29,815*

* Excluded the divested Entertainment Building whilst the Group's turnover of HK$1,250 million included rental income from Entertainment Building up to the date of disposal. This should be taken into consideration when assessing the yield, rental on assets or similar performance measurements.

Fair Value Changes on Financial Instruments

The Group enters into hedging arrangements from time to time to hedge volatilities and pricing risks of its treasury assets and liabilities. Negative fair value changes of HK$25 million recognised in the income statement mainly represent the aggregate of the marked-to-market fair value movements of these financial instruments.

Share of Results of Associates

The Group has associate-level interests in the following overseas joint venture development projects:

Development Property	Sector	Total Gross Floor Area (million sq.ft.)	Group Percentage Ownership (%)	Status
Shanghai, PRC				
The Grand Gateway	Phase I: Retail and Residential	1.4	23.7	Completed and leased (retail: 100%; residential: 96%)
	Phase II: Office Residential	0.7 0.6		Completed and leased (100%) Construction works in progress
Singapore				
Amaryllis Ville	Residential	0.4	25.0	Over 80% sold and about 88% of the unsold units leased

The Shanghai Grand Gateway development continued to deliver a good performance. The Group's share of results (before fair value changes) recorded a 15% increase year-on-year. Leasing activities for Phase I and the completed Phase II office development achieved high occupancy. The construction of the Phase II luxury residential and service apartments development is underway with completion expected in 2006. Under HKAS 40, properties at Shanghai Grand Gateway have been revalued at market value by an independent professional valuer. The Group's share of the increase in valuation, less the corresponding deferred tax thereon, amounted to HK$182 million.

With the Singapore residential property market showing some improvements, the Singapore Amaryllis Ville project made a small positive contribution in 2005. This principally reflected rental income derived from leasing of 88% of the remaining unsold units.

Finance Costs

During 2005, market short-term interest rate for Hong Kong dollar borrowings rose by 3.9% as the Hong Kong Interbank Offer Rate increased sharply over the period. The Group's finance costs increased substantially by HK$52 million (32.1%) as compared to last year. The Group's average finance costs rose to 3.60% in 2005 (2004: 2.54%).

Whilst part of the sales proceeds from Entertainment Building (completed on 30 December 2005) was used to repay certain bank loans before the year end, the remaining balance of the proceeds was placed in bank deposits, and will be applied to further reduce the Group's debt level to lower the finance costs, against a background of rising interest rates.

Further discussions on financial management, including financing policy and financial risk management are set out in the "Financing Policy" section.

Taxation

There was a sharp increase in tax provision to HK$856 million in 2005 (2004: HK$140 million) principally due to the HK$668 million deferred tax provision relating to revaluation gains on investment properties.

The Group's tax position was reviewed, and an additional provision relating to prior year assessments of HK$103 million was made out of prudence.

CONDENSED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER

	2005 HK$ million	2004 HK$ million (restated)	Change HK$ million	Change %
Investment properties	29,815	27,917	1,898	6.8
Available-for-sale investments - listed	1,170	915	255	27.9
Available-for-sale investments - unlisted	86	103	(17)	(16.5)
Interests in associates	1,147	855	292	34.2
Cash and bank balances	1,402	22	1,380	6,272.7
Other assets	371	335	36	10.7
Total assets	33,991	30,147	3,844	12.8
Debt borrowings	(4,301)	(5,603)	1,302	23.2
Taxation				
- current	(198)	(131)	(67)	(51.1)
- deferred	(2,879)	(2,201)	(678)	(30.8)
Other liabilities	(960)	(815)	(145)	(17.8)
Total assets less liabilities	25,653	21,397	4,256	19.9
Shareholders' funds	24,667	20,566	4,101	19.9
Minority interests	986	831	155	18.7
	25,653	21,397	4,256	19.9
Adjusted shareholders' funds	27,134	22,399	4,735	21.1

Investment Properties

The investment properties (excluding Entertainment Building which was disposed of on 30 December 2005) were HK$29,815 million, up by 6.8% (HK$ 1,898 million) from HK$27,917 million in 2004.

Breakdowns of the Group's investment properties value by sector as at year-end 2005 and the capital growth by sector over last year's value (excluding Entertainment Building in both cases), are as follows:

Capital Value by Sector



43%
2%
20%
35%

Capital Growth by Sector



%
25
20
15
10
5
0
16%
20%
13%
Office
Retail
Residential
Others

Under HKAS 40, realised fair value gain on disposal of investment properties is calculated by reference to the opening fair value rather than historical cost. Profit recognised by the Group in respect of the disposal of Entertainment Building is set out as follows:

	Net Profit	Note
	HK$ M	
Fair value gain during:		
1/1/2005 - 30/6/2005	208	(1)
1/1/2005 - 31/12/2005	456	(2)

Note (1): excluded from 2005 interim underlying net profit (unrealised as at 30 June 2005)
Note (2): included in 2005 final underlying net profit (realised as at 31 December 2005)

Available-for-Sale Investments

Available-for-sale investments comprised principally securities listed in Hong Kong.

The Hong Kong stock market generally performed well in 2005. Total return from our listed securities portfolio including both dividend income and capital value growth, was 31.6%. Total fair value of our listed securities portfolio as at year-end 2005 was HK$1,170 million.

Interests in Associates

Interests in associates increased by HK$292 million (34.2%) over last year. This represented the Group's share of results of the Shanghai Grand Gateway and Singapore Amaryllis Ville projects, and accelerated negative goodwill recognition following the adoption of HKFRSs.

Cash and Bank Balances

The sharp increase in cash and bank balances to HK$1,402 million in 2005 (2004: HK$22 million) resulted from depositing a portion of the proceeds from the sale of Entertainment Building at year-end. The cash will be utilised for further debt repayment.

Debt Borrowings

The fair value of the Group's gross debt stood at HK$4,301 million at year-end 2005, down by HK$1,302 million (23.2%) as compared to the corresponding figure in 2004. This reflects the Group's debt reduction utilising recurring cash flow from operations and the application of sales proceeds of Entertainment Building.

Taxation

Provision for current taxation and deferred taxation increased to HK$3,077 million in 2005 (2004 restated: HK$2,332 million). The net increase was made up of HK$85 million charge for the year, HK$668 million related to additional deferred tax associated with investment properties revaluation gains, reduced by tax payments of HK$111 million. In addition, a HK$103 million tax provision for prior year assessments was made out of prudence.

Shareholders' Funds

Shareholders' funds increased by 19.9% from HK$20,566 million in 2004 (restated) to HK$24,667 million in 2005, driven by results for the year and revaluation gains associated with investment properties and listed securities portfolios. Adjusted shareholders' funds rose from HK$22,399 million in 2004 to HK$27,134 million in 2005.

Minority Interests

The increase of HK$155 million in minority interests was attributable to increased profit contribution as well as a revaluation surplus from Lee Gardens Two.

Contingent Liabilities

The Group has provided guarantees for banking facilities granted to associates and investee companies. As of 31 December 2005, the Group's share of guarantees amounted to about S$31 million.

The Group has also underwritten to the associates on cash calls to finance their respective working capital requirements. Based on currently available information, management does not anticipate any major call for cash contributions in the foreseeable future.

Critical Accounting Estimates

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The most significant estimate relates to the valuation of the Group's property investments. For details, please refer to note 5 to the financial statements.

Capital Expenditure and Management

The Group is committed to enhancing the asset value of its investment properties portfolio through selective re-tenanting, refurbishment, repositioning and redevelopment.

The Group also has in place a portfolio-wide whole-life cycle maintenance programme as part of its ongoing strategy to proactively review and implement maintenance activities.

Total cash outlay of capital expenditure (excluding purchase of plant and equipment) during the review year was HK$370 million. The following graph illustrates capital expenditure patterns during the past five years:

Capital Expenditure


HK$ million
800
700
600
500
400
300
200
100
0
714
399
528
104
370
2001
2002
2003
2004
2005

The Group has an internal control system for scrutinising capital expenditure. Detailed analysis of expected risks and returns is submitted to division heads, Executive Directors or the Board for consideration and approval, depending on strategic importance, cost/benefit and the size of the projects. The criteria for assessment of financial feasibility are generally on net present value, pay back period and internal rate of return from projected cash flow.

At year end, the Group had HK$3.6 billion undrawn committed bank facilities. These facilities, together with the Medium Term Note Programme, available-for-sale investments and positive cash flows from local and overseas operations, provide adequate funding to cover the Group's expected refinancing and capital expenditure needs over the next few years, including the redevelopment of the Hennessy Centre project, announced in January 2006. The redevelopment will commence in the fourth quarter of 2006 with expected completion by the end of 2009.


HENNESSY CENTRE
LEE THEATRE PLAZA
LEIGHTON CENTRE
ONE HYSAN AVENUE

INVESTMENT PROPERTIES PORTFOLIO

Bamboo Grove

74-86 Kennedy Road, Mid-Levels

A luxury residential complex in the Mid-Levels, Bamboo Grove underwent major refurbishment in 2002 to enhance both the value and quality of the complex. The complex commands panoramic views of the harbour and the greenery of the Peak, and is well served by a multitude of public transport. In addition to superb property management services and full club-house and sports facilities, tenants also enjoy personalised Resident Services that help ensure a comfortable and problem-free stay.

Total Gross Floor Area:	691,546 sq.ft.
Number of Units:	345
Parking Spaces:	436
Year Completed/Renovated:	1985/2002

Leighton Centre

77 Leighton Road, Causeway Bay

This office and retail complex enjoys close proximity to all forms of public transport. Its central location in the Causeway Bay area makes it a much sought-after location for many professional practices. Upgrading works on building facilities were completed in 2004.

Total Gross Floor Area:	435,008 sq.ft.
Number of Floors:	28
Parking Spaces:	332
Year Completed/Renovated:	1977/2004

Lee Theatre Plaza

99 Percival Street, Causeway Bay

Like its predecessor, Lee Theatre, the Lee Theatre Plaza is a Hong Kong landmark, being one of the city's popular shopping and dining complexes, housing many of the world's most famous lifestyle brands and restaurants. The building provides access to various kinds of transport and the MTR Causeway Bay station.

Total Gross Floor Area:	317,160 sq.ft.
Number of Floors:	26
Year Completed/Renovated:	1994

Hennessy Centre

500 Hennessy Road, Causeway Bay

Located on a busy thoroughfare, Hennessy Centre is an office and retail complex. It is conveniently served by a multitude of public transport including the MTR access at Jardine's Bazaar, and bus and tram stops at its doorstep. Home to a popular Japanese department store, a supermarket and three levels of Chinese restaurants in the retail portion of the building, Hennessy Centre is a popular destination for shopping and dining.

Total Gross Floor Area:	719,642 sq.ft.
Number of Floors:	45
Parking Spaces:	263
Year Completed/Renovated:	1981/upgrading works on building facade were carried out in 2004

One Hysan Avenue

1 Hysan Avenue, Causeway Bay

Located at the junction of three busy streets in the heart of Causeway Bay, this office and retail complex enjoys a prime location with a diversity of retail facilities in the surrounding area. The building underwent refurbishment of its external facade in 2002.

Total Gross Floor Area:	169,019 sq.ft.
Number of Floors:	26
Year Completed/Renovated:	1976/2002


Victoria Park
LEE GARDENS TWO
SUNNING PLAZA
AIA PLAZA
SUNNING COURT
111 LEIGHTON ROAD

The Lee Gardens
33 Hysan Avenue, Causeway Bay

The Lee Gardens is the Group's flagship property comprising an office tower, Manulife Plaza, and a high-end shopping centre. The development, close to the MTR Causeway Bay station, enjoys spectacular views of the Harbour and Happy Valley and is home to many international corporations, luxury fashion brands and renowned restaurants.

Total Gross Floor Area:	902,797 sq.ft.
Number of Floors:	53
Parking Spaces:	200
Year Completed/Renovated:	1997

Lee Gardens Two
28 Yun Ping Road, Causeway Bay

Lee Gardens Two is an office and retail complex. The retail podium underwent a comprehensive refurbishment in 2003 and re-launched as Lee Gardens Two. The complex is conveniently linked to the neighbouring The Lee Gardens and is home to many international corporations, luxury fashion brands, renowned restaurants and a children's concept floor.

Total Gross Floor Area:	626,996 sq.ft.
Number of Floors:	34
Parking Spaces:	176
Year Completed/Renovated:	1992/renovation of retail podium in 2003

Sunning Plaza
10 Hysan Avenue, Causeway Bay

Designed by the renowned architect I.M. Pei, Sunning Plaza greets tenants and visitors with a spacious entrance and lift lobby. Among its retail tenants are popular food and beverage outlets, which have established the Plaza as a hub for relaxation and social recreation.

Total Gross Floor Area:	279,717 sq.ft.
Number of Floors:	30
Parking Spaces:	150 (jointly owned with Sunning Court)
Year Completed/Renovated:	1982

Sunning Court
8 Hoi Ping Road, Causeway Bay

The 19-level Sunning Court is a unique residential tower in the dynamic Causeway Bay area. Located in a pleasant environment with tree-lined streets, and within easy reach of all forms of relaxation and entertainment in the surrounding district, the building provides maximum comfort for its tenants. The building underwent refurbishment of its external facade in 2003.

Total Gross Floor Area:	97,516 sq.ft.
Number of Units:	59
Parking Spaces:	150 (jointly owned with Sunning Plaza)
Year Completed/Renovated:	1982/2003

AIA Plaza
18 Hysan Avenue, Causeway Bay

AIA Plaza is a 25-level office and retail complex at the corner of Hysan Avenue. The building boasts a bright and spacious lobby, and houses restaurants, specialty cafes and banking services.

Total Gross Floor Area:	139,119 sq.ft.
Number of Floors:	25
Year Completed/Renovated:	1989

111 Leighton Road
111 Leighton Road, Causeway Bay

Located in a pleasant and quieter area in the heart of Causeway Bay, 111 Leighton Road is an ideal office location for professional and designer firms. The retail shops include a European kitchen concept store and fashion stores.

Total Gross Floor Area:	79,905 sq.ft.
Number of Floors:	24
Year Completed/Renovated:	1988/2004

FINANCING POLICY

OUR OBJECTIVES

We adhere to a policy of financial prudence. Our objectives are to:

- maintain a strong balance sheet by actively managing debt level and cash flow
- secure diversified funding sources from both banks and capital markets
- minimise refinancing and liquidity risks by attaining healthy debt repayment capacity, maturity profile, and availability of banking facilities with minimum collateral on debt
- manage the exposures arising from adverse market movements in interest rates and foreign exchange through appropriate hedging strategies
- monitor counterparty risks by imposing proper counterparty limits and reduce financial investment risks by holding quality marketable securities

PERFORMANCE INDICATORS	2005	2004	Movements
• Average finance costs	3.60%	2.54%	Interest rate hikes (the Fed fund target rate increased by 2% in 2005)
• Bank facilities : capital market issuance	47%:53%	62%:38%	Application of sale proceeds from Entertainment Building to repay bank loans
• Average debt maturity	5.2 years	5.5 years	The target is to repay the debts with shorter maturity in 2006
• Floating rate debt (% on total debt)	49.8%	49.3%	No significant movement
• Net interest coverage (Note 1)	4.6 times	5.5 times	Higher interest expense amidst interest rate hikes
• Net gearing (Note 2)	6.4%	20.8%	Application of proceeds from the sale of the Entertainment Building and cash generated from operations to pay down debts while revaluation gain on investment properties and securities also uplifted shareholders' funds
• Credit ratings			
- Moody's	Baa1	Baa1	Investment grade rating unchanged
- Standard and Poor's	BBB	BBB	Investment grade rating unchanged

Note (1): Gross profit less administrative expenses before depreciation, divided by net interest expenses
Note (2): Gross debt less cash and cash equivalents and marketable securities at year-end market value, divided by adjusted shareholders' funds

The Treasury policy manual lays down the acceptable range of operational parameters and gives guidance on the above areas in order to achieve the objective of financial prudence.

Treasury has an overall objective of optimising borrowing costs: that is, to minimise the finance costs subject to the constraints of the operational parameters. The cost of financing was 3.6% for 2005.

FINANCING

As at 31 December 2005, the total outstanding borrowings of the Group amounted to HK$4.4 billion, a decrease of 22% from HK$5.6 billion in 2004. All the outstanding borrowings are on unsecured and on a committed basis. The substantial fall in the debt level was mainly due to the repayment of certain bank loans after receiving the proceeds from the sale of Entertainment Building. The remaining balance of the proceeds was placed in bank deposits, the majority of which would be utilised for further repayment of debts upon their maturity.

The Group always takes a prudent approach in managing its loan portfolio. On the individual loan level, the Group strives to lower the borrowing margin as far as possible; but on the portfolio level, the more important objectives are to ensure sufficient available facilities, diversify the funding sources and to maintain a suitable average tenor relative to the overall duration of the use of the funds. In view of these objectives, the Group issued 15-year zero coupon notes from the Medium Term Note Programme in February 2005. The exceptionally long tenor and the zero-percent coupon rate signified the increased depth of the market for Hong Kong Dollar papers and the creditability of the Group as an issuer of long tenor, which further allowed the Group to make advancement in its liability management.

The Group has also established long-term relationships with a number of local and overseas banks. At present, 14 local and overseas banks have provided bilateral banking facilities to the Group and such bank borrowings accounted for about 47% of the Group's total borrowings while the remaining 53% outstanding debts were sourced from the capital market.

Sources of Financing at Year-end



HK$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
17.8%
42.6%
39.6%
5.3%
34.3%
60.4%
33.1%
66.9%
37.6%
62.4%
53.0%
47.0%
2001
2002
2003
2004
2005
Syndicated and club loans
Capital market issuances
Bank bilateral loans

Liquidity and Cash Balance

The Group understands the importance of liquidity to the sustainability of the Group and thus places great emphasis on liquidity management. The Group's major sources of liquidity are from the strong recurring cash flows of the business and the committed banking facilities. Further liquidity reserve is maintained in the form of highly liquid securities listed on the Hong Kong Stock Exchange. As at 31 December 2005, the market value of these securities amounted to HK$1.2 billion. As at year-end, the Group had HK$1.4 billion in bank deposits from the sale proceeds of Entertainment Building received on 30 December 2005. This amount will be applied to repay bank loans. Furthermore, the total undrawn committed facilities of HK$3.6 billion as at 31 December 2005, essentially allows the Group to obtain the same level of liquidity as holding the equivalent amount of cash.

Other measures taken against liquidity risk due to the lack of funds for repayment of maturing debts include maintaining an evenly spread maturity profile and reducing the concentration of debts maturing in the near term.

As at 31 December 2005, 55.3% of the outstanding debts would only be due after five years. Furthermore, there would not be any outstanding debt maturing within the next two years. The average maturity of the debt portfolio was about 5.2 years. Therefore, there will be no refinancing pressure in the next few years.

Maturity Profile as at 2005 Year-end
(Total gross debt: HK$4.4 billion)



HK$ million
3,000
2,500
2,000
1,500
1,000
500
0
1,956
2,419

Maturity Profile as at 2004 Year-end
(Total gross debt: HK$5.6 billion)



HK$ million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,029
3,583

In more than two years but not more than five years   In more than five years

Total debt at the end of 2005 was HK$4.4 billion, HK$1.2 billion below the level in 2004. The source and application drivers leading to the lower debt are analysed below:

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	2005 HK$ million	2004 HK$ million (restated)	Change HK$ million
Operating Activities			
Cash generated from operations	952	808	144
Tax paid	(111)	(64)	(47)
	841	744	97
Investing Activities			
Disposals less additions in investment properties	2,351	(104)	2,455
Interest and dividends received, proceeds from disposal of securities	33	53	(20)
Net receipts from overseas projects	17	117	(100)
Others	(7)	(4)	(3)
	2,394	62	2,332
Financing Activities			
Dividends paid	(407)	(347)	(60)
Finance costs	(200)	(161)	(39)
Net decrease in borrowings	(1,248)	(311)	(937)
Others	0	20	(20)
	(1,855)	(799)	(1,056)
Net increase in cash balances	1,380	7	1,373

Cash generated from operations was HK$952 million, an increase of HK$144 million reflecting the strong business performance, of which HK$111 million were used to pay tax due during the year.

Net cash generated from investing activities sharply increased from HK$62 million to HK$2,394 million comprising mainly a net HK$2,351 million from disposals less additions in investment properties, the major disposal in 2005 being Entertainment Building.

Net cash used in financing activities in 2005 primarily resulted from interest payment and repayment of debt borrowings of HK$1,448 million and the payment of dividends of HK$407 million.

Interest Rate Exposure

Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group monitors its interest rate exposures closely. Depending on our medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

The Group's cost of financing in 2005 was 3.6%. Throughout 2004 to 2005, the pace and extent of the rise in Hong Kong Interbank Offer Rate were relatively predictable, resembling the trajectory of the US Federal Fund Rates at a 25 basis points increase after each Federal Open Market Committee meeting. Technically, increasing the proportion of fixed rate debt earlier in the cycle means lowering finance costs, but in practice the highly predictable rate hikes were also priced in the forward market after the second half of 2004, leaving little benefit and adding potential downside risk should the pace and extent become slower than expectation. For this reason, the Group has maintained the level of fixed rate contracts at around 50% of our total debt level, largely established in 2003 and 2004 before the market forward rates factored fully in the rate increase.

Debt Levels and Borrowing Costs


HK$ million
6,000
5,000
4,000
3,000
2,000
1,000
0
5.81%
3.65%
2.69%
2.54%
3.60%
5,628
5,601
5,707
5,684
5,922
5,907
5,612
5,590
4,375
2,973
2001
2002
2003
2004
2005
Average Borrowing Costs
Year-end Gross Debt
Year-end Net Debt
(Gross debt less cash and cash equivalents)

Foreign Exchange Exposure

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$200 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong dollars. Other foreign exchange exposure relates to the investments in overseas projects in Singapore and Shanghai. These foreign exchange exposures amounted to the equivalent of HK$1,176 million or 3.5% of the total assets.

Use of Derivatives

The Group uses derivatives extensively to manage the interest rate and foreign exchange exposures. To avoid the Group being exposed to losses arising from the use of derivatives, the potential impact of their use is evaluated thoroughly before executing the transactions. The Group's policy also prohibits the use of derivatives for purposes other than hedging.

Before entering into any hedging transaction, the Group will ensure that the counterparty possesses strong investment grade ratings so that the transaction will not expose the Group to undue credit risk. As part of our risk management, a limit on maximum risk-adjusted credit exposure is assigned to each counterparty. The level of the limit is basically in line with the credit quality of the counterparty.

INTERNAL CONTROLS AND RISK MANAGEMENT

COMMITMENT AND OBJECTIVES

The Group is committed to establishing and maintaining sound and effective internal controls. Adopting the definition used by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the U.S. in 1992, "internal control" is a process effected by an entity's board of directors, management and other personnel designed to provide reasonable assurance regarding the achievement of objectives. It is important to recognise that the intention is to manage rather than eliminate risks; and to provide a reasonable but not absolute assurance.

The Group has in place an internal control system, designed in light of the nature of our business, as well as our organisation structure and management philosophy. Key components of our internal control systems are analysed below adopting the COSO framework, namely, control environment; risk assessment; control activities; information and communications; and monitoring.

ROLES AND RESPONSIBILITIES

The Board has the overall responsibility to ensure that sound and effective internal controls are maintained. A continuous process has been put in place for identifying, evaluating and managing all significant risks the Group faces:

1. Establishment and communication of a commitment to maintaining high standards of corporate governance, emphasising accountability, professionalism and ethical practices. These set the control environment in which internal control activities are built.
2. Management is charged with the responsibility to design and implement an internal controls system within an established framework. A Risk Management Committee ("RMC") has been formed. Chaired by Managing Director, RMC comprises Chief Financial Officer and other division heads of the Group. RMC is accountable for:
   - reinforcing the control environment; assessing risks; implementing the required control activities; and ensuring information and communication flows;
   - exercising proper monitoring; and generally ensuring the overall effectiveness and efficiency of controls at both inter and intra divisional levels.
3. Managing Director and Chief Financial Officer report to the Audit Committee and the Board at least annually on corporate objectives; assessment of all material controls encompassing financial, operational and compliance controls; risk assessment on principal risks facing the Group, scope of external reviews and findings (where applicable); all failure incidents, evaluated with root cause analysis and recommended remedial actions, distinguishing isolated incidents from systemic weaknesses that require procedural changes or enhancements to prevent recurrence.
4. Report on audit findings and related controls issues to the Audit Committee.



Board of Directors
Risk Management Committee
Heads of Divisions
Business Units and Departments
Ownership
Monitoring
Reporting
Oversight
Control Environment
Framework
Delegation
Accountability

OUR BUSINESS MODEL AND INTERNAL CONTROLS SYSTEM

The Board has reviewed and is satisfied as to the effectiveness of the Group's internal controls system regarding its core property leasing and management activities.

As a property investor, our core leasing and property management operations and business processes are relatively simple and well-established. A stable core property portfolio is held for generating steady rental income, as opposed to active property trading or development. Our investment property business is capital intensive rather than people intensive, with controls vested in the hands of a small management team. In this light, key control activities have traditionally been built on top-level reviews; segregation of duties and physical controls.

However, management recognises that enhancement of these control activities are necessary to support future growth of the Group. During the year, the forms and contents of management reporting are enhanced. An enterprise-wide process to review, update and document corporate policies in phases is well underway. The aim is to move towards more systematic controls allowing appropriate delegation of routine transactions and at the same time, minimising policy exceptions and overrides only where comprehensive risk evaluation and justification are documented. A more systematic use of performance indicators is introduced, so as to assist management in analysing business performance and implementing corrective actions.

CONTROL ENVIRONMENT

The Group is committed to maintaining high standards of corporate governance. We have implemented a Code of Ethics applicable to all staff, emphasising the principles of respect for people, ethics and business integrity and generally meeting our responsibilities towards our stakeholders.

RISK ASSESSMENT AND CONTROL ACTIVITIES

The Group has established limits of authorities. Starting from the top, there is a list of matters reserved for full Board approval. In carrying out key functions, management staff are assigned levels of authority and accountability commensurate with their positions and duties. Segregation of duties is enforced in critical functions, including involvement of the Finance Division in appropriate cases, to ensure sufficient levels of checks and balances.

The Group's risk assessment process is a five-step process:

1. Corporate goals and objectives (financial as well as non-financial) set the context for our risk management process.
2. Key business processes of our core property leasing and management activities are analysed in turn, to identify potential risks that may impede the achievements of these objectives.
3. Impact of the identified risk events are then assessed, in terms of their potential impact on achieving our corporate goals; and these risk events are then prioritised based on such impact analysis.
4. Control activities are assessed on their effectiveness, applying professional knowledge and judgment, taking into account a number of factors such as size, complexity and nature of the functions; past control weaknesses or failures; changes in the operating environment and organisation structure; and level of overrides and exceptions.
5. The risks are re-assessed after control activities are taken into consideration to ensure residual risks are acceptable.

Selected key risks that are considered by management to have significant potential impact on the Group's core business activities are set out below.

Key Risks	Description and Areas of Impact	Key Control Activities
Market Risk	• Failing to achieve market rental rate and occupancy	• Internal research to monitor market trends • Benchmarking Group rentals and occupancy achieved against market index and peer group performance based on published information • Management review process includes monthly profitability review meeting between business units and Finance Division; monitoring of budget variances; general use of performance indicators to monitor group performance
Operational Risk	• Inadequate controls on costs and expenditures	• Budgetary controls on costs and investigation of material variances • Policies and procedures on major cost items to control unnecessary or inappropriate spending • Segregation of duties in areas of payment, approval and transaction recording
	• Procurement not achieving value for money	• Established procedures in the Procurement Manual • Tenders or competitive quotes for major items
	• Failing to attract and retain quality staff	• Established performance management system; regular compensation review and participating in peer group salary surveys to ensure market competitiveness • In-house training for general management skills; external training for functional expertise • Survey on employee satisfaction with follow-up actions
	• Business interruption due to disaster or incidents with long-term devastating impacts	• External professional insurance advisor to advise the Group on major insurance issues • Appropriate insurance cover in place to mitigate property damage and business interruption • Contingency plans and/or disaster recovery plans for reasonably foreseeable events; subject to regular review and update
Financial Risk	• Failing to produce accurate financial accounts on a timely basis	• Qualified accountants in key positions of the Finance Division to ensure high level of competence and quality • Annual audit by external auditors
	• Liquidity and interest rate mismanaged	• Management of liquidity and interest rate centralised in Treasury Department • Financial Risk Management Policy and annual funding plan reviewed and approved by the Board
	• Insufficient return on capital and assets	• In-house research to benchmark against industry and peer group based on published information • Acquisition of assets or new projects requires detailed appraisal based on business and financial justifications and is subject to established approval limits and authorities, including the requirement for board approval where appropriate
	• Payment not properly controlled	• All payments are centrally handled by the Finance Division and the cheques are safekept in secure places • Daily bank reconciliation is prepared and reviewed • Year-end bank confirmation by external auditors
Compliance Risk	• Violating or breaching listing rules, related laws and regulations	• Legal and Secretarial Department responsible for Group compliance with Listing Rules; procedures in place to liaise with Finance Division and lines to monitor ongoing compliance particularly regarding potential transactions with persons related to the Company's Directors, management and substantial shareholders • External legal advice is sought if necessary, coordinated by Legal and Secretarial Department
Reputational Risk	• Damage to the reputation of the Group	• Group commitment to media and investor friendly behaviour; active engagement with stakeholders • Active monitoring of media and analysts' reports • Group Communication Policy with clear designation of spokespersons, authorities and responsibilities

INFORMATION AND COMMUNICATIONS

The importance of internal controls and risk management is communicated to staff members in order to foster a control environment and awareness within the Group. Staff policy is set out to ensure that competent personnel in key managerial and supervisory positions possess appropriate knowledge and experience to effectively administer management policies and procedures.

The enterprise resource planning system is the backbone of the Group's management of inter-departmental information and communications. With the financial and operational data running off a single database, information can be shared more easily and in a more timely manner within the Group.

MONITORING

The Group recognises that the operating environment changes over time, hence potentially affecting the effectiveness of control measures. Risk assessment is, therefore, an ongoing rather than one-off exercise. RMC is charged with the responsibility of assessing the effectiveness of the system and reporting to the Board on a regular basis. Should any significant control failings or weaknesses be found, the Committee will bring them to the Board's notice and propose appropriate corrective actions.

Management is currently of the view that there is no immediate need to set up an internal audit function within the Group in light of the size, nature, and complexity of the Group's business. The situation will be reviewed from time to time.

External consultants have been engaged in the past to review selected areas of the control systems. Management will consider doing so in the future where appropriate, so as to obtain an independent opinion on the effectiveness of the internal controls.

WAY FORWARD

We shall continue to enhance our control activities in qualitative as well as quantitative terms. Specific initiatives will include:

(i) Progress further the phased enterprise-wide process to review and update corporate policies;

(ii) Re-define, and streamline where appropriate, our management reporting system in order to facilitate the wider use of "management by exceptions" approach. Key performance indicators will also be reviewed and used more extensively in reporting;

(iii) Engage external consultants to review the internal controls, policies and procedures and the risk assessment process;

(iv) Enhance further transparency and internal communications of policies and procedures by a range of tools including on-line accessibility.





STATUTORY AND GENERAL

This part of our report comprises the following sections:

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

STRUCTURE



THE BOARD
Audit Committee
Emoluments Review Committee
Nomination Committee
Investment Committee
CHAIRMAN
MANAGING DIRECTOR
Finance
Corporate Services
Property Investment
Property Services
Property Development

(A) Audit Committee
(E) Emoluments Review Committee
(N) Nomination Committee
(I) Investment Committee

CHAIRMAN
Peter Ting Chang LEE *(I, chairing N)*
J.P.

INDEPENDENT NON-EXECUTIVE DEPUTY CHAIRMAN
Sir David AKERS-JONES
(N, chairing A,E)
G.B.M., K.B.E., C.M.G., J.P.

MANAGING DIRECTOR
Michael Tze Hau LEE *(I)*

INDEPENDENT NON-EXECUTIVE DIRECTORS
Per JORGENSEN *(A)*
Dr. Geoffrey Meou-tsen YEH *(E,N)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst. D.

NON-EXECUTIVE DIRECTORS
Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Hans Michael JEBSEN *(I)*
B.B.S.
Anthony Hsien Pin LEE *(chairing I)*
Chien LEE *(A)*
Dr. Deanna Ruth Tak Yung RUDGARD

EXECUTIVE DIRECTOR
Pauline Wah Ling YU WONG

COMPANY SECRETARY
Wendy Wen Yee YUNG



Peter Ting Chang LEE
J.P.
Chairman *(I, chairing N)*

Peter T.C. Lee joined the Board in 1988, became Managing Director in 1999, and Chairman in 2001. Mr. Lee is a non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk (China) Shipping Company Limited, and a director of a number of other companies. He is also vice president of the Real Estate Developers Association of Hong Kong. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester and is also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 52.



Sir David AKERS-JONES
G.B.M., K.B.E., C.M.G., J.P.
Independent non-executive Deputy Chairman
(N, chairing A, E)

Sir David is Chairman of GAM Hong Kong Limited, Deputy Chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He was appointed a Director in 1989 and became the Deputy Chairman in 2001. He is aged 78.



Michael Tze Hau LEE
Managing Director *(I)*

Michael T.H. Lee joined the Board in 1990, became Chief Operating Officer in 2002, and Managing Director in 2003. Mr. Lee is a member of the Main Board Listing Committee of The Stock Exchange of Hong Kong Limited, a non-executive director of Tai Ping Carpets International Limited, and a member of the Executive Committee of Hong Kong Housing Society. He is President of Hong Kong Society for the Protection of Children and Vice Chairman of Helping Hand. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received his Bachelor of Arts Degree from Bowdoin College and Master of Business Administration Degree from Boston University. He is aged 44.



Fa-kuang HU
G.B.S., C.B.E., J.P.
Non-executive Director *(E)*

Mr. Hu is Senior Advisor of Mitsubishi Electric Hong Kong Group Limited (formerly "Ryoden (Holdings) Limited"). He is also an independent non-executive director of i-CABLE Communications Limited. Mr. Hu holds a Bachelor of Science Degree from Shanghai Jiao Tong University; appointed a non-executive Director in 1979 and is aged 82.



Hans Michael JEBSEN

B.B.S.
Non-executive Director *(I)*

Mr. Jebsen is Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. He is also an independent non-executive director of The Wharf (Holdings) Limited. He was appointed a non-executive Director in 1994 and is aged 49.



Per JORGENSEN

Independent non-executive Director *(A)*

Mr. Jorgensen is a director of A.P. Moller-Maersk A/S, Denmark and a number of A.P. Moller-Maersk companies in Asia, Africa and Europe. He was appointed a non-executive Director in 1981 and as Independent non-executive Director in 2000. He is aged 70.



Anthony Hsien Pin LEE

Non-executive Director *(chairing I)*

Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He is also a director of Australian-listed Mariner Financial Limited, a Sydney based financial services group. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He was appointed a non-executive Director in 1994 and is aged 48.



Chien LEE

Non-executive Director *(A)*

Mr. Lee is a private investor and a director of a number of companies including Swire Pacific Limited and Television Broadcasts Limited of which he is a non-executive director. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Mr. Lee was appointed a non-executive Director in 1988 and is aged 52.



Dr. Deanna Ruth Tak Yung RUDGARD
Non-executive Director

Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. She was appointed a non-executive Director in 1993 and is aged 66.



Pauline Wah Ling YU WONG
Executive Director

Responsible for the Group's strategic projects including current overseas projects. Having obtained a Bachelor of Arts Degree from The University of Hong Kong, she qualified as a Fellow Member of the Chartered Institute of Housing. She joined the Company in 1981 and has over 30 years of experience in the property field. She was appointed a Director in 1991, and assumed her current capacity in 2005. She is aged 57.



Dr. Geoffrey Meou-tsen YEH
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.
Independent non-executive Director *(E, N)*

Dr. Yeh is former Chairman of Hsin Chong Construction Group Ltd. He is currently an independent non-executive director of China Travel International Investment Hong Kong Limited. He holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Dr. Yeh was appointed a non-executive Director in 1979 and as Independent non-executive Director in 2001. He is aged 74.



From left:
Connie L.L. Choi, Wendy W.Y. Yung, Ricky T.F. Tsang, Mingo S.M. Kwan, Michael T.H. Lee, Peter T.C. Lee, Pauline W.L. Yu Wong, Christina C.C. Ma, Alex C.W. Lui, Lora W.S. Luke, John C.K. Ho

SENIOR MANAGEMENT

Mingo Sze-ming KWAN
Asset Management Director

Mr. Kwan is responsible for the Group's investment properties activities in Hong Kong including leasing and property services. He holds a Bachelor of Arts Degree from The University of Hong Kong, and a Master of Arts Degree in Marketing Management from Macquarie University in Australia. He is a Fellow Member of the Chartered Institute of Housing (UK) and Hong Kong Institute of Housing. Mr. Kwan has valuable experience in asset management spanning leasing, management, and asset enhancement. Prior to joining the Group in August 2005, Mr. Kwan worked with a Hong Kong publicly-listed public transport company for more than 20 years, latterly as Chief Estate Manager heading up its investment property and management activities. He is aged 53.

Christina Ching Chi MA
Deputy Director, Development

Ms. Ma is responsible for the Group's Development Division comprising Project, Urban Design & Architectural Services and Valuation and Development departments. She is a Registered Architect and an Authorised Person (Architect). She holds an Architectural Diploma Degree from Architectural Association, London, UK and a Bachelor of Science Degree in Architectural Studies and Structural Engineering from the University of Aston in Birmingham, UK. Before joining the Group in 2005, she has held senior management positions in a major property development company in Hong Kong and has over 20 years of experience in project and development. She is aged 47.

Ricky Tin For TSANG
Chief Financial Officer

Mr. Tsang is responsible for the Group's finance. He holds a Master Degree in Engineering from Oxford University, and is qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales and is a fellow member of Hong Kong Institute of Certified Public Accountants. Mr. Tsang is also a member of the Association of Corporate Treasurers in the United Kingdom. Prior to joining the Group in 2004, he had held senior business and finance positions with leading financial institutions in Hong Kong and the United Kingdom. He has extensive experience in management and finance including risk management, treasury and financial control. He is aged 44.

Wendy Wen Yee YUNG
Company Secretary

Ms. Yung is responsible for the Group's corporate services including legal and secretarial, human resources and administration, and corporate communications. She holds a Master of Arts Degree from Oxford University and is a solicitor of the High Court of the HKSAR. Prior to joining the Group in 1999, she was a partner of an international law firm in Hong Kong. She is aged 44.

Alex Chun Wan LUI
Senior Advisor, Urban Design and Architectural Services

Mr. Lui is responsible for the Group's urban design and architectural services. He is a Registered Architect and an Authorised Person (Architect), and a member of the Town Planning Board. He holds a Master Degree in City Planning from the Massachusetts Institute of Technology and a Bachelor of Architecture Degree from The University of Hong Kong. Before joining the Group in 2002, he was Professor in Architecture of the Chinese University of Hong Kong and has practised architecture and urban design for almost 30 years in Hong Kong, Singapore and USA. He is aged 62.

Lora Wing Sze LUKE
General Manager, Commercial Leasing

Ms. Luke is responsible for the Group's office and retail leasing and marketing activities. She holds a Master of Business Administration Degree from University of Reading in Real Estate and Construction, and is a member of the Chartered Institute of Housing (UK). Ms. Luke has over 20 years of property management and commercial leasing experience. Prior to joining the Group in 2000, she was senior leasing manager of a major listed property investment company. She is aged 45.

John Che Kong HO
Group Financial Controller

Mr. Ho is responsible for the Group's financial and reporting affairs. He holds a Master of Business Administration Degree from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and Chartered Management Accountant of The Chartered Institute of Management Accountants. Prior to joining the Group in 2005, he held financial controller positions with leading construction companies and had over 10 years of auditing experience with an international accounting firm. He is aged 38.

Connie Lai Ling CHOI
Head of Corporate Finance

Ms. Choi heads the Group's Corporate Finance Department, Finance Division. She holds a Master of Business Administration Degree from the University of Warwick and is an associate member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. Before joining the Group in 2005, she has served senior management positions in an international investment bank as well as with an international accounting firm. She is aged 37.

OUR COMMITMENT AND APPROACH

The Board and management of the Company are committed to maintaining high standards of corporate governance. Underlying this commitment is the Company's belief that good corporate governance is a reflection of the integrity, transparency and high ethical standards of a responsible business. The Board has adopted a Statement of Corporate Governance Policy (available on website: www.hysan.com.hk), which gives guidance on how corporate governance principles are applied to the Company. In addition to complying with applicable statutory requirements, we aim to continually review and enhance our corporate governance practices in the light of local and international best practices.

We are honoured to have received various recognitions from professional and industry bodies during 2005, such as the Best Corporate Governance Disclosure Awards – Platinum Award, organised by the Hong Kong Institute of Certified Public Accountants; Best Annual Reports Awards – Joint Winner for Achievement in Corporate Governance Disclosure, organised by the Hong Kong Management Association. The Company was also the third highest rated Hong Kong company in the international FTSE ISS Corporate Governance Index.

The Company has complied throughout the review year with the Code on Corporate Governance Practices (the "New Corporate Governance Code") set out in the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange"), except that its Emoluments Review Committee (established since 1987) has the responsibility of determining executive Director compensation.

The Company has introduced corporate governance best practices in certain key areas above and beyond the Stock Exchange's requirements. These are more particularly set out in this report and they include:

1. introducing a formal process for board evaluation;

2. establishing the office of an Independent non-executive Deputy Chairman acting as a "senior" Independent non-executive Director;

3. enhancing shareholder communications generally, by constructive use of Annual General Meetings ("AGMs") and sponsoring a programme to ensure effective direction of the Company's corporate communications to ultimate shareholders;

4. emphasising business ethics and integrity; and

5. providing enhanced disclosure of shareholdings information.

FOCUS IN 2005 AND WAY FORWARD

As key corporate governance systems and processes are in place, our focus in 2005 was to effectively deploy these tools to facilitate non-executive Directors to make a contribution in the Group's strategy formulation process. There has been greater emphasis on discussions of strategic business issues rather than updates on operational matters. Board processes, including the Board evaluation process, arrangements for Board meetings, and the quality and supply of information to Directors were reviewed and enhanced in this light.

We also enhanced our internal controls and risk management systems, crucial to support the further growth of the Group.

We believe that central to good corporate governance is our commitment to operating as a responsible business. Engendering an appropriate culture across the Group is therefore of vital importance. For 2006, one of our key focuses is to communicate this guiding principle to all our staff, beyond those in management positions. A company-wide communication programme is being implemented. The choice of theme of the 2005 Annual Report reflects this commitment. Further programmes will be rolled out, including the use of speeches, presentations, and a range of internal channels.

DISCLOSURE OF OUR PRACTICES

We aim to provide greater transparency of our corporate governance practices beyond the requirements of the Stock Exchange's corporate governance report. To us, maintaining high standards of corporate governance practices is more than a mechanical compliance exercise. We have therefore set out in this report our guiding principles and rationale as well as detailed procedures for implementation. Our corporate governance practices are set out in the following separate reports:

- *Corporate Governance Report*;
- Audit Committee Report (page 80);
- Directors' Remuneration and Interests Report (page 73); and
- Report on Internal Control and Risk Management (page 38).

NEW CORPORATE GOVERNANCE CODE: STATEMENT OF COMPLIANCE

A. Directors

A1. The Board

Code Principle

The board should assume responsibility for leadership and control of the issuer; and be responsible for directing and supervising the issuer's affairs.

How Hysan Applied the Code Principle

To Hysan, our Board mission is central to any discussions of directors and board practices. Hysan recognises that non-executive directors have two important roles. Firstly, strategic planning and, secondly, monitoring. This is set out in Hysan's Corporate Governance Guidelines: Mission of the Board of Directors:

"The Board of Directors represents the shareholders' interest in maintaining and growing a successful business including optimising consistent long-term financial returns. The Board is accountable for determining that the Company and its subsidiaries are managed in such a way as to achieve this objective. The Board's responsibility is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of Group strategic objectives."

Procedures - Code Provisions and Recommended Best Practice

Where Hysan Exceeded Code Provisions and Recommended Best Practice

Hysan's practices are more stringent than Code provisions in various areas, including notice of Board meetings and keeping of meeting records.

During 2005, certain new arrangements were made to facilitate non-executive Directors to make a contribution regarding their strategic planning role, including holding a separate Board meeting to discuss Group business direction, and enhancement of Board process generally.

Code Provisions	Alignment?	What exactly did Hysan do?
• At least four board meetings a year.	✓	• The Board met five times during 2005 and conducted the following principal activities: - Approval of annual operating plan and budget; management results and performance updates against annual operating plan and budget, together with business reports and presentations from senior management. - Approval of interim/final results, announcement, and interim/annual report; determining dividends; matters to be considered at annual general meeting. - Group strategic business direction in light of macro environment; Group core business performance and benchmarking; management recommendations and steps to be taken. • An additional Board meeting was held in September 2005 to discuss Group strategic business direction and management recommendations. • Board process: the forms, contents and delivery of management reports at Board meetings were fine-tuned to facilitate Board focus and discussions on strategic matters rather than factual reporting.

Code Provisions	Alignment?	What exactly did Hysan do?
		• Details of Directors' attendance records in 2005: **Attendance (%)** **Executive Directors** Peter T.C. Lee 100 Michael T.H. Lee 100 Pauline W.L. Yu Wong 100 **Independent non-executive Directors** Sir David Akers-Jones 100 Per Jorgensen 80 Dr. Geoffrey M.T. Yeh 80 David Muir Turnbull 67 *(appointed on 11.05.2005 and resigned on 12.12.2005)* **Non-executive Directors** Fa-kuang Hu 40 Hans Michael Jebsen 80 Anthony H.P. Lee 100 Chien Lee 100 Dr. Deanna R.T.Y. Rudgard 60 (40 by alternate)
• All directors be given an opportunity to include matters in the agenda for regular board meetings. • Notice of at least 14 days be given of a regular board meeting.	✓	• The Company generally gives notice of, and draft agenda for, regular Board meetings at least 21 days in advance. Non-executive Directors are invited to include additional matters in the agenda for the same to be finalised at least 14 days before the meeting date.
• Access to advice and services of the company secretary.	✓	• The Company Secretary is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters.
• Minutes of meetings kept by company secretary and open for inspection. • Draft and final minutes sent to all Directors for comments within a reasonable time.	✓	• The Company Secretary is responsible for taking minutes of Board and Board Committee meetings, which would be sent to Directors within a reasonable time (generally within 14 days) after each meeting and generally be made available for inspection by Directors/ committee members.
• Agreed procedure for Directors to seek independent professional advice at the company's expense.	✓	• Hysan's corporate governance guidelines provide for Directors taking independent professional advice at the Company's expense.
• If a substantial shareholder/ director has a conflict of interest in a material matter, a *board meeting should be* held. Such director must abstain from voting and not be counted	✓	• There is a prescribed list of matters reserved for full Board decision which includes transactions with connected persons. For this category, full Board *meetings will be held instead of by way of circulation.* • The Company's articles provide for voting and quorum requirements conforming with Code Provisions.
Recommended Best Practice		
• Insurance cover in respect of legal action against directors.	✓	• There is in place a Directors' & Officers' Liabilities Insurance cover.
• Board committees should adopt broadly the same principles and procedures.	✓	• Board committees adopt broadly the same principles and procedures as stated above. (See Section B1 - "The Level and Make-up of Remuneration and Disclosure"; and C3 - "Audit Committee").

A2. Chairman and Chief Executive Officer

Code Principle

Clear division of responsibilities – separate offices of chairman and chief executive officer to ensure a balance of power and authority.

How Hysan Applied the Code Principle

Hysan generally supports the principles of (i) splitting the roles of Chairman and Managing Director; and (ii) board independence. This is provided in Hysan Corporate Governance Guidelines: Principle 4 – Chairman and Managing Director:

"a) *The roles of Chairman and Managing Director are currently separate.*

b) *The Board supports the principle of Board independence and continually reviews the implementation of this principle. Currently, a "senior" Independent non-executive Director has been identified and acts as the Independent Deputy Chairman of the Board. The "senior" non-executive Director may also assume such responsibilities as might be designated by the Board."*

Procedures - Code Provisions and Recommended Best Practice

Where Hysan Exceeded Code Provisions and Recommended Best Practice

- Establishment of the office of a "senior" Independent non-executive Director – Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman of the Board, who also chairs two of Hysan's corporate governance-related committees, namely the Audit Committee and the Emoluments Review Committee. The presence of an Independent non-executive Deputy Chairman is designed to ensure the Board functions effectively and independent of management where appropriate.

- Introduction of a formal Board evaluation process in 2005.

- Active role played by the Chairman in driving corporate governance developments in the Company.

Code Provisions	Alignment?	What exactly did Hysan do?
• Roles of chairman and chief executive officer should be separate; clearly established and set out in writing.	✓	• Peter T.C. Lee serves as the Chairman and Michael T.H. Lee serves as the Managing Director. The Chairman focuses on Group strategic and Board issues. The Managing Director has overall chief executive responsibility for Group operations and development generally.
• The Chairman should ensure all directors be briefed on issues arising at the board meeting.	✓	• The Chairman has a clear responsibility to provide the whole Board with all the information that is relevant to the discharge of the Board's responsibilities.
• The Chairman should ensure directors to receive adequate information.		• The Company aims to continually improve on the quality and timeliness of the dissemination of information to Directors. (See Section A6 – "Supply of and Access to Information" for further details)
Recommended Best Practice		
Various recommended roles for Chairman including: • Drawing up and approving board agenda. • Ensuring establishment of good corporate governance practices and procedures.	✓	• The Chairman plays a key role in driving corporate governance development in the Company. The focus in 2005 was to enhance Board process to facilitate non-executive Directors to make a contribution regarding their strategic planning role.

Recommended Best Practice	Alignment?	What exactly did Hysan do?
• Encourage directors to make a full and active contribution to board affairs.	✓	• Hysan has in place a formal process of Board evaluation since 2005. The process takes the form of meetings between the Chairman and non-executive Directors without management presence, to be held at least once a year. The most recent meeting was held in March 2006. The Board regards such meetings as a forum whereby a broad range of strategic and performance matters may be openly discussed. The Board evaluation process will be further reviewed and refined over the current year.
• At least annually hold meetings with non-executive directors without executive directors being present.		
• Facilitate the effective contribution of non-executive relations between executive and non-executive directors.		

A3. Board Composition

Code Principle

The board should have a balance of skills and experience appropriate to the requirements of the business of the issuer, which also consists of a balanced composition of executive and non-executive directors (including independent non-executive directors) so that independent judgment can effectively be exercised.

How Hysan Applied the Code Principle

<u>Diversity</u>

Hysan's Board members bring an appropriate diverse set of experience, competencies, skills and judgment to the Board. From our experience, diversity of background and experience leads to more effective Board deliberations.

<u>Skill/experience</u>

Executive Directors

- Top management (overall strategic direction and daily operations of Hysan) – Peter T.C. Lee (Chairman) and Michael T. H. Lee (Managing Director)
- Business line – Pauline W. L. Yu Wong (Executive Director)

Independent non-executive Directors

- Civil service – Sir David Akers-Jones (Independent non-executive Deputy Chairman)
- Multi-national corporations/global exposure – Per Jorgensen
- Related business (construction) – Dr. Geoffrey M.T. Yeh
- Conglomerate/global exposure – David M. Turnbull (resigned on 12 December 2005)

Non-executive Directors

- Related business (real estate and investment) – F.K. Hu
- Trading companies/global exposure – Hans Michael Jebsen
- Finance and investment – Chien Lee and Anthony H.P. Lee
- Professional – Dr. Deanna R.T.Y. Rudgard

<u>Independence</u>

Hysan supports the principle of Board independence. This is stated in our Corporate Governance Guidelines: Principle 6 – What constitutes independence for outside directors:

"The Board believes that independence is a matter of judgment and conscience but that, in order to be independent, non-executive Directors should be free from any business or other relationship that might interfere with the exercise of their independent judgment. Directors considered to be independent will be identified in the Annual Report and other communications with shareholders."

Procedures - Code Provisions and Recommended Best Practice

Code Provisions	Alignment?	What exactly did Hysan do?
• Identify the independent non-executive directors in all corporate communications.	✓	• Composition of the Board, by category of Directors, including names of Chairman, executive Directors, Independent non-executive Directors and non-executive Directors is disclosed in all corporate communications.
Recommended Best Practice		
• Independent non-executive directors should represent at least one-third of the board.	✓	• Hysan Board comprised four Independent non-executive Directors representing one-third of the full Board for most of 2005. The Board is actively considering its composition following the resignation of Mr. David M. Turnbull as Independent non-executive Director on 12 December 2005.
• Maintain on the website an updated list of its directors identifying their role, function and (where applicable) independence.	✓	• Biographies of Directors, including clear designation of their roles and responsibilities, are maintained on the Company's website: www.hysan.com.hk

A4. Appointments, Re-election and Removal

Code Principle

Formal, considered and transparent procedures should be established for the appointment of new directors. Significant emphasis should also be placed on issue of succession planning.

How Hysan Applied the Code Principle

It is set out in Hysan Corporate Governance Guidelines: Principle 2 – Appointment Procedures:

"The Board as a whole is responsible for the procedure of agreeing to the appointment of its own members and for nominating them for election by the shareholders on first appointment and thereafter at regular intervals by rotation."

In March 2005, the Board established a Nomination Committee which is chaired by Peter T.C. Lee, Chairman of the Board, and its other members are Sir David Akers-Jones, Independent non-executive Deputy Chairman, and Dr. Geoffrey M.T. Yeh, Independent non-executive Director. The Committee has the responsibility to nominate for Board approval candidates to fill Board vacancies as and when they arise and to evaluate the balance of skills, knowledge and experience of the Board. The full terms of reference are available on the Company's website: www.hysan.com.hk.

Procedures - Code Provisions and Recommended Best Practice

Code Provisions	Alignment?	What exactly did Hysan do?
• Non-executive directors should be appointed for a specific term, subject to re-election.	✓	• Non-executive Directors are appointed for a term of three years. Approved by shareholders at 2005 AGM, the Company's Articles of Association was amended so that every Director shall be subject to retirement by rotation at least once every three years.
• All directors appointed to fill a casual vacancy should be subject to election at the first and subsequent general meeting.	✓	• Under the Company's Articles of Association, new Directors are required to submit themselves for re-election at the first Annual General Meeting ("AGM") following their appointment.
• Every director should be subject to rotation at least once every three years.		

Recommended Best Practice	Alignment?	What exactly did Hysan do?
• Election of an independent non-executive director serving more than nine years - explanatory statement to provide information on his independence.	✓	• Hysan supports the principle of Board independence. As set down in its Corporate Governance Guidelines, an independent Director should be "free from any business or other relationship that might interfere with the exercise of their independent judgment". Sir David Akers-Jones, Independent non-executive Deputy Chairman, has served the Board for more than 9 years, having been appointed in 1989. Sir David will stand for re-election at 2006 AGM. The Board considers that Sir David remains independent, notwithstanding the length of his tenure. Sir David demonstrates his willingness to exercise independent judgment and provides objective challenges to management. There is no evidence that length of tenure is having an adverse impact on his independence.
• The issuer should establish a nomination committee, *comprising a majority of* independent non-executive directors.	✓	• In March 2005, the Board established a Nomination Committee comprising a majority of Independent *non-executive Directors. It met once in March* 2005, with 100% attendance.

A5. Responsibilities of Directors

Code Principle

All directors (including non-executive directors) are required to keep abreast of their responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer.

How Hysan Applied the Code Principle

The roles of Hysan's Directors are stated in Hysan's Corporate Governance Guidelines – The Mission of the Board of Directors.

Procedures - Code Provisions and Recommended Best Practice

Code Provisions	Alignment?	What exactly did Hysan do?
• Every newly appointed director should receive a comprehensive, formal induction to ensure that he has a proper understanding of the business; his responsibilities under the Listing Rules, applicable regulatory requirements, business and governance policies of the issuer.	✓	• On appointment, new Directors will be given a comprehensive orientation package, including introduction to Group activities (covering organisation structure; key business activities and performance update; key financial issues), induction into their responsibilities and duties as directors of a listed company, and other regulatory requirements. • Non-executive Directors are regularly provided with comprehensive reports on the management's strategic plans, updates on lines of business, financial objectives, plans and actions. • The Company Secretary is responsible for keeping all Directors updated on Listing Rules and other statutory requirements.
• Functions of non-executive directors include: - bring an independent judgment to the board meeting - take the lead where potential conflicts of interests arise - serve on committees if invited - scrutinise the issuer's performance.	✓	• During 2005, new arrangements were made to facilitate non-executive Directors making a contribution regarding their strategic planning role. (see Section A1 - "The Board")
• Directors should ensure that they can give sufficient time and attention to the affairs of the issuer.	✓	• There is satisfactory attendance for Board and Board Committee meetings in 2005. (For attendance details, see Sections A1 - "The Board"; B2 - "The Level and Make-up of Remuneration and Disclosure"; and C3 - "Audit Committee")

Code Provisions	Alignment?	What exactly did Hysan do?
• Directors must comply with their obligations under the Model Code set out in Appendix 10.	✓	• The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules regarding Directors' dealings in securities. Throughout the year, Directors complied with the required standards of the Model Code. The Company has extended the application of the Model Code to "Restricted Employees" of the Company in its "Code for Securities Dealings by Restricted Employees".
Recommended Best Practice		
• Directors should participate in a programme of continuous professional development.	✓	• Hysan supports the principle of continuing professional development for Directors. Presentations and seminars on relevant areas are organised from time to time. Past seminars include a seminar on new Listing Rules with emphasis on Directors' responsibilities and interests.
• Directors should disclose at the time of his appointment (and at subsequent times) all offices held in other organisations and other significant commitments.	✓	• Directors disclose their other directorships to the Company twice a year.
• Directors should ensure regular attendance and active participation at board, board committee and general meetings.	✓	• In 2005, 100% of executive Directors, 100% of Independent non-executive Directors and a majority of non-executive Directors attended the AGM.
• Non-executive directors should make a positive contribution to the development of the issuer's strategy and policies through independent, constructive and informed comments.	✓	• Details on roles and functioning of non-executive Directors as set out above.

A6. Supply of and Access to Information

Code Principle

Directors should be provided in a timely manner with appropriate information so as to enable them to make an informed decision and to discharge their duties and responsibilities.

How Hysan Applied the Code Principle

An important element of the Hysan corporate programme is the continuous improvement in the quality and timeliness of the dissemination of information to our Directors.

This principle is clearly stated in Hysan's Corporate Governance Guidelines:

- Principle 10 – Board access to senior management
  "Senior management are from time to time brought into formal and informal contact with the Board at Board meetings and other events."

- Principle 12 – Availability of Information
  "The Chairman has a clear responsibility to provide the whole Board with all the information that is relevant to the discharge of the Board's responsibilities. The Board therefore expects to receive timely advice on all material information about the Company, its subsidiaries, its activities, performance and its projects, particularly including any significant variances from a planned course of action."

Procedures – Code Provisions and Recommended Best Practice

Where Hysan Exceeded Code Provisions and Recommended Best Practice

Hysan aims to continually improve on the quality and timeliness of the dissemination of information to Directors, in addition to complying with Code minimum requirements.

At least quarterly, Hysan Directors are provided with comprehensive reports on the management's strategic plans and budgets, updates on business plans and actions, financial objectives.

Business unit heads are invited to attend meetings to update Directors on their lines of business.

During 2005, as a result of feedback obtained from non-executive Directors, the forms of management reports were streamlined, with more emphasis on benchmarking and peer group comparison. The delivery of such reports were also finetuned, facilitating more discussion and questioning rather than factual reporting.

Code Provisions	Alignment?	What exactly did Hysan do?
• Board papers should be sent to all directors at least three days before the date of board/committee meeting.	✓	• Board papers are sent to all Directors at least five days before the date of Board/Committee meeting.
• Each director should have separate and independent access to senior management.	✓	• Senior management are from time to time brought into formal and informal contact with the Board at Board meetings and other events.
• Directors are entitled to have access to board papers; steps must be taken to respond director queries properly and fully.	✓	• Board papers and minutes are made available for inspection by Directors and Committee Members.

B. Remuneration of Directors and Senior Management

B1. The Level and Make-up of Remuneration and Disclosure

Code Principle

A formal and transparent procedure should be established for setting policy on executive director remuneration and for fixing the remuneration packages for all directors. No director should be involved in deciding his own remuneration.

How Hysan Applied the Code Principle

This is clearly stated in Hysan's Corporate Governance Guidelines: Principle 8 – Board Compensation Review:

"The pay and benefits for executive Directors, including the Chairman, are determined by the Emoluments Review Committee. For non-executive Directors, their fees and remuneration are determined by the general meeting. The remuneration of executive Directors and non-executive Directors will be the subject of continual monitoring of comparable companies. The assistance of independent external advisers will be sought from time to time."

The Company set up an Emoluments Review Committee in 1987 to review executive Director compensation. The Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman, with a majority of Independent non-executive Directors. Its current members are F.K. Hu, non-executive Director and Dr. Geoffrey M.T. Yeh, Independent non-executive Director. Full terms of reference are available on the Company website: www.hysan.com.hk.

Management makes recommendations to the Committee on Hysan's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. No Director or any of his associates is involved in deciding his own remuneration. The Committee generally meets at least once every year. There was 100% attendance for the last meeting.

Procedures - Code Provisions and Recommended Best Practice

Where Hysan Exceeded Code Provisions and Recommended Best Practice

Hysan has published a separate "Directors' Remuneration and Interests Report" since 2003 (See page 73).

Code Provisions	Alignment?	What exactly did Hysan do?
• Issuers should establish a remuneration committee with specific written terms of reference (containing the minimum prescribed duties, including responsibility to review remuneration of directors and senior management) which information should be made available on request or on the website.	Deviation explained	• Hysan set up an Emoluments Review Committee in 1987 to review executive Director compensation. Full terms of reference are available on the Company's website: www.hysan.com.hk. • In the light of the current organisation structure and the relatively simple nature of Hysan's business activities, the Board regards the current arrangements for Emoluments Review Committee to determine executive Director compensation as appropriate.
• The committee should consult the chairman and/or chief executive officer regarding proposed remuneration of other executive directors and have access to professional advice where necessary.	✓	• The Committee carries out an annual review of executive Director compensation packages. See "Directors' Remuneration and Interests Report" for further details on process and findings.
• The remuneration committee should be provided with sufficient resources to discharge its duties.	✓	• Independent professional advice will be sought to supplement internal resources where appropriate.
Recommended Best Practice		
• A significant proportion of executive directors' remuneration should be linked to corporate and individual performance.	✓	• Details of remuneration of executive Directors are disclosed on an individual basis. A performance-based element is built into top management compensation.

C. Accountability and Audit

C1. Financial Reporting

Code Principle

The board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects.

How Hysan Applied the Code Principle

The Board aims to present a comprehensive, balanced and understandable assessment of the Group position and prospects in all shareholder communications, including annual and interim reports, announcements and circulars.

Procedures – Code Provisions and Recommended Best Practice

Where Hysan Exceeded Code Provisions and Recommended Best Practice

The 2005 Annual Report provides enhanced disclosure by way of:

- general discussion on Hysan's guiding principle to act as a responsible business, and how this guides its interaction with various stakeholder groups, namely shareholders, customer, employees and the community (page 8);
- a full Management's Discussion and Analysis Section (page 20) covering:
  - Market Report extracted from publication issued by an independent valuer;
  - Operations Review with enhanced analysis and disclosure; including impact of adoption of new accounting standards; key performance drivers on operational and financial matter, comparatives and movements of key cost and revenue drivers for income statement, balance sheet and cash flow;
  - Report on Internal Controls and Risk Management;
  - Report on Financing Policy;
- enhanced corporate governance reports.

Code Provisions	Alignment?	What exactly did Hysan do?
• Management to provide explanation and information to enable board to make informed assessment of relevant matters.	✓	• Directors are regularly provided with comprehensive reports on the management's strategic plans, updates on lines of business, financial objectives, plans and actions.
• Acknowledgement of director responsibility for preparing the accounts; a statement by the auditors regarding reporting responsibilities in auditors' report.	✓	• A Statement of Directors' Responsibilities for the Financial Statements is set out in this Annual Report (page 82). • The Auditors' Report states auditors' reporting responsibilities.
• Board responsibility to present a balanced, clear and understandable assessment in annual/ interim reports, price-sensitive announcements; other financial disclosures/ reports under the Listing Rules and statutory requirements.	✓	• The Board aims to present a comprehensive, balanced and understandable assessment of the Group position and prospects in all shareholder communications.

C2. Internal Controls

Code Principle

The board should maintain a sound and effective internal controls system to safeguard the shareholders' investment and the issuer's assets.

How Hysan Applied the Code Principle

The Group is committed to implementing effective risk management policies and internal control procedures to identify and manage the risks that the Group may be exposed to, thereby providing reasonable assurance regarding the achievement of corporate objectives.

Procedures – Code Provisions and Recommended Best Practice

Where Hysan Exceeded Code Provisions and Recommended Best Practice

- Hysan publishes a separate "Internal Controls and Risk Management" report describing our internal controls system and Board review process (page 38).

Code Provisions	Alignment?	What exactly did Hysan do?
• The directors should at least annually conduct a review of the effectiveness of the system of internal controls; covering all material controls including financial, operational and compliance controls and risk management functions.	✓	• The Board has overall responsibility for the system of internal controls and for reviewing its effectiveness. • Management is charged with the responsibility to design and implement an appropriate internal control system. A Risk Management Committee, chaired by the Managing Director and comprising of Chief Financial Officer and other division heads of the Company, has been set up. Managing Director and Chief Financial Officer report to the Audit Committee and full Board on key findings regarding internal controls at least on an annual basis. • The Board is generally satisfied as to the adequacy of the Company's internal controls regarding its core property leasing and management activities. Steps are in place to enhance Group internal controls to support further growth of the Company.
Recommended Best Practice		
• The board's annual review should consider various prescribed areas. • Disclosure in annual report to provide meaningful information.	✓	• Details of internal controls structure, review and way forward are set out in "Internal Controls and Risk Management" section in the Annual Report.
• Review the need for an internal audit function on an annual basis.	✓	• Management currently takes the view that there is no immediate need to set up an Internal Audit function in light of the size, nature and complexity of the Group's business. The need for an internal audit function will be reviewed from time to time.

C3. Audit Committee

Code Principle

The audit committee should have clear terms of reference, including arrangements for considering how it applies the financial reporting and internal controls principles. The committee should maintain an appropriate relationship with the company's auditors.

How Hysan Applied the Code Principle

Hysan's Audit Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman and has a majority of Independent non-executive Directors. Its other members are Per Jorgensen, Independent non-executive Director and Chien Lee, non-executive Director. All members have experience in reviewing or analysing audited financial statements of public companies or major organisations. Full terms of reference are available on the Company's website: www.hysan.com.hk. The Audit Committee meets not less than twice a year. Meetings are also attended by invitation by the Managing Director and Chief Financial Officer. The Committee held two meetings in 2005 with 100% attendance.

Hysan believes that crucial to the effective functioning of an audit committee is a clear appreciation of the separate roles of management, the external auditors and Audit Committee members.

Hysan management is responsible for selecting company accounting policies and the preparation of the financial statements. The external auditors are responsible for auditing and attesting to the Company's financial statements and evaluating the Group's system of internal controls. The Audit Committee, as the delegate of the full Board, is responsible for overseeing the entire process.

Procedures – Code Provisions and Recommended Best Practice

Where Hysan Exceeded Code Provisions and Recommended Best Practices

Hysan has published a separate Audit Committee Report since 2002.

Disclosure in 2005 Audit Committee Report (page 80) was enhanced, setting out in detail the roles of the Committee including its relationship with management and the external auditors, work performed during the review year, report procedures, and steps agreed to enhance interaction with external auditors.

Code Provisions	Alignment?	What exactly did Hysan do?
• Minutes be kept by a duly appointed secretary; and should be sent to all committee members within a reasonable time.	✓	• Draft minutes prepared by the Company Secretary are sent to members within 14 days of each meeting.
• A former partner of the existing auditors should not sit on the audit committee.	✓	• None of the three Audit Committee members are former partners of the external auditors.
• The terms of reference of audit committee (containing the minimum prescribed duties) be made available on request and on the website.	✓	• Full terms of reference are available on website: www.hysan.com.hk.
• Disclosure – statement from the audit committee explaining its recommendation on the appointment, resignation or dismissal of external auditors; express disclosure where the board disagrees with the committee's view.	✓	• Audit Committee recommended to the Board (which in turn endorsed the view) that, subject to shareholders' approval at the forthcoming AGM, Deloitte Touche Tohmatsu be re-appointed as the external auditors for 2006. Factors considered include the presence of a lead audit partner rotation system, and the level of fees paid to external auditors for non-audit or review activities (2005: HK$227,390 for tax services provided; 2004: HK$228,300).
• The audit committee should be provided with sufficient resources to discharge its duties.	✓	• There is an agreed procedure for Audit Committee members to take independent professional advice at the Company's expense.
Recommended Best Practice		
• Terms of reference include: - "whistle-blowing" procedures by which employees of the issuer may, in confidence, raise concerns about possible improprieties. - oversee the issuer's relation with the external auditor.	✓	• "Whistling-blowing" procedures are included in Hysan's "Code of Ethics". (See section headed "Business Integrity" below) • The Audit Committee oversees the relationship of management with the external auditors including the provision of non-audit services.

D. Delegation by the Board

D1. Management Functions

Code Principle

An issuer should have a formal schedule of matters reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.

How Hysan Applied the Code Principle

This is clearly stated in the Hysan's Corporate Governance Guidelines: Principle 14 – Board Authorities, Delegations and Discretions:

"The Board has determined those matters that are to be retained for full Board sanction and those matters that are to be delegated to the executive management of the business. All Board Committees have clear written terms of reference. Board Committees report regularly to the full Board on their work and findings."

The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

The Board's role is not to manage the business, which responsibility remains vested with management. Board responsibility is to test and question management, and to monitor progress.

Code Provisions	Alignment?	What exactly did Hysan do?
• Board must give clear directions as to the powers of management, including circumstances where management should obtain prior approval from the board. • Formalise the functions reserved to the board and those delegated to management; and review arrangements on periodic basis.	✓	• There is a defined schedule of matters reserved for full Board decision, including: - Long-term objectives and strategies; - Extension of group activities into new business areas; - Annual budgets; - Preliminary announcements of interim and final results; - Dividend; - Material banking facilities; - Material acquisitions and disposals; - Connected transactions; - Annual internal controls assessment; and - Appointments to the Board following recommendations by the Nomination Committee. Where applicable, the "materiality" thresholds were based on Listing Rules requirements but set at lower levels.
Recommended Best Practice		
• Issuers should have formal letters of appointment for directors setting out the key terms and conditions relative to their appointment.	✓	• A formal appointment letter, setting out the key terms and conditions relative to their appointment, will be prepared for each newly appointed Director.

D2. Board Committees

Code Principle

Board committees should be formed with specific written terms of reference that deal clearly with the committees' authority and duties.

How Hysan Applied the Code Principle

Hysan currently has four Board Committees, including three corporate governance-related committees (being the Audit, Emoluments Review, Nomination Committees) and the Investment Committee. All Board Committees have clear written terms of reference. Board Committees report regularly to the Board on their work and findings.

Procedures - Code Provisions and Recommended Best Practice

Where Hysan Exceeded Code Provisions and Recommended Best Practice

Hysan publishes separate reports on work performed during the review year by the corporate governance-related committees, as follows:

- *Audit Committee Report (page 80); and*
- *Directors' Remuneration and Interests Report (page 73).*

Code Provisions	Alignment?	What exactly did Hysan do?
• Clear terms of reference to enable proper discharge of committees functions.	✓	• The Board has established four Board Committees with specific terms of reference, namely, Audit Committee, Emoluments Review Committee, Nomination Committee and Investment Committee.
• The terms of reference should require committees to report their decisions to the board.	✓	• Board Committees present their respective reports to the Board after each meeting, which reports address their work and findings.

E. Communication with Shareholders

E1. Effective Communication

Code Principle

The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.

How Hysan Applied the Code Principle

Hysan is committed to maintaining a policy of open and timely disclosure of relevant information on its attributes to shareholders and other stakeholders, subject to applicable legal requirements.

- The Board welcomes moves towards a more constructive use of AGMs and treats them as one of the principal avenues to enter into a dialogue with shareholders based on mutual understanding of objectives. Since 2004, we have introduced a "business review" session in addition to the statutory part of the meeting. A shareholders' visit session was built into the 2005 AGM programme.

- There is currently no requirement in Hong Kong providing for mandatory forwarding of shareholder communication materials by nominee companies to ultimate shareholders. Since 2005, we initiated and funded a programme inviting major nominee companies to pro-actively forward communication materials to shareholders at our expense. We are in discussions with other nominee companies with a view to expanding the programme.

Procedures - Code Provisions and Recommended Best Practice

Where Hysan Exceeded Code Provisions and Recommended Best Practice

Hysan exceeded Code procedures in conducting the statutory business of the 2005 AGM in the following ways:

- Despatch of Annual Report and financial statements and related papers to shareholders at least 35 days prior to AGM, as compared with statutory requirement of 21 days;

- Preparation of a comprehensive yet user-friendly AGM circular containing:

  - detailed report on voting procedures (including procedures for demanding a poll) presented in a user-friendly "frequently-asked-questions-and-answers" format;

  - comprehensive information on each resolution to be proposed;

  - biographies and interests of Directors standing for re-election inserted for ease of reference;

- Chairman demanded poll on all resolutions proposed;

- In addition to enhancing processes for the statutory part of the meeting, we introduced a "general business overview" session led by the Chairman and Managing Director in our 2005 AGM. Topics covered include Year 2004 business environment; governance and social responsibilities; 2004 achievements; business activities review and 2005 outlook. The arrangements were positively received by shareholders. An hour-long shareholders' visit was organised immediately preceding the 2005 AGM, aiming to enhance shareholder understanding of Hysan's core investment properties business.

Code Provisions	Alignment?	What exactly did Hysan do?
• A separate resolution be proposed by the chairman for each substantially separate issue.	✓	• Separate resolutions are proposed at the meeting on each substantially separate issue, including the election of individual Directors.
• The chairman of the board should attend the general meeting and arrange for the chairmen of the audit, remuneration and nomination committees to be present.	✓	• In 2005, there was 100% attendance of all executive Directors, Independent non-executive Directors, and Chairman of Audit and Emoluments Review Committees.

E2. Voting by Poll

Code Principle

The issuer should regularly inform shareholders of the procedures for voting by poll and ensure compliance with the requirements about voting by poll contained in the Listing Rules and the constitutional documents of the issuer.

How Hysan Applied the Code Principle

Hysan supports the principle of voting by poll and has adopted poll voting procedures for all resolutions in 2005 AGM.

Procedures – Code Provisions and Recommended Best Practice

Where Hysan Exceeded Code Provisions and Recommended Best Practice

- Hysan has adopted poll voting procedures for all resolutions in the 2005 AGM.

Code Provisions	Alignment?	What exactly did Hysan do?
• Disclosure in general meeting circulars of procedures and rights of shareholders to demand a poll.		• Procedures for demanding a poll were set out in a user-friendly "frequently asked-questions-and-answers" format in the circular accompanying the AGM Notice. These procedures were also explained during the AGM proceedings.
• Ensure that votes cast are properly counted and recorded.	✓	• A representative of external auditors was appointed as scrutineer.
• Chairman of meeting should adequately explain the poll procedures at commencement of meeting.		• Poll results were published in major Hong Kong newspapers on the business day following the meeting and posted on the websites of the Stock Exchange and the Company.

ADDITIONAL CORPORATE GOVERNANCE AREAS

Business Integrity

Maintaining the highest professional and ethical standards is central to Hysan's core operating philosophy. In 2005, the Group formally adopted a Code of Ethics addressing guiding principles governing conduct of Directors and employees, which includes promotion of fair and open competition, and appropriate "whistle-blowing" procedures. Details of the Code are available on our website: www.hysan.com.hk.

The Group recognises that the engendering of an appropriate corporate culture complemented by an internal communication strategy is crucial to the effectiveness of enforcing such Code. An internal communication programme is being rolled out. This includes the set-up of an employee concern programme ("Ideas Express") offering our staff the opportunity to write to the Managing Director via letter or email to express any views or thoughts including reporting possible breaches of Company policy without fear or intimidation. A range of internal communications channels including speeches, briefings, presentations and publications will also be used.

Communications with the Investment Community

Hysan is committed to maintaining a continuing open dialogue with institutional investors and analysts in order to raise understanding and awareness of the Group's strategy, operations, management and plans and to realise a fair valuation for the Company's shares. Under the programme in 2005, Managing Director and Chief Financial Officer participated in regular one-on-one meetings in Hong Kong and a roadshow in Singapore.

Group strategy and performance are communicated to financial markets principally through annual and interim reports, news releases, presentations. The Company's website has undergone continual development in 2005, allowing access to more extensive information on Group corporate objectives and structure; operations; assets; all media/ regulatory communications, and public presentations. Frequently-asked-questions are posted on the website and the Company responds to direct requests for information as well as providing answers to specific queries.

Shareholdings Information

As at 31 December 2005:

Authorised share capital: HK$7,250,000,000, comprising 1,450,000,000 ordinary shares of HK$5.00 each.

Issued and fully paid-up capital: HK$5,266,304,205 comprising 1,053,260,841 ordinary shares of HK$5.00 each.

Class of shares: one class of ordinary shares of HK$5.00 each with equal voting rights.

TOP 10 LARGEST SHAREHOLDERS

(as at 31 December 2005, as per register of members of the Company)

No.	Name of Shareholder	Number of shares held	% of the issued share capital#
1.	HKSCC Nominees Limited	428,206,972	40.65
2.	Lee Hysan Estate Company Limited*	270,118,724	25.65
3.	HSBC Nominees (Hong Kong) Limited	87,029,160	8.26
4.	Kenwin Assets Limited*	43,902,720	4.17
5.	Overton Holdings Limited*	43,902,720	4.17
6.	Atlas Corporate Management Limited*	39,809,001	3.78
7.	Hang Seng (Nominee) Limited	23,187,014	2.20
8.	Clipperton Company Limited*	17,019,739	1.62
9.	Shanghai Commercial Bank (Nominees) Limited	12,543,244	1.19
10.	Besticom Investment Limited*	8,834,176	0.84
Total		**974,553,470**	92.53

LOCATION OF SHAREHOLDERS

(as at 31 December 2005, as per register of members of the Company)

Location of Shareholders	Number of shares held	% of the issued share capital#
Hong Kong	1,043,704,554	99.08
United States and Canada	5,122,312	0.49
United Kingdom	4,284,815	0.41
Singapore	63,238	0.01
Others	85,922	0.01
Total	**1,053,260,841**	100.00

TYPES OF SHAREHOLDERS

Type of Shareholders	Number of shares held	% of the issued share capital#
Lee Hysan Company Limited, Lee Hysan Estate Company, Limited and their subsidiaries	429,046,912	40.74
Other corporate shareholders	568,877,219	54.01
Individual shareholders	55,336,710	5.25
Total	**1,053,260,841**	100

Note: # The percentages have been compiled based on the total number of shares of the Company in issue as at 31 December 2005 (i.e.1,053,260,841 ordinary shares).

* denotes entities whose interests are attributable to the substantial shareholder: Lee Hysan Estate Company, Limited (see "Substantial Shareholders' and Other Persons' Interests in Shares" section in Directors' Report).

The Directors submit their report together with the audited financial statements for the year ended 31 December 2005, which were approved by the Board of Directors on 7 March 2006.

PRINCIPAL ACTIVITIES

The principal activities of the Group continued throughout 2005 to be property investment, management and development. Details of the Group's associates and principal subsidiaries at 31 December 2005 are set out in notes 19 and 43 respectively to the financial statements.

An analysis of Group's turnover is set out in note 7 to the financial statements. As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided. A detailed review of the development of the business of the Group during the year, and likely future developments, is set out in Chairman's Statement and Management's Discussion and Analysis of the Annual Report.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2005 are set out in the consolidated income statement on page 84.

An interim dividend of HK10 cents per share amounting to HK$105,223,977 was paid to shareholders during the year.

The Board of Directors recommends the payment of a final dividend of HK35 cents per share with a scrip alternative to the shareholders on the register of members on 9 May 2006, absorbing HK$368,641,294. The ordinary dividends proposed and paid in respect of the full year 2005 will absorb HK$473,865,271, the balance of the profit will be retained.

RESERVES

Movements during the year in the reserves of the Group and the Company are set out in the consolidated statement of changes in equity on pages 88-89 and note 35 to the financial statements respectively.

INVESTMENT PROPERTIES

All of the Group's investment properties were revalued by an independent professional valuer at 31 December 2005. The revaluation resulted in a surplus as compared to carrying amount of HK$4,226,005,332 and is recognised in the consolidated income statement. During the year, the Group has disposed of one of its investment properties, Entertainment Building, which sale was completed on 30 December 2005. Financial analysis of the sale is set out in the Management's Discussion and Analysis of the Annual Report.

Details of movements during the year in the investment properties of the Group and the Company are set out in note 17 to the financial statements.

Details of the major investment properties of the Group at 31 December 2005 are set out in the section under "Schedule of Principal Properties" of the Annual Report.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 15 to the financial statements.

SHARE CAPITAL

During the year, the Company issued a total of 3,297,182 ordinary shares. Details of movements in the share capital of the Company are set out in note 34 to the financial statements.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance and has complied throughout the year with the Code on Corporate Governance Practice (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Further information on the Company's corporate governance practices is set out in the following separate reports:

(a) "Corporate Governance Report" (page 49) – it gives detailed information on the Code; the Company's compliance with the same, and adoption of local and international best practices;

CORPORATE GOVERNANCE *continued*

(b) "Directors' Remuneration and Interests Report" (page 73) – it gives detailed information of Directors' remuneration and interests (including information on Director's compensation, service contracts, Directors' interests in shares; contracts and competing business);

(c) "Audit Committee Report" (page 80) – it sets out terms of reference, work performed and findings of the Audit Committee for the review year;

(d) "Report on Internal Controls and Risk Management" (page 38) – it sets out the Company's framework on internal controls and risks assessment including methodology, control activities, work done during the year and further steps to be done.

THE BOARD

The Board currently comprises Peter T.C. Lee, Chairman, Michael T.H. Lee, Managing Director and Pauline W.L. Yu Wong, Executive Director and eight other non-executive Directors. Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman, also chairing the corporate governance committees, namely the Audit Committee and Emoluments Review Committee. The biographies of the Directors as at the date of this Report appear on pages 45 and 46.

David Muir Turnbull was appointed as an Independent non-executive Director on 11 May 2005 and resigned on 12 December 2005.

Under the Company's current Articles of Association, one-third (or such other number as may be required under applicable legislation) of the Directors, and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation. In this light, Peter T. C. Lee, Chien Lee, Sir David Akers-Jones and Hans Michael Jebsen will retire and, being eligible, offer themselves for re-election at the forthcoming AGM.

During the year, Raymond Liang-ming Hu, Li Kam Wing, Charles Gary Wellins and V-nee Yeh served as alternate Directors.

The Company has received from each Independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considered all of them to be independent.

DIRECTORS' INTERESTS IN SHARES

Details of Directors' interests in shares of the Company are set out in Directors' Remuneration and Interests Report on page 77.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES

As at 31 December 2005, the interests or short positions of Substantial Shareholders and Other Persons of the Company, in the shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance ("SFO"), or as otherwise notified to the Company, were as follows:

Aggregate long positions in shares and underlying shares of the Company

Name	Capacity	No. of shares held	% of the issued share capital*
Lee Hysan Estate Company, Limited	Interests of controlled corporations	429,046,912 *(Note 1)*	40.74
Lee Hysan Company Limited	Interests of controlled corporations	429,046,912 *(Note 1)*	40.74
J.P. Morgan Chase & Co.	*(Note 2)*	72,418,583	6.88

* *The percentages have been compiled based on the total number of shares of the Company in issue as at 31 December 2005 (i.e. 1,053,260,841 ordinary shares).*

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES *continued*

Notes:

(1) These interests represent the same block of shares. Lee Hysan Estate Company, Limited is a wholly-owned subsidiary of Lee Hysan Company Limited.

(2) As notified by J.P. Morgan Chase & Co., these shares were held in their respective capacities as beneficial owner (holding 73,000 shares), investment manager (holding 51,674,704 shares) and custodian (holding 20,670,879 shares).

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 31 December 2005.

RELATED PARTY TRANSACTIONS

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 41 to the financial statements.

Some of these transactions also constitute "Continuing Connected Transactions" under the Listing Rules, as identified below.

CONTINUING CONNECTED TRANSACTIONS

Certain transactions entered into by the Group constituted continuing connected transactions (the "Transactions") under the Listing Rules. Details of the Transactions are set out as follows:

1. Lease granted by the Group

(a) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate Limited (property owner of Lee Gardens Two) with the following connected persons (also substantial shareholders of Barrowgate Limited). Particulars are set out below:

	Connected person	Date of agreement	Terms	Premises	Annual consideration HK$
(i)	Jebsen and Company Limited (10% equity interest in Barrowgate Limited)	10 September 2003	4 years commencing from 1 September 2003	Office units at 28th to 31st Floors	14,053,410
		Various carpark agreements	On monthly basis with various commencement dates	3 carparking spaces	
		19 April 2005	3 months commencing from 1 May 2005	1 carparking space	
		19 April 2005	On monthly basis commencing from 1 May 2005	1 carparking space	
(ii)	Hang Seng Bank Limited (24.64 % equity interest in Barrowgate Limited)	3 September 2004	2 years and 16 days commencing from 15 September 2004	Shop units at Ground Floor and Basement	9,836,256

CONTINUING CONNECTED TRANSACTIONS *continued*

(b) Bamboo Grove, 74-86 Kennedy Road, Hong Kong ("Bamboo Grove")

Certain leases were entered into by Kwong Wan Realty Limited, a wholly-owned subsidiary of the Company and property owner of Bamboo Grove, with Lee Hysan Estate Company, Limited, a substantial shareholder of the Company (holding 40.74% interest) ("Lee Hysan Estate") and Atlas Corporate Management Limited, a wholly-owned subsidiary of Lee Hysan Estate. Details of the leases are set out below:

	Connected person	Date of agreement	Terms	Premises	Annual consideration HK$
(i)	Lee Hysan Estate Company, Limited	12 January 2004	2 years commencing from 16 January 2004	An apartment and 2 carparking spaces	1,289,880
(ii)	Lee Hysan Estate Company, Limited	9 November 2005	2 years commencing from 1 November 2005	An apartment and 1 carparking space	2,644,800
(iii)	Atlas Corporate Management Limited	14 December 2005 (Formal tenancy agreement executed on 5 January 2006)	2 years commencing from 16 January 2006	An apartment and 2 carparking spaces	1,778,280

(c) One Hysan Avenue, Causeway Bay, Hong Kong

The following lease arrangement was entered into by OHA Property Company Limited, a wholly-owned subsidiary of the Company and property owner of One Hysan Avenue, with Atlas Corporate Management Limited. Details of the lease are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration HK$
Atlas Corporate Management Limited	9 November 2005	3 years commencing from 1 November 2005	Whole of 21st Floor	1,357,632

(d) Lee Gardens Two, 28 Yun Ping Road, Hong Kong

The following lease arrangements were entered into by Barrowgate Limited with Chickeeduck Retail (Hong Kong) Limited and MF Jebsen International Limited, each of which was a connected person by virtue of the interest of an associate of a non-executive Director:

	Connected person	Date of agreement	Terms	Premises	Annual consideration HK$
(i)	Chickeeduck Retail (Hong Kong) Limited	18 December 2003	3 years commencing from 7 November 2003	Shop units on the 2nd Floor	1,248,157
(ii)	MF Jebsen International Limited	23 April 2004 and a Supplemental Deed of 12 July 2004	4 years commencing from 1 February 2004 and 3 years and 7 months commencing from 1 July 2004	Office units at 24th and 25th Floors	6,376,938
		1 May 2003	On monthly basis commencing from 1 May 2003	1 carparking space	

II. Leasing and property management services with a non-wholly-owned subsidiary at Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate Limited for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of agreement	Terms	Premises	Consideration HK$ (Note)
Barrowgate Limited	25 February 2004 and a Supplemental Appointment Letter of 19 July 2004	3 years commencing from 1 April 2004	Whole premise of Lee Gardens Two	5,931,145 (i) and 2,308,715 (ii)

Note: These represent the actual considerations for the year ended 31 December 2005, calculated on the basis of the fee schedules as prescribed therein.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

Announcements were published on 20 July 2004, 6 September 2004, 20 July 2005, 10 November 2005 and 15 December 2005 respectively regarding the relevant Transactions (other than that referred to in section I (d)(i)) in accordance with the Listing Rules. The Stock Exchange has granted a waiver for the Transactions referred to in section I (d) (ii) and section II above by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules on condition that details of the Transactions be included in the Company's subsequent published annual report for financial years in which the Transactions are subsisting.

Pursuant to Rule 14A.38 of the Listing Rules, the Board of Directors engaged the auditors of the Company to perform certain agreed upon procedures in respect of the Transactions of the Group to assist the Directors to evaluate whether the Transactions:

1. have received the approval from the Board of Directors;

2. were in accordance with the pricing policies of the Company where the Transactions involve provision of goods and services by the Company;

3. have been entered into in accordance with the agreement governing such Transactions; and

4. have not exceeded the cap stated in the relevant announcements.

The auditors have reported their factual findings on these procedures to the Board of Directors that the samples the auditors selected for the Transactions were in agreement in respect of items 1, 3 & 4 above and that according to the samples the auditors selected, in respect of item 2, the rent charged to the connected persons were either the same or fall within or slightly above the range of rental offered to independent third parties. All Independent non-executive Directors of the Company have reviewed the Transactions and the report of the auditors and confirmed that the respective contracts and terms of the Transactions are:

1. in the ordinary and usual course of business of the Company;

2. on normal commercial terms; and

3. in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the commercial interests of the Group as a whole.

INTEREST IN CONTRACTS OF SIGNIFICANCE

The lease arrangement between Barrowgate Limited, a non-wholly-owned subsidiary, and Jebsen and Company Limited also constitutes a contract of significance due to the annual consideration of the lease having a percentage ratio of 1.1% from the calculation of the revenue test (the percentage ratio for assets ratio and consideration ratio are 0.04% and 0.07% respectively). Details of the transaction are set out under section I(a) (i) of Continuing Connected Transactions.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate turnover attributable to the Group's five largest customers was less than 30% of total turnover.

Details of the Group's transactions with its major suppliers during the year are set out below:

	Percentage of the Group's total purchases
The largest supplier	18%
Five largest suppliers in aggregate	33%

PURCHASES, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed amount of public float during the year and up to the date of this report as required under the Listing Rules.

DONATIONS

During the year, the Group made donations HK$1,593,696 for charitable and other purposes.

AUDITORS

A resolution for the re-appointment of Messrs. Deloitte Touche Tohmatsu as auditors of the Company is to be proposed at the forthcoming AGM.

By order of the Board
Peter T.C. Lee
Chairman

Hong Kong, 7 March 2006

DIRECTOR COMPENSATION

Executive Director Emoluments

The Board first established the Emoluments Review Committee in 1987 to review and determine the remuneration of executive Directors.

The Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman, and has a majority of Independent non-executive Directors. Its other members are F.K. Hu and Dr. Geoffrey M.T. Yeh (Independent non-executive Director).

Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning him, the Chairman or Managing Director may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

The Group's remuneration policy seeks to provide a fair market remuneration in a form and value to attract, retain and motivate high quality staff and at the same time to reflect the importance of aligning awards with shareholder interests. Remuneration packages are set at levels to ensure comparability and competitiveness with Hong Kong-based companies competing within a similar talent pool, with particular emphasis on the property industry. Independent professional advice will be sought to supplement internal resources where appropriate.

Following a review completed in November 2003 by the Committee, the Company has developed a policy that involves top management (the Chairman and Managing Director) having a remuneration package consisting of several remuneration components. The fixed part of the package is a combination of basic salary and benefits. The proportion of performance-based compensation has been increased under this new structure. In addition, there are arrangements for a long-term incentive plan. The new levels of remuneration, taking effect as from December 2003, reflected comparator market information and advice from independent consultants (Watson Wyatt Hong Kong Limited). Such salary levels would be reviewed by the Committee on an annual basis.

The Committee met in March 2005 to review the 2005 fixed basic salary of the Chairman and Managing Director and their 2004 performance-based annual bonus. Details are set out in note 8 to the financial statements. The most recent meeting of the Committee was held in March 2006 to review executive Director compensation packages. There was 100% attendance without any executive Director presence.

Details of Directors' (including individual executive Directors) emoluments and options are set out in notes 8 and 42 respectively to the financial statements.

Non-executive Director Emoluments

The Directors' fees are subject to shareholder approval at general meeting. The non-executive Directors (including the Independent non-executive Directors) received fees totalling HK$839,382 and the Independent non-executive Deputy Chairman received a total annual fee of HK$157,500 for 2005 (Please refer to note 8 to the financial statements).

Taking into consideration the level of responsibility, experience and abilities required of the Directors, and fees offered for similar positions in comparable companies, new levels of Directors' fees were reviewed and approved at the AGM held on 10 May 2005. The new fees came into effect on 1 July 2005, and are as follows:

	HK$ per annum
Board of Directors	
Chairman	140,000
Deputy Chairman	120,000
Director	100,000
Audit Committee	
Chairman	60,000
Member	30,000
Other Committees	
Chairman	30,000
Member	20,000

DIRECTOR COMPENSATION *continued*

The non-executive Directors received no other compensation from the Group except for the fees disclosed above.

None of the non-executive Directors receive any pension benefits from the Company, nor do they participate in any bonus or incentive schemes.

Long-term Incentives: Share Option Schemes

The Company has granted options under two executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all Independent non-executive Directors as required under the Listing Rules. As approved by the Board, either the Chairman or the Managing Director may make grants to management staff below executive Director level.

Key terms of the share option schemes of the Company are summarised as follows:

The 1995 Share Option Scheme ("the 1995 Scheme")

The 1995 scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

As at 31 December 2005, shares issuable under options granted under the 1995 scheme was 1,885,000, representing less than 0.18% of the issued share capital of the Company.

The maximum entitlement of each participant is substantially below the limit set out under the scheme rules (being 25% of the maximum number of shares in respect of which options may at any time be granted under the 1995 Scheme). The exercise price was initially fixed at 80% of the average of the closing prices of the shares on the Stock Exchange for the 20 trading days immediately preceding the date of grant or the nominal value of a share whichever is the greater. The exercise price for options granted after 1 September 2001 was amended to comply with amendments to the Listing Rules. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

Grants made prior to 8 March 2005 are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

The 2005 Share Option Scheme ("the 2005 Scheme")

The Company adopted a new share option scheme (the "2005 Scheme" and together with the 1995 Scheme are referred to as "the Schemes") at the AGM held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

The maximum number of shares in respect of which options may be granted under the 2005 Scheme and any other share option scheme of the Company shall not exceed such number of shares as required under the Listing Rules, currently being 10% of the shares in issue (being 104,996,365 shares) as at 10 May 2005, the date of the AGM approving the 2005 Scheme. Under the Listing Rules, a listed issuer may seek approval by its shareholders in general meetings for "refreshing" the 10% limit under the scheme. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 Scheme and any other share option scheme of the Company must not exceed 30% of the shares in issue from time to time (or such number of shares as required under the Listing Rules). No options may be granted if such grant will result in this 30% limit being exceeded.

DIRECTOR COMPENSATION *continued*

The maximum entitlement of each participant under the 2005 Scheme must not during any 12-month period exceed such number of shares as required under the Listing Rules (which is 1% of the total shares in issue as at the date of shareholders' approval). The exercise price shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

Grant and Vesting Structures

With effect from 8 March 2005, the Board has approved a new grant and vesting structure. Grants will be made on a periodic basis. Vesting period is three years in equal proportion. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

Grant Movements during the Year

During the year, a total of 1,179,000 shares options were granted under the Schemes.

As at 31 December 2005, an aggregate of 2,389,000 shares are issuable under options granted under the Schemes, representing approximately 0.23% of the issued share capital of the Company.

As at the date of this Report,100,157,365 shares are issuable under the Schemes, regarding options granted which remain unexercised and options to be granted under the 2005 Scheme, representing 9.5% of the issued share capital.

Details of options granted and outstanding under the Schemes during the year are as follows:

			Changes during the year					
Name	**Balance as at 1.1.2005**	**Date of grant**	**Cancelled/ lapsed**	**Granted**	**Exercised**	**Balance as at 31.12.2005**	**Exercise price HK$**	**Exercisable period**
Executive Directors								
Peter T.C. Lee *(Note 1)*	1,350,000	7.1.1999	Nil	Nil	Nil	1,350,000	9.22	7.1.2001 – 6.1.2009
Michael T.H. Lee *(Note 2)*	Nil	10.5.2005	Nil	240,000	Nil	240,000	16.60 *(Note 4)*	10.5.2005 – 9.5.2015
Eligible Employees *(Note 3)*	Nil	30.3.2005	140,000 *(Note 8)*	675,000	Nil	535,000	15.85 *(Note 5)*	30.3.2005 – 29.3.2015
	Nil	9.8.2005	Nil	144,000	Nil	144,000	18.79 *(Note 6)*	9.8.2005 – 8.8.2015
	Nil	12.10.2005	Nil	120,000	Nil	120,000	18.21 *(Note 7)*	12.10.2005 – 11.10.2015
	1,350,000		140,000	1,179,000		2,389,000		

DIRECTOR COMPENSATION *continued*

Notes:

1. Options granted to Peter T.C. Lee were under the 1995 Scheme with a holding period of 2 years and a vesting period of 5 years.
2. Options granted to Michael T. H. Lee were under the 2005 Scheme with a vesting period of 3 years in equal proportions.
3. Eligible Employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.
4. The closing price of the shares of the Company immediately before the date of grant (as of 9 May 2005) was HK$16.40.
5. The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2005) was HK$15.35.
6. The closing price of the shares of the Company immediately before the date of grant (as of 8 August 2005) was HK$18.55.
7. The closing price of the shares of the Company immediately before the date of grant (as of 10 October 2005) was HK$17.90.
8. The options for 140,000 shares lapsed during the year upon the resignation of certain Eligible Employees.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Particulars of the Company's share option schemes are set out in note 42 to the financial statements.

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the year is as follows to be expensed through the Group's income statement over the three-year vesting period of the options.

The Company has used the Black-Scholes option pricing model (the "Model") to value the share options granted during the year. The Model is one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

Details of the fair values of share options determined at the date of grant using the Model with significant variables and assumptions are as follows:

	Date of grant			
	30.3.2005	**10.5.2005**	**9.8.2005**	**12.10.2005**
Closing share price at the date of grant	HK$15.55	HK$16.60	HK$18.75	HK$18.00
Risk free rate *(Note 1)*	4.428%	3.817%	4.186%	4.293%
Expected life of option *(Note 2)*	10 years	10 years	10 years	10 years
Expected volatility *(Note 3)*	31.50%	29.81%	25.56%	25.68%
Expected dividend per annum *(Note 4)*	HK$0.39	HK$0.39	HK$0.39	HK$0.39
Estimated fair values of options granted	HK$3,659,000	HK$1,286,000	HK$847,000	HK$668,000

DIRECTOR COMPENSATION *continued*

Notes:

1. Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

2 Expected life of option: being the period of 10 years commencing on the date of grant, adjusted based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

3. Expected volatility: being the approximate historical volatility of closing prices of the share of the Company in the past one year immediately before the date of grant.

4. Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

SERVICE CONTRACTS

No Director proposed for re-election at the forthcoming AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN SHARES

As at 31 December 2005, the interests of the Directors and Alternate Director in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), are set out below:

Aggregate long positions in shares and underlying shares of the Company

	No. of shares held					
Name	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total**	**% of the issued share capital***
Peter Ting Chang Lee	2,000,000	–	4,083,823 *(Note 1)*	–	6,083,823	0.578
Michael Tze Hau Lee	1,023,233	–	–	–	1,023,233	0.097
Fa-kuang Hu	–	–	255,012 *(Note 2)*	–	255,012	0.024
Hans Michael Jebsen	60,000	–	2,432,914 *(Note 1)*	–	2,492,914	0.237
Per Jorgensen	6,726	–	–	–	6,726	0.001
Chien Lee	850,000	–	4,083,823 *(Note 1)*	3,150,000 *(Note 3)*	8,083,823	0.768
Deanna Ruth Tak Yung Rudgard	1,871,600	–	–	–	1,871,600	0.178
Pauline Wah Ling Yu Wong	274,000	–	–	–	274,000	0.026
Geoffrey Meou-tsen Yeh	255,472	–	–	–	255,472	0.024
V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh)	43,259	–	84,575 *(Note 1)*	–	127,834	0.012

* *This percentage has been compiled based on the total number of shares of the Company in issue as at 31 December 2005 (i.e. 1,053,260,841 ordinary shares)*

DIRECTORS' INTERESTS IN SHARES *continued*

Certain executive Directors of the Company have been granted share options under the Company's Share Option Schemes (details are set out under "Long-term incentives: Share Option Schemes" above). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Notes:

(1) Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings. Corporate interests of Peter Ting Chang Lee and Chien Lee relate to the same corporation.

(2) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interests in all these shares.

(3) Such shares were held through a discretionary trust of which Chien Lee was one of the beneficiaries.

Aggregate long positions in shares of associated corporations

Listed below are certain Directors' interests in the shares of Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company, and Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Company.

Name	No. of shares held	% of the issued share capital
Hans Michael Jebsen	1,000 *(Note 4)*	10 *(Note 4)*
Fa-kuang Hu	5,000 *(Note 5)*	50 *(Note 5)*
Raymond Liang-ming Hu (alternate to Fa-kuang Hu)	5,000 *(Note 5)*	50 *(Note 5)*

Notes:

(4) Jebsen and Company Limited ("Jebsen and Company") has a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael Jebsen is deemed to be interested in Barrowgate by being the controlling shareholder and Chairman of Jebsen and Company.

(5) Ryoden Development Limited ("Ryoden Development") has a 50% interest in the issued share capital in PAECL through a wholly-owned subsidiary. Fa-kuang Hu and Raymond Liang-ming Hu are deemed to be interested in PAECL by virtue of their interests as beneficiaries of a discretionary trust which has an indirect controlling interest in Ryoden Development.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 31 December 2005 were recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Compliance of the Model Code

All Directors had confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code as set out in Appendix 10 to the Listing Rules throughout the review year.

DIRECTORS' INTERESTS IN CONTRACTS

During the review year, certain Directors are parties to contracts with the Group. These contracts constitute Related Party Transactions, Connected Transactions or Contracts of Significance under applicable accounting or regulatory rules (details are disclosed in the Directors' Report).

DIRECTORS' INTERESTS IN COMPETING BUSINESS

The Group is engaged principally in the property investment, development and management of high quality investment properties in Hong Kong. The following Directors (excluding Independent non-executive Directors) are considered to have interests in other activities ("Deemed Competing Business") that compete or are likely to compete with the said core business of the Group, all within the meaning of the Listing Rules.

For the reasons stated below, and coupled with the diligence of the Group's Independent non-executive Directors and the Audit Committee, the Group is capable of carrying on its business independent of and on an arm's length from the Deemed Competing Business.

(i) Peter T. C. Lee, Anthony H. P. Lee, Chien Lee, Michael T. H. Lee and Dr. Deanna R. T. Y. Rudgard are members of the founding Lee family whose range of general investment activities include property investments in Hong Kong and overseas. In light of the size and dominance of the portfolio of the Group, such disclosed Deemed Competing Business is considered immaterial.

(ii) F. K. Hu (and his alternate, Raymond L. M. Hu) are directors and have an indirect substantial interest in Designcase Limited and its subsidiaries, which are engaged in investment holding, property investment and development, property agency and management, project management in both the People's Republic of China and Hong Kong.

(iii) Hans Michael Jebsen (and his alternate, Li Kam Wing) hold the offices of directors in each of Jebsen and Company Limited and Jebsen China Services Limited (the "Companies") and some of their subsidiaries, of which their business activities include, inter alia, investment holding and property investment in both the People's Republic of China and Hong Kong. Mr. Jebsen is also a substantial shareholder of the Companies.

Mr. Jebsen is a non-executive director of The Wharf (Holdings) Limited whose business includes, inter alia, property investment, development and management in both the People's Republic of China and Hong Kong.

(iv) Chien Lee is an independent non-executive director of Swire Pacific Limited whose business includes, inter alia, property investment and trading in Hong Kong, People's Republic of China and USA.

The Company's management team is separate and independent from that of the companies identified in (ii), (iii) and (iv) above. In addition, save and except Peter T.C. Lee and Michael T.H. Lee, the relevant Directors have non-executive roles and are not involved in the Company's day-to-day operations and management.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 7 March 2006

AUDIT COMMITTEE REPORT

The Audit Committee has three members. It is chaired by the Independent non-executive Deputy Chairman, Sir David Akers-Jones. Under its terms of reference, the Committee oversees the Group's financial reporting process; it also reviews the Group's internal controls and risk management system, its relationship with external auditors. The Committee presents a report to the Board on its findings after each Committee meeting.

The Committee held two meetings during 2005, on 7 March and 8 August. A meeting was also held on 6 March 2006 to consider the financial statements for the year ended 31 December 2005. All members attended the above meetings. Significant matters relating to financial statements and activities of the Group for the year ended 31 December 2005, as reviewed and discussed in the relevant meetings, include the followings:

Financial Reporting

In the process of financial reporting, management is responsible for the preparation of Group financial statements including the selection of suitable accounting policies. External auditors are responsible for auditing and attesting to Group financial statements and evaluating the Group's system of internal controls in such regard. The Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them.

- August 2005 : The Committee reviewed and recommended to the Board of Directors for approval the unaudited financial statements for the first six months of 2005, prior to public announcement and filing. The Committee received reports from and met with external auditors to discuss the scope of their review and findings. In the light of the adoption of a number of new Hong Kong financial reporting standards applicable to accounting periods on or after 1 January 2005, the Committee had discussions with management and external auditors on the impact of adopting these standards; and significant judgments affecting the Group's financial statements. The Committee also highlighted the significance of implementing an appropriate communication programme to ensure the Company's stakeholders understand the implications of such changes.

- March 2006 : The Committee reviewed and discussed with management and external auditors the 2005 consolidated financial statements included in the 2005 Annual Report, prior to public announcement and filing. The Committee received reports from and met with the external auditors to discuss the general scope of their audit work and findings, including their assessment of Group's internal controls in this light. The Committee had discussions with management with regard to the adoption of a number of new Hong Kong financial reporting standards for the first accounting year ended 31 December 2005; and significant judgments affecting the Group's financial statements. Based on these review and discussions, and the report of the external auditors, the Audit Committee recommended to the Board of Directors approval of the consolidated financial statements for the year ended 31 December 2005, with the Auditors' Report thereon.

Review of Internal Controls and Risk Management Systems

- March 2006 : The Committee reviewed the Group's internal controls and risks management processes regarding its core property and leasing activities and is satisfied as to their effectiveness.

Relationship with external auditors

- March 2006 : The Committee reviewed and considered the terms of engagement of the external auditors including assessing their independence and objectivity. Factors considered include the arrangement for lead audit partner rotation, and the provision of non-audit services by the auditors. The Committee recommended to the Board that the shareholders be asked to re-appoint Deloitte Touche Tohmatsu as the Group's external auditors for 2006.

  The Committee had also considered and communicated with external auditors further steps to enhance the interaction of Committee members and external auditors during various stages of the audit cycle including the engagement of auditors, audit planning, access to Audit Committee throughout the audit cycle, review and consideration of audit findings.

MEMBERS OF THE AUDIT COMMITTEE

David AKERS-JONES *(Chairman)*
Per JORGENSEN
Chien LEE

Hong Kong, 7 March 2006

DIRECTORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Companies Ordinance requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of their respective profit or loss for the year then ended. In preparing the financial statements, the Directors are required to:

(a) select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;

(b) state the reasons for any significant departure from accounting standards; and

(c) prepare the financial statements on the going concern basis, unless it is not appropriate to presume that the Company and the Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Deloitte.
德勤

TO THE SHAREHOLDERS OF HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of Hysan Development Company Limited (the "Company") and its subsidiaries (the "Group") from pages 84 to 136 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstance of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
7 March 2006

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2005

	NOTES	2005 HK$'000	2004 HK$'000 (restated)
Turnover	7	**1,249,796**	1,154,486
Property expenses		**(237,351)**	(259,321)
Gross profit		**1,012,445**	895,165
Reversal of impairment loss on investments in securities		**-**	63,000
Gain on disposal of investments in securities		**-**	14,619
Other operating income		**38,327**	26,983
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**-**	60
Administrative expenses		**(102,889)**	(95,938)
Finance costs	10	**(214,585)**	(161,650)
Fair value changes on investment properties		**4,226,005**	-
Fair value changes on financial instruments		**(24,777)**	-
Share of results of associates	19	**241,358**	38,482
Release of negative goodwill arising on acquisition of an associate		**-**	2,124
Profit before taxation		**5,175,884**	782,845
Taxation	11	**(856,583)**	(140,164)
Profit for the year	12	**4,319,301**	642,681
Attributable to:			
Equity holders of the parent		**4,120,555**	608,642
Minority interests		**198,746**	34,039
		4,319,301	642,681
Dividends	13	**473,865**	419,862
Earnings per share	14		
Basic		**391.87 cents**	58.16 cents
Diluted		**391.62 cents**	58.14 cents

At 31 December 2005

	NOTES	2005 HK$'000	2004 HK$'000 (restated)
Non-current assets			
Property, plant and equipment	15	**69,477**	82,067
Prepaid lease payments	16	**123,096**	123,259
Investment properties	17	**29,815,430**	27,916,790
Interests in associates	19	**504,645**	855,486
Available-for-sale investments	20	**1,256,100**	–
Investments in securities	20	**–**	1,018,017
Derivative financial instruments	21	**32,004**	–
Negative goodwill	22	**–**	(956)
Staff housing loans, secured	23	**1,825**	2,247
Other receivables, prepayments and deposits	24	**27,724**	56,497
		31,830,301	30,053,407
Current assets			
Amount due from an associate	19	**642,596**	–
Derivative financial instruments	21	**14,195**	–
Staff housing loans, secured – due within one year	23	**422**	245
Other receivables, prepayments and deposits	24	**53,579**	28,658
Accounts receivable	24	**4,726**	12,846
Interest receivable		**43,546**	30,102
Time deposits		**1,401,230**	16,866
Cash and bank balances		**284**	5,058
		2,160,578	93,775
Current liabilities			
Derivative financial instruments	21	**64,057**	–
Accounts payable and accruals	25	**137,559**	115,121
Interest payable		**78,671**	66,328
Rental deposits from tenants		**121,604**	104,990
Deferred income		**–**	685
Advances from investees	27	**54,068**	–
Taxation payable		**198,139**	131,262
Unclaimed dividends		**1,128**	1,126
		655,226	419,512
Net current assets (liabilities)		**1,505,352**	(325,737)
Total assets less current liabilities		**33,335,653**	29,727,670

At 31 December 2005

	NOTES	2005 HK$'000	2004 HK$'000 (restated)
Non-current liabilities			
Derivative financial instruments	21	**39,802**	–
Advances from investees	27	**–**	54,068
Amounts due to minority shareholders	28	**327,256**	327,256
Long term bank loans – due after one year	29	**2,056,500**	3,502,100
Floating rate notes	30	**548,213**	547,739
Fixed rate notes	31	**1,499,591**	1,552,979
Zero coupon notes	32	**196,219**	–
Rental deposits from tenants		**135,009**	141,096
Deferred income		**–**	4,171
Deferred taxation	33	**2,879,451**	2,200,943
		7,682,041	8,330,352
NET ASSETS		**25,653,612**	21,397,318
Capital and reserves			
Share capital	34	**5,266,304**	5,249,818
Reserves		**19,400,992**	15,316,630
Equity attributable to equity holders of the parent		**24,667,296**	20,566,448
Minority interests		**986,316**	830,870
		25,653,612	21,397,318

The financial statements on pages 84 to 136 were approved and authorised for issue by the Board of Directors on 7 March 2006 and are signed on its behalf by:

Peter T.C. Lee
DIRECTOR

David Akers-Jones
DIRECTOR

At 31 December 2005

	NOTES	2005 HK$'000	2004 HK$'000 (restated)
Non-current assets			
Property, plant and equipment	15	**9,466**	9,025
Investment properties	17	**4,061,000**	3,510,000
Investments in subsidiaries	18	**5**	9,241,442
Interests in associates	19	**3**	3
Available-for-sale investments	20	**2,031**	–
Investments in securities	20	**–**	2,031
Staff housing loans, secured	23	**1,825**	2,247
Other receivables, prepayments and deposits	24	**7,860**	759
		4,082,190	12,765,507
Current assets			
Staff housing loans, secured – due within one year	23	**422**	245
Other receivables, prepayments and deposits	24	**3,876**	4,492
Accounts receivable	24	**783**	3,251
Interest receivable		**261**	–
Amounts due from subsidiaries	26	**7,949,195**	–
Time deposits		**1,189,010**	754
Cash and bank balances		**178**	3,937
		9,143,725	12,679
Current liabilities			
Accounts payable and accruals	25	**23,253**	27,960
Rental deposits from tenants		**15,162**	11,316
Amounts due to subsidiaries	26	**21,280**	–
Taxation payable		**83,220**	137
Unclaimed dividends		**1,128**	1,126
		144,043	40,539
Net current assets (liabilities)		**8,999,682**	(27,860)
Total assets less current liabilities		**13,081,872**	12,737,647
Non-current liabilities			
Amounts due to subsidiaries	26	**–**	30,980
Rental deposits from tenants		**5,969**	10,734
Deferred taxation	33	**490,077**	392,353
		496,046	434,067
NET ASSETS		**12,585,826**	12,303,580
Capital and reserves			
Share capital	34	**5,266,304**	5,249,818
Reserves	35	**7,319,522**	7,053,762
		12,585,826	12,303,580

The financial statements on pages 84 to 136 were approved and authorised for issue by the Board of Directors on 7 March 2006 and are signed on its behalf by:

Peter T.C. Lee
DIRECTOR

David Akers-Jones
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent						
	Share capital HK$'000	Share premium HK$'000	Employee share-based compensation reserve HK$'000	Investment property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Hedging reserve HK$'000
At 1 January 2004							
– as originally stated	5,217,857	1,333,828	–	6,740,946	487,613	9,897	–
– effect of changes in accounting policies *(note 3)*	–	–	–	(1,365,938)	–	(5,836)	–
– as restated	5,217,857	1,333,828	–	5,375,008	487,613	4,061	–
Unrealised gain on investments in securities	–	–	–	–	65,125	–	–
Surplus on revaluation of investment properties	–	–	–	3,651,224	–	–	–
Surplus on revaluation of buildings for own use	–	–	–	–	–	8,092	–
Surplus on revaluation of investment properties shared by minority shareholders	–	–	–	(223,499)	–	–	–
Share of reserve of an associate	–	–	–	57,354	–	–	–
Deferred taxation arising on revaluation of properties	–	–	–	(507,135)	–	(1,416)	–
Exchange differences on translation of an overseas associate	–	–	–	–	–	–	–
Net income (expense) recognised directly in equity	–	–	–	2,977,944	65,125	6,676	–
Realisation on disposal of investment in other securities	–	–	–	–	(11,957)	–	–
Profit for the year	–	–	–	–	–	–	–
Total recognised income and expense for the year	–	–	–	2,977,944	53,168	6,676	–
Issue of shares pursuant to scrip dividend scheme	25,961	–	–	–	–	–	–
Premium on issue of shares pursuant to scrip dividend scheme	–	38,121	–	–	–	–	–
Exercise of share options	6,000	–	–	–	–	–	–
Premium on issue of shares on exercise of share options	–	8,376	–	–	–	–	–
Share issue expenses	–	(47)	–	–	–	–	–
Final dividend for 2003 distributed	–	–	–	–	–	–	–
Dividend for 2004 declared	–	–	–	–	–	–	–
Interim dividend for 2004 distributed	–	–	–	–	–	–	–
At 31 December 2004	5,249,818	1,380,278	–	8,352,952	540,781	10,737	–
Effect of changes in accounting policies *(note 3)*	–	–	–	(8,352,952)	–	–	(32,720)
At 1 January 2005, as restated	5,249,818	1,380,278	–	–	540,781	10,737	(32,720)
Fair value changes on available-for-sale investments	–	–	–	–	255,473	–	–
Surplus on revaluation of buildings for own use	–	–	–	–	–	1,256	–
Share of reserve of an associate	–	–	–	–	–	–	–
Exchange differences on translation of an overseas associate	–	–	–	–	–	–	–
Net gain on cash flow hedges	–	–	–	–	–	–	67,652
Deferred taxation arising on revaluation of properties	–	–	–	–	–	(220)	–
Net income recognised directly in equity	–	–	–	–	255,473	1,036	67,652
Release of revaluation surplus on disposal of land and buildings	–	–	–	–	–	(10,508)	–
Profit for the year	–	–	–	–	–	–	–
Total recognised income and expenses for the year	–	–	–	–	255,473	(9,472)	67,652
Issue of shares pursuant to scrip dividend scheme	16,486	–	–	–	–	–	–
Premium on issue of shares pursuant to scrip dividend scheme	–	40,186	–	–	–	–	–
Share issue expenses	–	(40)	–	–	–	–	–
Recognition of equity-settled share based payments	–	–	2,171	–	–	–	–
Final dividend for 2004 distributed	–	–	–	–	–	–	–
Dividend for 2005 declared	–	–	–	–	–	–	–
Interim dividend for 2005 distributed	–	–	–	–	–	–	–
At 31 December 2005	5,266,304	1,420,424	2,171	–	796,254	1,265	34,932

The retained profits of the Group include retained profits of HK$201,774,000 (2004: accumulated losses of HK$39,584,000) attributable to associates of the Group.

Attributable to equity holders of the parent								
Capital reserve HK$'000	Translation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
502,235	(3,008)	154,995	100,000	276,547	3,795,499	18,616,409	753,855	19,370,264
–	–	–	–	–	(17,237)	(1,389,011)	(111,622)	(1,500,633)
502,235	(3,008)	154,995	100,000	276,547	3,778,262	17,227,398	642,233	17,869,631
–	–	–	–	–	–	65,125	–	65,125
–	–	–	–	–	–	3,651,224	–	3,651,224
–	–	–	–	–	–	8,092	–	8,092
–	–	–	–	–	–	(223,499)	223,499	–
–	–	–	–	–	–	57,354	–	57,354
–	–	–	–	–	–	(508,551)	(39,112)	(547,663)
–	(4,371)	–	–	–	–	(4,371)	–	(4,371)
–	(4,371)	–	–	–	–	3,045,374	184,387	3,229,761
–	–	–	–	–	–	(11,957)	–	(11,957)
–	–	–	–	–	608,642	608,642	34,039	642,681
–	(4,371)	–	–	–	608,642	3,642,059	218,426	3,860,485
–	–	–	–	–	–	25,961	–	25,961
–	–	–	–	–	–	38,121	–	38,121
–	–	–	–	–	–	6,000	–	6,000
–	–	–	–	–	–	8,376	–	8,376
–	–	–	–	–	–	(47)	–	(47)
–	–	–	–	(276,547)	–	(276,547)	–	(276,547)
–	–	–	–	419,782	(419,862)	(80)	–	(80)
–	–	–	–	(104,793)	–	(104,793)	(29,789)	(134,582)
502,235	(7,379)	154,995	100,000	314,989	3,967,042	20,566,448	830,870	21,397,318
(502,235)	–	–	–	–	8,902,705	14,798	–	14,798
–	(7,379)	154,995	100,000	314,989	12,869,747	20,581,246	830,870	21,412,116
–	–	–	–	–	–	255,473	–	255,473
–	–	–	–	–	–	1,256	–	1,256
–	212	–	–	–	–	212	–	212
–	2,532	–	–	–	–	2,532	–	2,532
–	–	–	–	–	–	67,652	–	67,652
–	–	–	–	–	–	(220)	–	(220)
–	2,744	–	–	–	–	326,905	–	326,905
–	–	–	–	–	10,508	–	–	–
–	–	–	–	–	4,120,555	4,120,555	198,746	4,319,301
–	2,744	–	–	–	4,131,063	4,447,460	198,746	4,646,206
–	–	–	–	–	–	16,486	–	16,486
–	–	–	–	–	–	40,186	–	40,186
–	–	–	–	–	–	(40)	–	(40)
–	–	–	–	–	–	2,171	–	2,171
–	–	–	–	(314,989)	–	(314,989)	–	(314,989)
–	–	–	–	473,865	(473,865)	–	–	–
–	–	–	–	(105,224)	–	(105,224)	(43,300)	(148,524)
–	(4,635)	154,995	100,000	368,641	16,526,945	24,667,296	986,316	25,653,612

CONSOLIDATED CASH FLOW STATEMENT

	NOTE	2005 HK$'000	2004 HK$'000 (restated)
OPERATING ACTIVITIES			
Profit before taxation		**5,175,884**	782,845
Adjustments for:			
Finance costs		**214,585**	161,650
Share of results of associates		**(241,358)**	(38,482)
Release of negative goodwill arising on acquisition of an associate		**–**	(2,124)
Reversal of impairment loss on investments in securities		**–**	(63,000)
Interest income		**(2,914)**	(1,229)
Dividend income		**(33,714)**	(24,947)
Depreciation		**5,787**	5,578
Amortisation of prepaid lease payments		**163**	163
Gain on disposal of investments in securities		**–**	(14,619)
Share-based payment expenses		**2,171**	–
Loss on disposal of property, plant and equipment		**9**	40
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**–**	(60)
Reversal of revaluation deficit on building for own use previously recognised in income statement		**(65)**	(50)
Fair value changes on investment properties		**(4,226,005)**	–
Fair value changes on financial instruments		**24,777**	–
Operating cash flows before movements in working capital		**919,320**	805,765
Decrease (increase) in accounts receivable, other receivables, prepayments and deposits		**15,746**	(36,777)
Decrease in staff housing loans, secured		**245**	12,883
Increase in rental deposits from tenants, accounts payable and accruals		**16,563**	26,628
Cash generated from operations		**951,874**	808,499
Hong Kong Profits Tax paid		**(111,418)**	(64,098)
NET CASH FROM OPERATING ACTIVITIES		**840,456**	744,401
INVESTING ACTIVITIES			
Interest received		**2,228**	543
Dividends received from available-for-sale investments/ investments in securities		**30,564**	24,947
Dividends received from associates		**–**	1,563
Additions to property, plant and equipment		**(6,811)**	(3,563)
Additions to investment properties		**(370,387)**	(104,527)
Proceeds on disposal of investment properties		**41,569**	–
Proceeds on disposal of investments in securities		**–**	26,512
Repayment from associates		**–**	86,216
Repayment from investees		**17,390**	27,146
Increase in advance from investees		**–**	3,579
Disposal of subsidiaries	36	**2,679,567**	–
NET CASH FROM INVESTING ACTIVITIES		**2,394,120**	62,416

	2005 HK$'000	2004 HK$'000 (restated)
FINANCING ACTIVITIES		
Net proceeds on exercise of share option	**–**	14,376
Share issue expenses	**(40)**	(47)
Interest paid	**(188,181)**	(147,270)
Bank charges	**(10,079)**	(11,312)
Medium Term Note Programme expenses	**(972)**	(976)
Other finance costs	**(890)**	–
Dividends paid	**(363,539)**	(317,357)
Dividends paid to minority shareholders of subsidiaries	**(43,300)**	(29,789)
New unsecured bank loans	**10,000**	1,549,100
Repayment of unsecured bank loans	**(1,455,600)**	(2,009,423)
Issue of floating rate notes	**–**	550,000
Floating rate notes issue expenses	**–**	(2,370)
Repayment of floating rate notes	**–**	(400,000)
Net proceeds from issue of zero coupon notes	**197,615**	–
Advance from minority shareholders	**–**	5,542
NET CASH USED IN FINANCING ACTIVITIES	**(1,854,986)**	(799,526)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**1,379,590**	7,291
CASH AND CASH EQUIVALENTS AT 1 JANUARY	**21,924**	14,633
CASH AND CASH EQUIVALENTS AT 31 DECEMBER	**1,401,514**	21,924
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Time deposits	**1,401,230**	16,866
Cash and bank balances	**284**	5,058
	1,401,514	21,924

1. GENERAL

The Company is a public listed company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited. The address of the registered office and principal place of business of the Company are disclosed on inside back cover of the Annual Report.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The principal activities of the Company and its subsidiaries (the "Group") are property investment, management and development.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions prior to 1 January 2001 was held in reserves. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in capital reserve of HK$13,908,000 has been transferred to the Group's retained profits on 1 January 2005. Comparative figures for 2004 have not been restated (see note 3 for the financial impact).

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1 January 2005 (of which negative goodwill of HK$516,143,000 was previously recorded in capital reserve and of HK$956,000 was previously presented as a deduction from assets and of HK$47,653,000 was previously included in interests in associates), with a corresponding increase to retained profits (see note 3 for the financial impact).

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 January 2005 and recognised the share option expenses of HK$2,171,000 in relation to share options granted by the Company for the year, with a corresponding adjustment recognised in the Group's employee share-based compensation reserve. Prior to the application of HKFRS 2, all share options of the Group were granted before 7 November 2002 and the Group did not have share options granted after 7 November 2002 and had not vested on 1 January 2005. Accordingly, no prior period adjustment has been required.

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debt or equity securities previously accounted for under the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24

By 31 December 2004, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the profit or loss for that period. From 1 January 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

All investments in securities of the Group and the Company as at 31 December 2004 amounting to HK$1,018,017,000 and HK$2,031,000 respectively have been reclassified to available-for-sale investments in accordance with HKAS 39 on 1 January 2005. The adoption of HKAS 39 with respect to the classification and measurement of debt or equity securities has had no material financial impact to the Group and the Company, and accordingly no adjustment is required as at 1 January 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1 January 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition.

Derivatives and hedging

By 31 December 2004, the Group's derivative financial instruments, mainly comprised interest rate and currency swaps and forward foreign exchange contracts, were used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. The derivatives were previously not recorded on balance sheet. Interest flows arising from the derivatives were previously accounted for on an accrual basis. Transactions hedged by forward exchange contracts were recorded at the forward rate specified in the contracts.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *continued*

Financial instruments *continued*

Derivatives and hedging continued

From 1 January 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

There are three types of hedge relationships under HKAS 39, including fair value hedges, cash flow hedges and net investment hedges. The Group designates certain derivatives as hedging instruments to hedge against its exposure of changes in fair value of certain assets and liabilities. For fair value hedges, changes in the fair value of the hedged items attributable to the relevant hedged risks and of the hedging instruments are recognised in profit or loss in the period in which fair value changes arise. For cash flow hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity and 'recycled' into the income statement when the hedged items affect profit or loss. Changes in the fair value of the ineffective portion of hedging instruments are recognised directly in profit or loss. For net investment hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity. Changes in the fair value of the ineffective portion of hedging instruments are recognised directly in profit or loss. On disposal of the foreign operation, the gain or loss on the hedging instrument remaining in equity will be transferred to profit or loss for the period in which the disposal takes place.

The Group has applied the relevant transitional provisions in HKAS 39. For derivatives that do not meet the requirements of hedge accounting in accordance with HKAS 39, the Group has, from 1 January 2005 onwards, deemed such derivatives as held for trading. For cash flow hedges that meet the requirements of hedge accounting set out in HKAS 39, the Group has, from 1 January 2005 onwards, applied hedge accounting in accordance with the transitional provision in HKAS 39 to account for such hedges (see note 3 for the financial impact). For fair value hedges, the Group has completed the necessary documentation for designation of the hedge relationship on 1 January 2005 and applied fair value hedge accounting on a prospective basis.

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively in relation to transfer of financial assets from 1 January 2005 onwards. This change has had no material effect on the results for the current period.

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases (except for property interest under operating leases previously accounted for as investment property under the fair value model which is transferred to owner-occupied property), which are carried at cost and amortised over the lease term on a straight-line basis. The surplus on revaluation in respect of the land interests accounted for as property, plant and equipment previously recognised in the asset revaluation reserve was adjusted retrospectively. Comparative figures for 2004 have been restated (see note 3 for the financial impact).

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *continued*

Investment properties

In the current year, the Group and the Company have, for the first time, applied HKAS 40 "Investment Property". The Group and the Company have elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in profit or loss for the year in which they arise. In previous years, investment properties under the predecessor standard (SSAP 13) were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation surplus subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group and the Company have applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards. The amount held in the investment property revaluation reserve at 1 January 2005 has been transferred to the Group's and the Company's retained profits (see note 3 for the financial impact).

The adoption of HKAS 40 has resulted in a change of classification of certain properties which were previously classified as investment properties according to SSAP 13. In previous period, property with 15% or less by area or value that was occupied by the Company or another company in the group should normally be regarded as an investment property in its entirety even though part of it is not held for investment purposes. According to HKAS 40, if a portion of the properties could be sold separately (or leased out separately under a finance lease), an entity accounts for the portion separately. If the portion could not be sold separately, the property is investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. In the current year, the Group applied HKAS 40 and has reclassified certain such owner-occupied properties that could be sold separately (or leased out separately under a finance lease) from investment properties to property, plant and equipment retrospectively. Comparative figures for 2004 have been restated (see note 3 for the financial impact).

Deferred taxes related to investment properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP – Interpretation 20). In the current year, the Group and the Company have applied HK(SIC) Interpretation 21 ("HK(SIC) INT – 21") "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group and the Company expect to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) INT – 21, this change in accounting policy has been applied retrospectively. Comparative figures for 2004 have been restated (see note 3 for the financial impact).

The application of HK(SIC) INT-21 has also resulted in recognition of deferred taxation in respect of the revalued investment properties held by an associate of the Group. The increase in the Group's share of results of associates arising from fair value changes of investment properties net of related deferred taxation amounted to HK$181,523,000 for the current year (see note 3 for financial impact). This change has had no material effect on the results for prior periods and accordingly no prior period adjustment is required.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described above on the results for the current and prior years are as follows:

	2005 HK$'000	2004 HK$'000
Gains arising from fair value changes of investment properties	4,226,005	–
Less: Gains arising from fair value changes of disposed investment properties	(467,019)	–
Net revaluation deficits in respect of disposed investment properties previously recognised in investment property revaluation reserve and transferred to retained profits on 1 January 2005	1,388,462	–
	5,147,448	–
Losses arising from fair value changes on financial instruments	(24,777)	–
Increase in depreciation arising from reclassification from investment properties to property, plant and equipment	(926)	(918)
Decrease in deferred taxation arising from reclassification from investment properties to property, plant and equipment	162	161
Increase in deferred taxation in relation to fair value gains of investment properties	(668,351)	–
Gains arising from fair value changes of investment properties net of related deferred taxation from an associate	181,523	–
Decrease in release of negative goodwill	(2,184)	–
Expenses in relation to share options granted to the directors and employees	(2,171)	–
Increase (decrease) in profit for the year	4,630,724	(757)
Attributable to:		
Equity holders of the parent	4,473,850	(757)
Minority interests	156,874	–
	4,630,724	(757)

Analysis of increase (decrease) in profit for the year by line items presented according to their function:

	2005 HK$'000	2004 HK$'000
Increase in fair value changes on investment properties	5,147,448	–
Decrease in fair value changes on financial instruments	(24,777)	–
(Increase) decrease in deferred taxation	(668,189)	161
Increase in administrative expenses	(3,097)	(918)
Decrease in release of negative goodwill	(2,184)	–
Increase in share of results of associate	181,523	–
	4,630,724	(757)

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *continued*

THE GROUP

The cumulative effects of the application of the new HKFRSs on 31 December 2004 and 1 January 2005 are summarised below:

	As at 31.12.2004 HK$'000 (originally stated)	**Adjustments** HK$'000 (Note)	**As at 31.12.2004** HK$'000 (restated)	**Adjustments** HK$'000	**As at 1.1.2005** HK$'000 (restated)
Property, plant and equipment	68,975	13,092	82,067	–	82,067
Prepaid lease payments	–	123,259	123,259	–	123,259
Investment properties	28,147,190	(230,400)	27,916,790	–	27,916,790
Interests in associates	855,486	–	855,486	47,653	903,139
Derivative financial assets	–	–	–	38,443	38,443
Derivative financial liabilities	–	–	–	(72,254)	(72,254)
Negative goodwill	(956)	–	(956)	956	–
Deferred taxation	(218,091)	(1,982,852)	(2,200,943)	–	(2,200,943)
Other assets/liabilities	(5,378,385)	–	(5,378,385)	–	(5,378,385)
Net assets	23,474,219	(2,076,901)	21,397,318	14,798	21,412,116
Share capital	5,249,818	–	5,249,818	–	5,249,818
Retained profits	3,984,917	(17,875)	3,967,042	8,902,705	12,869,747
Capital reserve	502,235	–	502,235	(502,235)	–
Hedging reserves	–	–	–	(32,720)	(32,720)
Investment property revaluation reserve	10,251,625	(1,898,673)	8,352,952	(8,352,952)	–
Asset revaluation reserve	20,356	(9,619)	10,737	–	10,737
Other reserves	2,483,664	–	2,483,664	–	2,483,664
Minority interests	–	–	–	830,870	830,870
Total equity	22,492,615	(1,926,167)	20,566,448	845,668	21,412,116
Minority interests	981,604	(150,734)	830,870	(830,870)	–
	23,474,219	(2,076,901)	21,397,318	14,798	21,412,116

Note: The amounts represent adjustments to comparative figures for 2004 arising from (i) reclassification of certain investment properties of the Group to property, plant and equipment as a result of application of HKAS 40; (ii) recognition of deferred taxation in respect of revalued investment properties in accordance with HK(SIC) INT – 21 and (iii) reclassification of leasehold interests in land to prepaid lease payments under operating leases according to HKAS 17. These changes of accounting policies have been applied retrospectively.

The financial effects of the application of the new HKFRSs to the Group's equity on 1 January 2004 are summarised below:

	As originally stated HK$'000	**Adjustments** HK$'000	**As restated** HK$'000
Share capital	5,217,857	–	5,217,857
Retained profits	3,795,499	(17,237)	3,778,262
Investment property revaluation reserve	6,740,946	(1,365,938)	5,375,008
Asset revaluation reserve	9,897	(5,836)	4,061
Other reserves	2,852,210	–	2,852,210
Minority interests	753,855	(111,622)	642,233
Total equity	19,370,264	(1,500,633)	17,869,631

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *continued*

THE COMPANY

The cumulative effects of the application of the new HKFRSs on 31 December 2004 and 1 January 2005 are summarised below:

	As at 31.12.2004 HK$'000 (originally stated)	Adjustment HK$'000 (Note)	As at 31.12.2004 HK$'000 (restated)	Adjustment HK$'000	As at 1.1.2005 HK$'000 (restated)
Non-current assets	12,765,507	–	12,765,507	–	12,765,507
Current assets	12,679	–	12,679	–	12,679
Current liabilities	(40,539)	–	(40,539)	–	(40,539)
Deferred taxation	(9,069)	(383,284)	(392,353)	–	(392,353)
Other non-current liabilities	(41,714)	–	(41,714)	–	(41,714)
Net assets	12,686,864	(383,284)	12,303,580	–	12,303,580
Share capital	5,249,818	–	5,249,818	–	5,249,818
Retained profits	3,296,591	–	3,296,591	1,806,909	5,103,500
Investment property revaluation reserve	2,190,193	(383,284)	1,806,909	(1,806,909)	–
Other reserves	1,950,262	–	1,950,262	–	1,950,262
Total equity	12,686,864	(383,284)	12,303,580	–	12,303,580

Note: The amount represents adjustment to comparative figure for 2004 arising from recognition of deferred taxation in respect of revalued investment properties in accordance with HK(SIC) INT – 21. This change of accounting policy has been applied retrospectively.

The financial effects of the application of the new HKFRSs to the Company's equity on 1 January 2004 are summarised below:

	As originally stated HK$'000	Adjustment HK$'000	As restated HK$'000
Share capital	5,217,857	–	5,217,857
Retained profits	3,533,725	–	3,533,725
Investment property revaluation reserve	1,723,577	(301,626)	1,421,951
Other reserves	1,865,370	–	1,865,370
Total equity	12,340,529	(301,626)	12,038,903

The Group has not early applied the new standards, interpretations and amendments that have been issued but are not yet effective as at 31 December 2005.

The Group has commenced considering the potential impact of these standards, interpretations and amendments, and determined that except for the following amendment, the management anticipates the application of these new standards, interpretations and amendments will have no material impact on the Group's financial statements. HKAS 39 and HKFRS 4 (Amendments) requires financial guarantee contract which is within the scope of HKAS 39 to be measured at fair value on initial recognition. The management determined that it is not yet in a position to reasonably ascertain how the following amendment may affect the financial position and its presentation in the Group's financial statements.

HKAS 39 & HKFRS 4 (Amendments) : Financial guarantee contracts[1]

[1] Effective for annual periods beginning on or after 1 January 2006.

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or associate at the date of acquisition.

As explained in note 2 above, all goodwill previously recognised in reserves has been transferred to the Group's retained profits on 1 January 2005.

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary or an associate for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

Negative goodwill arising on acquisitions before 1 January 2005 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

As explained in note 2 above, all negative goodwill as at 1 January 2005 has been derecognised with a corresponding adjustment to the Group's retained profits.

4. SIGNIFICANT ACCOUNTING POLICIES *continued*

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year.

Investments in associates

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Property, plant and equipment

Property, plant and equipment are stated at cost/deemed cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

For property interest held under operating lease classified as an investment property under fair value model which is then transferred to owner-occupied property, the property interest is stated at a deemed cost equal to its fair value at the date of change in use.

Buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on revaluation of buildings is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the asset revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

4. SIGNIFICANT ACCOUNTING POLICIES *continued*

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases, including the leasehold interests in land, are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

4. SIGNIFICANT ACCOUNTING POLICIES *continued*

Taxation *continued*

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Impairment (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another Standard, in which case the impairment loss is treated as a revaluation decrease under that Standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at revalued amount under another Standard, in which case the reversal of the impairment loss is treated as a revaluation decrease under that other Standard.

Retirement benefit costs

Payments to the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

Revenue recognition

Rental income is recognised on a straight-line basis over the relevant lease term.

Income from property sales is recognised on the execution of a binding sales agreement.

Management fee income and security service income are recognised when services are rendered.

Dividend income from investments is recognised when the shareholders' right to receive dividend has been established.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise derivative financial instruments that are not designated and effective hedging instruments. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

4. SIGNIFICANT ACCOUNTING POLICIES *continued*

Financial assets *continued*

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including accounts receivable, time deposits, staff housing loans and other receivables are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as such or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not be reversed in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not be reversed in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss has two sub-categories, including financial liabilities held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Other financial liabilities

Other financial liabilities including bank and other borrowings, floating rate notes, fixed rate notes and zero coupon notes are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

4. SIGNIFICANT ACCOUNTING POLICIES *continued*

Derivative financial instruments and hedging

The Group uses derivative financial instruments (primarily interest rate swaps and currency swaps) to hedge its exposure against interest rate and foreign exchange rate fluctuation. Such derivatives are measured at fair value regardless of whether they are designated as effective hedging instruments.

There are three types of hedge relationships under HKAS 39, including fair value hedges, cash flow hedges and net investment hedges. Hedges are classified as fair value hedges when hedges are made to hedge against exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment. Alternatively, hedges are classified as cash flow hedges when hedges are made to hedge against exposure to variability in cash flows that are attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction. The Group only has fair value hedges and cash flow hedges and the accounting policies are set out below:

Fair value hedges

For fair value hedges that qualify for hedge accounting, gains or losses arising from changes in fair values of hedging instruments are recognised immediately in profit or loss. At the same time, gains or losses on the hedged item attributable to the hedged risk are adjusted to the carrying amount of the hedged item and are recognised in profit or loss.

Cash flow hedges

For cash flow hedges that qualify for hedge accounting, the effective portion of the gains or losses arising from the changes in fair value of hedging instruments is initially recognised in equity and "recycled" into the income statement when the hedged item affects profit or loss. The ineffective portion is recognised immediately in profit or loss.

For the hedge of a forecast transaction that subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were previously recognised directly in equity are reclassified into profit or loss in the same period in which the asset acquired or the liability assumed affects profit or loss.

Derivatives that do not qualify for hedge accounting

Derivatives that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet when, and only when, they are extinguished (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held-for-trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

4. SIGNIFICANT ACCOUNTING POLICIES *continued*

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Equity share-based payment transactions

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (Employee share-based compensation reserve).

At the time when the share options are exercised, the amount previously recognised in employee share-based compensation reserve will be transferred to share premium. When the share options are still not exercised at the expiry date, the amount previously recognised in employee share-based compensation reserve will be transferred to retained profits.

5. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, which are described in note 4 above, management has made various estimates and judgments (other than those involving estimates) based on past experience, expectations of the future and other information. The key source of estimation uncertainty and the critical accounting judgments that can significantly affect the amounts recognised in the financial statements are set out below.

Estimate of fair value of investment properties

As described in note 17, the investment properties were revalued at the balance sheet date on market value existing use basis by independent professional valuers. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. In making the judgement, the Group considers information from current prices in an active market for similar properties and uses assumptions that are mainly based on market conditions existing at each balance sheet date.

Fair values of financial instruments

Financial instruments such as interest rate, foreign exchange and equity derivative instruments are carried at the balance sheet at fair value. The best evidence of fair value is quoted prices in an active market, where quoted prices are not available for a particular financial instrument, the Group uses the market values determined by independent financial institutions or internal or external valuation models to estimate the fair value. The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgment by management, which may result in significantly different fair values and results. All significant financial valuation models are strictly controlled and regularly recalibrated and vetted.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include cash and bank balances, time deposits, accounts receivable, equity investments, amounts due from associates, other receivables, borrowings, amounts due to minority shareholders and derivative financial instruments. The Company's major financial instruments include cash and bank balances, time deposits and accounts receivable. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market Risk

(i) Currency risk

The Group aims to minimize its currency risk and does not speculate in currency movements. The majority of the Group's and the Company's assets by value and all rental income are in Hong Kong, and denominated in Hong Kong dollars. At year-end 2005, all of the Group's debts were in Hong Kong dollars with the exception of the US$200 million 10-year fixed-rate notes. The Group has entered into appropriate foreign exchange forward contracts to hedge against the potential currency risk (see note 21).

(ii) Interest rate risk

The Group manages its interest rate exposure based on interest rate level and outlook as well as potential impact on the Group's financial position arising from volatility. Interest rate swap is the hedging instrument most commonly used by the Group to manage the interest rate exposure (see note 21 for details). At year-end 2005, about 50% of the Group's gross debts were effectively on a floating rate basis. The ratio could change with changes to the interest rate trend going forward.

The Group's policy is to maintain the proportion of borrowings in fixed rates and floating rates within an appropriate range. Accordingly, the Group entered into interest rate swaps to hedge the interest rate risk of these Group's floating borrowings including bank loans and floating rate notes (see note 21).

(iii) Other price risk

Part of the Group's available-for-sale investments are listed securities and thus measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity price risk and the management will monitor the price movements and take appropriate actions when it is required.

Credit risk

The Group's and the Company's credit risks are primarily attributable to time deposits, rent receivable from tenants and counter-party financial obligations in derivative financial instrument. The Group's maximum exposure to credit risk in the event of the counter-party failure to perform their obligations as at 31 December 2005 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

The Group's and the Company's time deposits are deposited with banks of high credit quality in Hong Kong and the Group has exposure limit to any single financial institution.

For rent receivable from tenants, credit checks are part of the normal leasing process and stringent monitoring procedures are in place to deal with overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.

To mitigate counter-party risk, the Group enters into derivative contracts only with sound financial institutions with strong investment-grade credit ratings, limits exposure to each, and monitors each's rating regularly.

The Group and the Company have no significant concentration of credit risk, with exposure spread over a number of counter-parties and customers.

7. TURNOVER

	2005 HK$'000	2004 HK$'000
Turnover comprises:		
Gross rental income from properties	**1,249,392**	1,153,911
Management fee and security service income	**404**	575
	1,249,796	1,154,486

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

8. DIRECTORS' REMUNERATION

	2005 HK$'000	2004 HK$'000
Directors' fees	**1,135**	661
Other emoluments:		
Basic salaries, housing, other allowances and benefits in kind	**10,423**	11,323
Bonus	**2,499**	3,083
Share-based payments *(note 42)*	**524**	–
Retirement benefits scheme contributions	**233**	232
Contractual compensation for loss of office	**–**	1,508
Forfeited contributions	**–**	(2,483)
	14,814	14,324

Remuneration paid or payable to each of the twelve (2004: twelve) Directors were as follows:

	For the year ended 31 December 2005					
	Directors' fees HK$'000 (Note)	Basic salaries, housing, allowances and benefits in kind HK$'000	Bonus HK$'000	Share-based payments HK$'000	Retirement benefits scheme contributions HK$'000	**Total HK$'000**
Executive Directors						
Peter T.C. Lee *(Note a)*	136	4,146	1,200	–	12	**5,494**
Michael T.H. Lee *(Note b)*	85	3,538	1,020	524	12	**5,179**
Pauline W.L. Yu Wong	75	2,739	279	–	209	**3,302**
Non-executive Directors						
Fa-kuang Hu	85	–	–	–	–	**85**
Hans Michael Jebsen	85	–	–	–	–	**85**
Anthony Hsien Pin Lee	90	–	–	–	–	**90**
Chien Lee	100	–	–	–	–	**100**
Dr. Deanna Ruth Tak Yung Rudgard	75	–	–	–	–	**75**
Independent non-executive Directors						
Sir David Akers-Jones	157	–	–	–	–	**157**
Per Jorgensen	100	–	–	–	–	**100**
Dr. Geoffrey Meou-tsen Yeh	95	–	–	–	–	**95**
David Muir Turnbull#	52	–	–	–	–	**52**
	1,135	10,423	2,499	524	233	**14,814**

David Muir Turnbull appointed as Independent non-executive Director on 11 May 2005 and resigned on 12 December 2005.

8. DIRECTORS' REMUNERATION *continued*

	For the year ended 31 December 2004						
	Directors' fees HK$'000 (Note)	Basic salaries, housing, allowances and benefits in kind HK$'000	Bonus HK$'000	Retirement benefits scheme contributions HK$'000	Contractual compensation for loss of office paid by the Company HK$'000	Forfeited contributions HK$'000	Total HK$'000
Executive Directors							
Peter T.C. Lee *(Note a)*	82	4,146	1,372	12	–	–	5,612
Michael T.H. Lee *(Note b)*	50	3,538	1,212	12	–	–	4,812
Pauline W.L. Yu Wong	50	2,596	249	207	–	–	3,102
Michael C.K. Moy *	4	1,043	250	1	1,508	(2,483)	323
Non-executive Directors							
Fa-kuang Hu	50	–	–	–	–	–	50
Hans Michael Jebsen	50	–	–	–	–	–	50
Anthony Hsien Pin Lee	50	–	–	–	–	–	50
Chien Lee	70	–	–	–	–	–	70
Dr. Deanna Ruth Tak Yung Rudgard	50	–	–	–	–	–	50
Independent non-executive Directors							
Sir David Akers-Jones	85	–	–	–	–	–	85
Per Jorgensen	70	–	–	–	–	–	70
Dr. Geoffrey Meou-tsen Yeh	50	–	–	–	–	–	50
	661	11,323	3,083	232	1,508	(2,483)	14,324

* Michael C.K. Moy resigned as Director of the Company on 28 January 2004.

Notes:

Directors' fees breakdown of each of the Directors are set out below:

	Board HK$'000	Audit Committee HK$'000	Emoluments Review Committee HK$'000	Investment Committee HK$'000	Nomination Committee HK$'000	**Total 2005 HK$'000**	Total 2004 HK$'000
Executive Directors							
Peter T.C. Lee	111	–	–	10	15	**136**	82
Michael T.H. Lee	75	–	–	10	–	**85**	50
Pauline W.L. Yu Wong	75	–	–	–	–	**75**	50
Michael C.K. Moy	–	–	–	–	–	**–**	4
Non-executive Directors							
Fa-kuang Hu	75	–	10	–	–	**85**	50
Hans Michael Jebsen	75	–	–	10	–	**85**	50
Anthony Hsien Pin Lee	75	–	–	15	–	**90**	50
Chien Lee	75	25	–	–	–	**100**	70
Dr. Deanna Ruth Tak Yung Rudgard	75	–	–	–	–	**75**	50
Independent non-executive Directors							
Sir David Akers-Jones	92	40	15	–	10	**157**	85
Per Jorgensen	75	25	–	–	–	**100**	70
Dr. Geoffrey Meou-tsen Yeh	75	–	10	–	10	**95**	50
David Muir Turnbull	52	–	–	–	–	**52**	–
	930	90	35	45	35	**1,135**	661

8. DIRECTORS' REMUNERATION *continued*

Notes: continued

(a) Year 2004: Following a review of his compensation by the Emoluments Review Committee in November 2003, his fixed base package is HK$4,146,000 as from December 2003. The portion of his total remuneration which is performance-based has also been increased following the review. The stated bonus figure includes bonus paid for 2003, and 2004 target bonus figure pending finalisation by Emoluments Review Committee after year-end in March 2005.

Year 2005: The Emoluments Review Committee reviewed his 2005 fixed base salary in March 2005. In the light of the recent salary review completed in November 2003, management did not receive any salary increment. Accordingly, his fixed base package remains HK$4,146,000 during the year. The stated bonus figure includes adjustment for 2004 bonus accrued in 2004 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2005), and 2005 target bonus figures pending finalisation by the Emoluments Review Committee after year-end in March 2006.

(b) Year 2004: Following a review of his compensation by the Emoluments Review Committee in November 2003, his fixed base package is HK$3,538,000 as from December 2003. The portion of his total remuneration which is performance-based has also been increased following the review. The stated bonus figure includes bonus paid for 2003, and 2004 target bonus figure pending finalisation by the Emoluments Review Committee after year-end in March 2005.

Year 2005: The Emoluments Review Committee reviewed his 2005 fixed base salary in March 2005. In the light of the recent salary review completed in November 2003, management did not receive any salary increment. Accordingly, his fixed base package remains HK$3,538,000 during the year. The stated bonus figure includes adjustment for 2004 bonus accrued in 2004 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2005), and 2005 target bonus figure pending finalisation by the Emoluments Review Committee after year-end in March 2006.

9. EMPLOYEES' EMOLUMENTS

The five highest paid individuals included three (2004: four) Directors, details of whose remuneration are set out in note 8 above. The remuneration of the remaining two individuals (2004: one individual) is detailed as follows:

	2005 HK$'000	2004 HK$'000
Basic salaries, housing, other allowances and benefits in kind	**4,762**	2,000
Bonus	**726**	500
Retirement benefits scheme contributions	**24**	10
Incentive payment on joining	**–**	488
	5,512	2,998

Their emoluments were within the following bands:

	2005 No. of employees	2004 No. of employees
HK$2,000,001 to HK$2,500,000	**1**	–
HK$2,500,001 to HK$3,000,000	**–**	1
HK$3,000,001 to HK$3,500,000	**1**	–
	2	1

10. FINANCE COSTS

	2005 HK$'000	2004 HK$'000
Interest on		
– bank loans, overdraft and other loans:		
wholly repayable within five years	**63,429**	22,409
not repayable within five years	**34,129**	13,530
– floating rate notes	**15,988**	7,527
– fixed rate notes	**108,720**	108,263
	222,266	151,729
Net interest (received) paid on derivative financial instruments *(Note)*:		
– due within five years	**(924)**	38,699
– due after five years	**(32,562)**	(45,387)
	(33,486)	(6,688)
Amortisation of discount on zero coupon notes	**9,401**	–
Bank charges	**10,079**	11,312
Medium Term Note Programme expenses	**972**	976
Hedging expenses	**2,349**	2,356
Others	**3,004**	1,965
	214,585	161,650

Note: Fair value changes excluded accrued interest in derivative financial instruments for the year.

11. TAXATION

	2005 HK$'000	2004 HK$'000 (restated)
Hong Kong Profits Tax for the year	**75,270**	49,737
Underprovision in prior years	**25**	66
Prior years provision	**103,000**	55,000
	178,295	104,803
Deferred tax *(note 33)*:		
– changes in fair value of investment properties	**668,351**	–
– changes in fair value of disposed leasehold properties	**(4,903)**	–
– other temporary differences	**14,840**	35,361
	678,288	35,361
	856,583	140,164

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both years.

11. TAXATION *continued*

The charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2005 **HK$'000**	2004 HK$'000 (restated)
Profit before taxation	**5,175,884**	782,845
Tax at the domestic income tax rate of 17.5%	**905,779**	136,997
Tax effect of expenses not deductible for tax purposes	**19,721**	1,866
Tax effect of utilisation of tax losses not previously recognised	**(29,002)**	(23,214)
Tax effect of income not taxable for tax purposes	**(103,487)**	(20,058)
Tax effect of tax loss not provided	**195**	322
Tax effect of deferred tax assets not recognised	**10,436**	–
Tax effect of share of results of associates	**(42,237)**	(6,734)
Tax effect of initial recognition exception	**(8,364)**	(4,186)
Underprovision in prior years	**25**	66
Prior years provision	**103,000**	55,000
Others	**517**	105
Tax expense for the year	**856,583**	140,164

In addition to the amount charged to the income statement, deferred tax relating to the revaluation of the Group's leasehold buildings has been charged directly to equity (see note 33).

At the date of issue of the financial statements, the Group has disputes with the Hong Kong Inland Revenue Department regarding additional tax assessments for prior years (total tax claimed: HK$193 million).

Taking into consideration the latest development in Hong Kong tax law and relevant precedents, a decision has been made by the Directors to make an additional tax provision of HK$103 million in respect of the disputes in the financial statements for the year ended 31 December 2005. However, it remains the Directors' view that there still have ample grounds to contest the assessments based on tax principles as well as facts and the Group will continue to pursue the objection against the additional assessments vigorously.

12. PROFIT FOR THE YEAR

	2005 HK$'000	2004 HK$'000 (restated)
Profit for the year has been arrived at after charging (crediting):		
Staff costs	**131,354**	129,470
Retirement benefits scheme contributions *(note 37)*	**5,301**	5,068
Forfeited contributions *(note 37)*	**(3,789)**	(6,606)
	132,866	127,932
Amortisation of prepaid lease payments	**163**	163
Depreciation for property, plant and equipment	**5,787**	5,578
Reversal of revaluation deficit on building for own use previously recognised in income statement	**(65)**	(50)
Auditors' remuneration	**1,740**	1,629
Gross rental income from investment properties	**(1,249,392)**	(1,153,911)
Less: Direct operating expenses that generated rental income	**233,575**	250,895
Direct operating expenses that did not generate rental income	**3,776**	8,426
	(1,012,041)	(894,590)
Dividends from		
– listed investments	**(33,714)**	(20,275)
– unlisted investments	**–**	(4,672)
	(33,714)	(24,947)
Interest income	**(2,914)**	(1,229)
Share of tax of an associate (included in share of results of associates)	**107,646**	19,495
Loss on disposal of property, plant and equipment	**9**	40

13. DIVIDENDS

	2005 HK$'000	2004 HK$'000
Ordinary shares:		
Interim dividend, paid – HK10 cents per share (2004: HK10 cents)	**105,224**	104,793
Final dividend, proposed – HK35 cents per share (2004: HK30 cents)	**368,641**	314,989
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2003	**–**	80
	473,865	419,862

The 2005 final dividend of HK35 cents (2004: HK30 cents) per share has been proposed by the Directors and is subject to approval by the shareholders in general meeting. The proposed final dividend for 2005 will be payable in cash with a scrip dividend alternative.

13. DIVIDENDS *continued*

During the year, scrip dividend alternatives were offered to shareholders in respect of the 2004 final and 2005 interim dividends. These alternatives were accepted by the shareholders as follows:

	2005 Interim HK$'000	2004 Final HK$'000
Dividends:		
Cash	**85,630**	277,911
Share alternative *(note 34)*	**19,594**	37,078
	105,224	314,989

14. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	2005 HK$'000	2004 HK$'000 (restated)
Earnings for the purposes of basic and diluted earnings per share (profit for the year attributable to equity holders of the parent)	**4,120,555**	608,642

	2005 '000	2004 '000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,051,502**	1,046,427
Effect of dilutive potential ordinary shares:		
Share options	**682**	503
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,052,184**	1,046,930

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

14. EARNINGS PER SHARE *continued*

For the purpose of assessing the underlying performance of the Group, the management is of the view that the profit for the year should be adjusted for unrealised fair value changes on investment properties and related deferred taxation in arriving at "Underlying net profit attributable to equity holders of the parent". The difference between the underlying net profit attributable to equity holders of the parent and profit attributable to equity holders of the parent as shown in the consolidated income statement for the year is reconciled as follows:

	2005 HK$'000	2005 HK$'000	Earnings per share (Basic) HK cents
Profit attributable to equity holders of the parent as shown in the consolidated income statement		4,120,555	391.87
Gains arising from fair value changes of investment properties	(4,226,005)		(401.90)
Less: Gains arising from fair value changes of disposed investment properties	467,019		44.41
	(3,758,986)		
Increase in deferred taxation in relation to fair value gains of investment properties	668,351		63.56
Gain arising from fair value changes of investment properties net of related deferred taxation attributable to minority interests	156,874	(2,933,761)	14.92
Gain arising from fair value changes of investment properties net of related deferred taxation from an associate		(181,523)	(17.26)
Underlying net profit attributable to equity holders of the parent		1,005,271	95.60

The "underlying net profit attributable to equity holders of the parent" excludes total net revaluation deficits in respect of investment properties disposed of during the year amounting to HK$1,388,462,000 (previously recognised in investment property revaluation reserve), which was transferred to retained profits on 1 January 2005 in accordance with HKAS 40.

	2004 HK$'000 (restated)	Earnings per share (Basic) HK cents
Profit and underlying net profit attributable to equity holders of the parent as shown in the consolidated income statement	608,642	58.16

15. PROPERTY, PLANT AND EQUIPMENT

	Buildings in Hong Kong under long lease HK$'000	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP					
COST OR VALUATION					
At 1 January 2004					
– as originally stated	44,500	43,696	15,056	1,131	104,383
– effect on adoption of HKAS 17	(18,457)	–	–	–	(18,457)
– effect on adoption of HKAS 40	36,720	–	–	–	36,720
– as restated	62,763	43,696	15,056	1,131	122,646
Additions	–	1,212	2,351	–	3,563
Disposals	–	(11)	(45)	–	(56)
Surplus on revaluation	6,829	–	–	–	6,829
At 1 January 2005	69,592	44,897	17,362	1,131	132,982
Additions	–	4,288	2,523	–	6,811
Disposals	–	(147)	(4)	–	(151)
Reclassified to investment properties *(note 17)*	(30,500)	–	–	–	(30,500)
Reclassified from investment properties *(note 17)*	15,600	–	–	–	15,600
Surplus on revaluation	344	–	–	–	344
Disposal of subsidiaries	–	(70)	(28)	–	(98)
At 31 December 2005	**55,036**	**48,968**	**19,853**	**1,131**	**124,988**
Comprising:					
At cost	–	48,968	19,853	1,131	69,952
At valuation 2005	55,036	–	–	–	55,036
	55,036	48,968	19,853	1,131	124,988
ACCUMULATED DEPRECIATION					
At 1 January 2004	–	39,141	6,394	1,131	46,666
Provided for the year	1,313	1,613	2,652	–	5,578
Eliminated on disposals	–	(7)	(9)	–	(16)
Adjustment on revaluation	(1,313)	–	–	–	(1,313)
At 1 January 2005	–	40,747	9,037	1,131	50,915
Provided for the year	977	1,921	2,889	–	5,787
Eliminated on disposals	–	(140)	(2)	–	(142)
Adjustment on revaluation	(977)	–	–	–	(977)
Disposal of subsidiaries	–	(53)	(19)	–	(72)
At 31 December 2005	**–**	**42,475**	**11,905**	**1,131**	**55,511**
NET BOOK VALUES					
At 31 December 2005	**55,036**	**6,493**	**7,948**	**–**	**69,477**
At 31 December 2004 (restated)	69,592	4,150	8,325	–	82,067

15. PROPERTY, PLANT AND EQUIPMENT *continued*

	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE COMPANY				
COST				
At 1 January 2004	20,911	14,423	1,131	36,465
Additions	48	2,295	–	2,343
Disposals	(1)	(31)	–	(32)
At 1 January 2005	20,958	16,687	1,131	38,776
Additions	1,425	2,439	–	3,864
Disposals	(111)	–	–	(111)
At 31 December 2005	**22,272**	**19,126**	**1,131**	**42,529**
ACCUMULATED DEPRECIATION				
At 1 January 2004	19,371	6,202	1,131	26,704
Provided for the year	533	2,521	–	3,054
Eliminated on disposals	(1)	(6)	–	(7)
At 1 January 2005	19,903	8,717	1,131	29,751
Provided for the year	669	2,754	–	3,423
Eliminated on disposals	(111)	–	–	(111)
At 31 December 2005	**20,461**	**11,471**	**1,131**	**33,063**
NET BOOK VALUES				
At 31 December 2005	**1,811**	**7,655**	**–**	**9,466**
At 31 December 2004	1,055	7,970	–	9,025

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rate per annum:

Buildings	Over the shorter of the term of the lease, or 40 years
Furniture, fixtures and equipment	20%
Computers	20%
Motor vehicles	25%

The buildings of the Group were revalued at 31 December 2005 by Knight Frank Hong Kong Limited, an independent professional valuer, on market value basis. The surplus arising on revaluation of HK$1,256,000 and HK$65,000 (2004: HK$8,092,000 and HK$50,000) has been credited to asset revaluation reserve and income statement respectively.

If buildings of the Group had not been revalued, they would have been included in these financial statements at cost less accumulated depreciation at HK$53,350,000 (2004: HK$42,897,000).

Furniture, fixtures and equipment of the Group include assets carried at cost of HK$17,758,000 (2004: HK$16,033,000) and accumulated depreciation of HK$15,470,000 (2004: HK$14,875,000) in respect of assets held for leasing out under operating leases. Depreciation charges in respect of those assets for the year amounted to HK$600,000 (2004: HK$439,000).

There is no property, plant and equipment of the Company held for renting out under operating leases for the year or at the balance sheet date.

16. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent leasehold land in Hong Kong held under long lease.

The leasehold land is amortised on a straight-line basis over the remaining term of the lease.

17. INVESTMENT PROPERTIES

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	HK$'000 (restated)	**HK$'000**	HK$'000
FAIR VALUE				
At 1 January, as originally stated	**28,147,190**	24,366,780	**3,510,000**	3,030,000
Effect on adoption of HKAS 40	**(230,400)**	(204,800)	**–**	–
As restated	**27,916,790**	24,161,980	**3,510,000**	3,030,000
Additions	**385,662**	104,527	**220**	13,384
Adjustment resulted from cost variation	**(761)**	(941)	**–**	–
Disposals	**(2,727,166)**	–	**–**	–
Reclassified from buildings *(note 15)*	**30,500**	–	**–**	–
Reclassified to buildings *(note 15)*	**(15,600)**	–	**–**	–
Fair value changes	**4,226,005**	3,651,224	**550,780**	466,616
At 31 December	**29,815,430**	27,916,790	**4,061,000**	3,510,000

The carrying value of investment properties shown above comprises:

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	HK$'000 (restated)	**HK$'000**	HK$'000
Leasehold land in Hong Kong:				
– Medium term lease	**5,500,000**	4,850,000	**–**	–
– Long lease	**24,315,430**	23,066,790	**4,061,000**	3,510,000
	29,815,430	27,916,790	**4,061,000**	3,510,000

The fair value of the Group's investment properties at 31 December 2005 have been arrived at on the basis of a valuation carried out on that date by Knight Frank Hong Kong Limited, an independent qualified professional valuer not connected with the Group. Knight Frank Hong Kong Limited has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to Hong Kong Institute of Surveyors Valuation Standards on Properties, was arrived at by reference to comparable market transactions and rental yield for similar properties.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

18. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY	
	2005	2004
	HK$'000	HK$'000
Unlisted shares, at cost	**5**	5
Amounts due therefrom	**–**	9,645,437
	5	9,645,442
Less: Allowances on amounts due therefrom	**–**	(404,000)
	5	9,241,442

Details of the principal subsidiaries held by the Company at 31 December 2005 are set out in note 43.

19. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Unlisted cost of investment in associates	**2,629**	2,629	**3**	3
Share of post-acquisition profits net of dividend received	**342,243**	98,141	**–**	–
Negative goodwill of associates *(Note)*	**–**	(47,653)	**–**	–
	344,872	53,117	**3**	3
Amounts due therefrom (non-current)	**171,131**	817,400	**–**	–
	516,003	870,517	**3**	3
Less: Impairment loss	**(11,358)**	(15,031)	**–**	–
Amounts shown under non-current assets	**504,645**	855,486	**3**	3
Amounts due therefrom (current)	**642,596**	–		
	1,147,241	855,486		

The amounts due from associates are unsecured, interest free and are not repayable within one year, except for the amount due from an associate amounting to HK$642,596,000 which is repayable on demand. In 2004, the amount due from that associate was not repayable within one year.

The aggregate attributable share of results of the associates is based on the unaudited management accounts for the year ended 31 December 2005.

The Group's share of post-acquisition losses of an associate exceeds the carrying amount of its equity investment in that associate, since the Group has obligation to meet its funding requirements.

19. INTERESTS IN ASSOCIATES *continued*

Details of the Group's associates at 31 December 2005 are as follows:

Name of associate	Form of business structure	Place of incorporation/ registration and operation	Class of share held/ registered capital	Percentage of issued capital/ registered capital held	Principal activity
Parallel Asia Engineering Company Limited	Private limited company	Hong Kong	Share	25	Investment holding
Wingrove Investment Pte Ltd.	Private company limited by shares	Singapore	Share	25*	Property development and leasing
Country Link Enterprises Limited ("Country Link")	Private limited company	Hong Kong	Share	26.3*	Investment holding
Shanghai Kong Hui Property Development Co., Ltd.	Sino-Foreign equity joint venture	The People's Republic of China	US$165,000,000#	23.7*	Property development and leasing
Shanghai Grand Gateway Plaza Property Management Co., Ltd.	Sino-Foreign equity joint venture	The People's Republic of China	US$140,000#	23.7*	Property management

* Indirectly held
\# Registered capital

Note: Negative goodwill with carrying amount of HK$47,653,000 as at 31 December 2004 (1 January 2004: HK$49,777,000) arose on the acquisition of Country Link and was presented as a deduction from the cost of investments in associates. In prior years, negative goodwill was released to income on a straight-line basis of 20 years, representing the remaining average useful life of the assets acquired. All negative goodwill was derecognised on 1 January 2005 upon the application of HKFRS 3 (see note 2).

The summarised financial information in respect of the Group's associates is set out below:

	2005 HK$'000	2004 HK$'000
Total assets	**6,531,050**	5,520,243
Total liabilities	**(4,777,200)**	(4,772,011)
Net assets	**1,753,850**	748,232
Group's share of net assets of associates	**344,872**	53,117
Turnover	**523,376**	743,587
Profit for the year	**828,116**	348,761
Group's share of result of associates for the year	**241,358**	38,482

20. AVAILABLE-FOR-SALE INVESTMENTS/INVESTMENTS IN SECURITIES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000 (Note)
Listed investments:		
– Equity securities listed in Hong Kong	**1,170,295**	914,822
Unlisted investments:		
– Club debentures	**2,831**	2,831
Less: Impairment loss	**(800)**	(800)
	2,031	2,031
– *Unlisted shares*	**117,385**	131,855
Less: Impairment loss	**(60,333)**	(60,333)
	57,052	71,522
Amounts due therefrom	**26,722**	29,642
	83,774	101,164
	85,805	103,195
Total	**1,256,100**	1,018,017
Carrying amount analysed for reporting purposes as:		
Non-current	**1,256,100**	1,018,017

	THE COMPANY	
	2005	2004
	HK$'000	HK$'000 (Note)
Unlisted investments:		
– Club debentures	**2,831**	2,831
Less: Impairment loss	**(800)**	(800)
	2,031	2,031
Carrying amount analysed for reporting purpose as:		
Non-current	**2,031**	2,031

Note: Upon the application of HKAS 39 on 1 January 2005, the Group's investments in securities as at 31 December 2004 were reclassified to available-for-sale investments (see note 2).

At the balance sheet date, all available-for-sale investments are stated at fair value except for those unlisted equity securities. Fair values of those listed equity investments have been determined by reference to quoted market prices at the balance sheet date. Fair values of the club debentures have been determined by reference to the recent transaction prices of similar club debentures.

The unlisted equity investments represent investments in unlisted equity securities issued by private entities incorporated in Singapore. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the management is of the opinion that their fair values cannot be measured reliably.

21. DERIVATIVE FINANCIAL INSTRUMENTS

The Group's net fair values of derivatives financial instruments at 31 December 2005 were as follows:

	THE GROUP	
	2005	**2005**
	Assets	**Liabilities**
	HK$'000	**HK$'000**
Current		
Interest rate swaps		
Cash flow hedges	**13,411**	**–**
Not designated as hedges	**136**	**–**
Foreign exchange derivative instruments		
Cash flow hedges	**571**	**–**
Not designated as hedges	**77**	**–**
Equity derivatives		
Not designated as hedges	**–**	**(64,057)**
	14,195	**(64,057)**
Non-current		
Interest rate swaps		
Cash flow hedges	**18,522**	**–**
Fair value hedges	**–**	**(10,812)**
Not designated as hedges	**718**	**–**
Foreign exchange derivative instruments		
Cash flow hedges	**2,395**	**–**
Fair value hedges	**10,369**	**(4,796)**
Not designated as hedges	**–**	**(24,194)**
	32,004	**(39,802)**
Total	**46,199**	**(103,859)**

Interest rate swaps

The aggregate notional amount of the outstanding interest rate swaps as at 31 December 2005 was HK$2,423,492,000. Those instruments comprise fixed-to-floating interest rate swaps, floating-to-fixed interest rate swaps and average HIBOR swaps. The floating-to-fixed interest rate swaps were designated to hedge the interest rate risk of the floating borrowings including bank loans and the floating rate notes. The fixed-to-floating interest rate swap was entered into to hedge the fair value risk of the zero coupon notes. The average HIBOR swaps do not qualify for hedge accounting.

At 31 December 2005, fair value gains of HK$31,965,000 from the interest rate swaps under cash flow hedges have been deferred in equity and are expected to be released to the income statement at various dates during the lives of the swaps when the hedged forecast transactions occur.

21. DERIVATIVE FINANCIAL INSTRUMENTS *continued*

Interest rate swaps *continued*

The maturity periods of interest rate swaps at notional amount at 31 December 2005 were as follows:

	THE GROUP 2005 HK$'000
Within one year	**970,000**
Between one and five years	**1,248,983**
Beyond five years	**204,509**
	2,423,492

At 31 December 2005, the floating-to-fixed interest rate swaps locked in the interest rates ranging from 2.11% to 2.85%. The average HIBOR swaps swapped the HIBOR into average HIBOR with the effective rates for the year ranging from 0.3% to 4.1%. The fixed-to-floating swap converted a fixed rate of 5.19% to HIBOR plus 0.69%. The counterparty of the swap has the right to early terminate it on 7 February 2015 at zero cost; otherwise, the swap will expire on 7 February 2020.

The above derivatives are measured at fair value, as calculated by the present value of the estimated future cash flow at each balance sheet date or as determined by independent financial institutions.

Foreign exchange hedging instruments

The aggregate notional amount of the outstanding foreign exchange hedging instruments at 31 December 2005 was HK$1,711,097,000. Those instruments comprise forward foreign exchange contracts, cross currency swaps and net basis swaps. The forward foreign exchange contracts are mainly designated to hedge the foreign exchange rate risk of part of the coupon payments arising from the US$200 million notes while the cross currency swaps are used to hedge the foreign exchange rate risk from both the principal repayment at the maturity date and the coupons of the notes. The net basis swaps were not designated as hedging instruments for hedge accounting.

At 31 December 2005, fair value gains of HK$2,966,000 from the forward foreign exchange contracts under cash flow hedges have been deferred in equity and are expected to be released to the income statement at various dates when the coupon payments of the US$200 million occur.

The maturity periods of the foreign exchange hedging instruments at notional amount at 31 December 2005 were as follows:

	THE GROUP 2005 HK$'000
Within one year	**48,722**
Between one and five years	**102,398**
Beyond five years	**1,559,977**
	1,711,097

The above derivatives are measured at fair value, as calculated by the foreign exchange rates and the present value of the estimated future cash flow at each balance sheet date.

Equity derivatives

The aggregate notional amount of the outstanding equity derivatives at 31 December 2005 was HK$196,300,000. The existing equity derivatives were not designated as hedging instrument according to HKAS 39.

The above derivatives are measured at fair value, as determined by an independent financial institution.

22. NEGATIVE GOODWILL

	THE GROUP HK$'000
GROSS AMOUNT	
At 1 January 2004 and 31 December 2004	1,195
RELEASED TO INCOME	
At 1 January 2004	(179)
Released for the year	(60)
At 31 December 2004	956
Derecognised upon the application of HKFRS 3 *(note 2)*	(956)
At 1 January 2005	–

As explained in note 2, all negative goodwill arising on acquisitions prior to 1 January 2005 was derecognised as a result of the application of HKFRS 3.

23. STAFF HOUSING LOANS, SECURED

	THE GROUP AND THE COMPANY	
	2005 HK$'000	2004 HK$'000
Staff housing loans, secured	**2,247**	2,492
Less: Amounts due within one year shown under current assets	**(422)**	(245)
	1,825	2,247

The secured advances arise in connection with an established Staff Housing Loan scheme granted to the employees who meet the qualifying criteria. The advances bear a fixed interest rate of 4% (2004: 4%) per annum.

The fair value of the Group's and the Company's staff housing loans at 31 December 2005 approximates to the corresponding carrying amounts.

24. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

Accounts receivable are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group and the Company as at 31 December 2005 and 2004 were aged less than 90 days.

The fair value of the Group's and the Company's accounts receivable, other receivables and deposits at 31 December 2005 was approximate to the corresponding carrying amounts.

25. ACCOUNTS PAYABLE AND ACCRUALS

All of the accounts payable and accruals of the Group as at 31 December 2005 and 2004 were aged less than 90 days.

The fair value of the Group's and the Company's accounts payable and accruals at 31 December 2005 approximates to the corresponding carrying amounts.

26. AMOUNTS DUE FROM/TO SUBSIDIARIES

The amounts are unsecured and are repayable on demand. In 2004, the amounts were not repayable within one year.

27. ADVANCES FROM INVESTEES

The advances are unsecured, interest-free and are repayable within one year. In 2004, the amounts were not repayable within one year.

28. AMOUNTS DUE TO MINORITY SHAREHOLDERS

The amounts are unsecured, interest-free and are not repayable within one year.

29. LONG TERM BANK LOANS

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Bank loans, unsecured	**2,056,500**	3,502,100
The bank loans are repayable as follows:		
More than two years, but not exceeding five years	**1,406,500**	1,479,300
More than five years	**650,000**	2,022,800
Amounts due after one year shown under non-current liabilities	**2,056,500**	3,502,100

All the above bank loans are variable-rate borrowings with effective interest rates (which are also equal to contracted interest rates) ranging from 4.53% to 4.74% denominated in Hong Kong Dollars. Interest is normally refixed at every one to six months.

At 31 December 2005, the interest rate risk of certain bank loans was hedged by interest rate swaps (floating-to-fixed interest rate swaps) (see note 21).

The fair values of the Group's bank loans were approximate to the corresponding carrying amounts.

30. FLOATING RATE NOTES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Floating rate notes	**548,213**	547,739

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued HK$550 million five-year floating rate notes in 2004. The notes are guaranteed as to principal and interest by the Company, bear effective interest rates (which are equal to contracted interest rates) ranging from 0.3% to 0.38% over the 3-month HIBOR and are repayable in full in 2009.

The Group has entered into an interest rate swap to hedge against the interest rate risk of certain floating rate notes (see note 21).

The fair values of the Group's floating rate notes were approximate to the carrying amounts at the balance sheet date.

31. FIXED RATE NOTES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Fixed rate notes	**1,553,967**	1,552,979
Less: Change in fair value *(Note)*	**(54,376)**	–
	1,499,591	1,552,979

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued US$200 million 10-year fixed rate notes in February 2002. The notes are guaranteed as to principal and interest by the Company, bear an effective interest rate (which is equal to contracted interest rate) of 7% per annum and are repayable in full in February 2012.

The Group has entered into forward foreign exchange contracts to hedge against the foreign exchange rate risk of the coupon payments of the notes and the contracts are accounted for as cash flow hedges (see note 21).

The Group has also entered into cross currency swaps to hedge against the interest rate and foreign exchange rate risk in relation to the principal repayment and coupon payments of US$135 million of the fixed rate notes under fair value hedge (see note 21).

The fair value of the fixed rate notes as at 31 December 2005 was HK$1,681,918,000.

Note: The HK$54,376,000 represented gains in fair value attributable to the hedged interest rate and foreign exchange rate risk of the US$135 million fixed rate notes that were designated as the hedged instrument of fair value hedge.

32. ZERO COUPON NOTES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Zero coupon notes	**207,114**	–
Less: Change in fair value *(Note)*	**(10,895)**	–
	196,219	–

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued 15-year zero coupon notes of nominal amount of HK$430 million at an issue price of around 46.37% in February 2005. The notes are guaranteed as to the zero coupon note by the Company, bear an effective yield (which is equal to contracted yield) at the rate of 5.19% per annum and are repayable at par in February 2020. Hysan (MTN) Limited has the option to redeem the notes on 7 February 2015 at a price of about 77.4% of the nominal amount.

The Group has entered into interest rate swap to hedge against the interest rate risk of the zero coupon notes under fair value hedges (see note 21).

The fair value of the zero coupon notes was approximate to the carrying amount at the balance sheet date.

Note: The HK$10,895,000 represented gains in fair value attributable to the hedged interest rate risk of the zero coupon notes under fair value hedge.

33. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised by the Group and the Company and movements thereon during the year:

	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Deferred payments HK$'000	Retirement benefits scheme contributions HK$'000	Tax losses HK$'000	Total HK$'000
THE GROUP						
At 1 January 2004, as originally stated	184,167	6,852	152	(10)	(10,761)	180,400
Effect of changes in accounting policies	(1,241)	1,439,337	–	–	(577)	1,437,519
As restated	182,926	1,446,189	152	(10)	(11,338)	1,617,919
Charge (credit) to income for the year *(note 11)*	39,787	–	(152)	9	(4,283)	35,361
Charge to equity for the year	–	547,663	–	–	–	547,663
At 1 January 2005, as restated	222,713	1,993,852	–	(1)	(15,621)	2,200,943
Charge to income for the year *(note 11)*	1,236	663,448	–	1	13,603	678,288
Charge to equity for the year	–	220	–	–	–	220
At 31 December 2005	**223,949**	**2,657,520**	**–**	**–**	**(2,018)**	**2,879,451**

	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
THE COMPANY				
At 1 January 2004, as originally stated	7,582	–	(3)	7,579
Effect of change in accounting policy	–	301,626	–	301,626
As restated	7,582	301,626	(3)	309,205
Charge to income for the year	1,487	–	3	1,490
Charge to equity for the year	–	81,658	–	81,658
At 1 January 2005, as restated	9,069	383,284	–	392,353
Charge to income for the year	1,338	96,386	–	97,724
At 31 December 2005	**10,407**	**479,670**	**–**	**490,077**

At 31 December 2005, the Group has unused tax losses of HK$556 million (2004: HK$1,144 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$12 million (2004: HK$86 million) of such losses. No deferred tax asset has been recognised in respect of the remaining estimated tax losses of HK$544 million (2004: HK$1,058 million) as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

At 31 December 2005, the Group has deductible temporary differences of HK$60 million (2004: Nil). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

The Company does not have any unused tax loss as at balance sheet date.

34. SHARE CAPITAL

	Number of shares		Share capital	
	2005	2004	**2005**	2004
	'000	'000	**HK$'000**	HK$'000
Ordinary shares of HK$5 each				
Authorised:				
At 1 January and 31 December	**1,450,000**	1,450,000	**7,250,000**	7,250,000
Issued and fully paid:				
At 1 January	**1,049,964**	1,043,572	**5,249,818**	5,217,857
Issue of shares pursuant to scrip dividend scheme	**3,297**	5,192	**16,486**	25,961
Exercise of share options	**–**	1,200	**–**	6,000
At 31 December	**1,053,261**	1,049,964	**5,266,304**	5,249,818

On 10 June 2005 and 30 September 2005 respectively, the Company issued and allotted a total of 2,276,115 shares and 1,021,067 shares of HK$5 each in the Company at HK$16.29 and HK$19.19 to the shareholders who elected to receive shares in the Company in lieu of cash for the 2004 final and 2005 interim dividends pursuant to the scrip dividend scheme announced by the Company on 10 May 2005 and 30 August 2005. These shares rank pari passu in all respects with other shares in issue.

None of the Company's subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

35. RESERVES OF THE COMPANY

The distributable reserves of the Company as at 31 December 2005 amounted to HK$3,111,988,000 (2004: HK$3,396,591,000), being its retained profits less unrealised fair value changes on investment properties and related deferred taxation, and general reserve at that date.

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000 (Note)	Dividend reserve HK$'000	Employee share-based compensation HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2004								
– as originally stated	1,333,828	1,723,577	154,995	100,000	276,547	–	3,533,725	7,122,672
– effect of changes in accounting policies *(note 3)*	–	(301,626)	–	–	–	–	–	(301,626)
– as restated	1,333,828	1,421,951	154,995	100,000	276,547	–	3,533,725	6,821,046
Premium on issue of shares pursuant to scrip dividend scheme	38,121	–	–	–	–	–	–	38,121
Premium on issue of shares on exercise of share options	8,376	–	–	–	–	–	–	8,376
Share issue expenses	(47)	–	–	–	–	–	–	(47)
Surplus on revaluation of investment properties	–	466,616	–	–	–	–	–	466,616
Deferred taxation liability on revaluation of properties	–	(81,658)	–	–	–	–	–	(81,658)
Final dividend for 2003 distributed	–	–	–	–	(276,547)	–	–	(276,547)
Dividend for 2004 declared	–	–	–	–	419,782	–	(419,861)	(79)
Interim dividend for 2004 distributed	–	–	–	–	(104,793)	–	–	(104,793)
Profit for the year	–	–	–	–	–	–	182,727	182,727
At 31 December 2004	1,380,278	1,806,909	154,995	100,000	314,989	–	3,296,591	7,053,762
Effect of changes in accounting policies *(note 3)*	–	(1,806,909)	–	–	–	–	1,806,909	–
At 1 January 2005, as restated	1,380,278	–	154,995	100,000	314,989	–	5,103,500	7,053,762
Premium on issue of shares pursuant to scrip dividend scheme	40,186	–	–	–	–	–	–	40,186
Share issue expenses	(40)	–	–	–	–	–	–	(40)
Recognition of equity-settled share based payments	–	–	–	–	–	2,171	–	2,171
Final dividend for 2004 distributed	–	–	–	–	(314,989)	–	–	(314,989)
Dividend for 2005 declared	–	–	–	–	473,865	–	(473,865)	–
Interim dividend for 2005 distributed	–	–	–	–	(105,224)	–	–	(105,224)
Profit for the year	–	–	–	–	–	–	643,656	643,656
At 31 December 2005	**1,420,424**	**–**	**154,995**	**100,000**	**368,641**	**2,171**	**5,273,291**	**7,319,522**

Note: General reserve was set up from the transfer of retained profits.

Details of reserves movement of the Group for the year are set out in consolidated statement of changes in equity on pages 88-89.

36. DISPOSAL OF SUBSIDIARIES

The net assets of the wholly-owned subsidiaries at the date of disposal were as follows:

	2005 HK$'000	2004 HK$'000
NET ASSETS DISPOSED OF		
Investment properties	2,699,341	–
Property, plant and equipment	26	–
Other receivables, prepayments and deposits	3,839	–
Accounts receivable	602	–
Accounts payable and accruals	(445)	–
Rental deposits from tenants	(23,796)	–
Amounts due to group companies	(1,149,264)	–
Total consideration	1,530,303	–
Satisfied by:		
Cash	2,679,567	–
Amounts due to group companies waived	(1,149,264)	–
	1,530,303	–
Net cash inflow arising on disposal:		
Cash consideration received during the year ended 31 December 2005	2,679,567	–

During the year, the disposed wholly-owned subsidiaries contributed HK$455,550,000 and HK$2,679,567,000 to the Group's profit and cash flows respectively.

37. RETIREMENT BENEFITS PLANS

With effect from 1 December 2000, the Group set up an enhanced MPF scheme (the "Enhanced MPF Scheme"), a defined contribution scheme, for all qualifying employees. The Enhanced MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under Section 124(1) of the Mandatory Provident Fund Schemes (General) Regulation.

Pursuant to the rules of the Enhanced MPF Scheme, the Group's contributions to the plan are based on fixed percentages of members' salaries, ranging from 5% of MPF Relevant Income to 15% of basic salary. Members' mandatory contributions are fixed at 5% of MPF Relevant Income, in compliance with MPF legislation.

Total contributions made by the Group during the year amounted to HK$5,301,000 (2004: HK$5,068,000). Forfeited contributions for the year amounted to HK$3,789,000 (2004: HK$6,606,000) were refunded to the Group.

38. CONTINGENT LIABILITIES

At the balance sheet date, there were contingent liabilities in respect of the following:

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	Million	Million	**Million**	Million
Corporate guarantee to a third party in respect of the sale of the interest in an associate	**RMB3.8**	RMB3.8	**RMB3.8**	RMB3.8
	HK$0.3	HK$0.3	**HK$0.3**	HK$0.3
Corporate guarantee to subsidiaries				
– for issue of floating rate notes	**–**	–	**HK$550.0**	HK$550.0
– for issue of fixed rate notes	**–**	–	**US$200.0**	US$200.0
– for issue of zero coupon notes	**–**	–	**HK$430.0**	–
Undertaking given to a bank in proportion to shareholding regarding facilities granted to a joint venture property project	**S$18.6**	S$18.6	**–**	–
Guarantees to banks to provide financing facilities to				
– an associate	**S$12.0**	S$12.0	**S$12.0**	S$12.0
– subsidiaries	**–**	–	**HK$2,056.5**	HK$3,502.1

39. CAPITAL COMMITMENTS

At the balance sheet date, the Group and the Company had capital commitments in respect of the following:

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	Million	Million	**Million**	Million
Investment properties:				
Contracted but not provided for	**HK$69.0**	HK$8.4	**HK$33.5**	HK$0.2

40. LEASE COMMITMENTS

The Group and the Company as lessee

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**–**	–	**4,602**	6,949
In the second to fifth year inclusive	**–**	–	**1,445**	3,199
	–	–	**6,047**	10,148

Operating lease payments represent rentals payable by the Company to its subsidiaries for its staff quarters and office premises which are negotiated and fixed for two years and three years respectively.

40. LEASE COMMITMENTS *continued*

The Group and the Company as lessor

At the balance sheet date, the Group and the Company had contracted with tenants for the following future minimum lease payments:

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**735,027**	777,801	**92,906**	95,094
In the second to fifth year inclusive	**874,567**	945,539	**54,877**	75,148
After five years	**66,897**	103,095	**–**	4,704
	1,676,491	1,826,435	**147,783**	174,946

Operating lease payments represent rentals receivable by the Group from its investment properties. Leases are negotiated and rentals are fixed for an average of one to three years.

41. RELATED PARTY TRANSACTIONS AND BALANCES

A. Related party transactions

During the year, the Group has the following transactions with related parties:

		Substantial shareholder		Directors	
		2005	2004	**2005**	2004
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Expenses paid to	(a)	**–**	–	**73**	34
Gross rental income from	(b)	**4,669**	4,495	**22,705**	17,458
Construction cost paid during the year for investment properties	(c)	**–**	–	**10,894**	15,783

At the balance sheet date, the Group has the following balances with related parties:

		Substantial shareholder		Directors	
		2005	2004	**2005**	2004
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Expenses payable to	(a)	**–**	–	**48**	–
Construction cost payable to	(c)	**–**	–	**1,554**	2,624
Amount due to a minority shareholder	(d)	**–**	–	**94,443**	94,443

41. RELATED PARTY TRANSACTIONS AND BALANCES *continued*

A. Related party transactions *continued*

Notes:

(a) These transactions were provision of goods and services carried out in the normal course of business.

(b) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying periods. The leases were entered into in the normal course of business.

(c) Dr. Geoffrey M.T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and V-nee Yeh is also Chairman of Hsin Chong Construction Group Ltd. whose wholly-owned subsidiary, Hsin Chong Construction (Asia) Limited ("Hsin Chong Asia"), entered into a main contract with a subsidiary of the Company relating to the renovation project of Lee Gardens Two.

The sum represented the sum paid to, or as the case may be, outstanding balances due under the main contract with Hsin Chong Asia. To the best of the Company's knowledge having made due enquiries, substantially the whole of such contracts were sub-contracted by Hsin Chong Asia to other sub-contractors. The contract sum is not the indicative of the amount actually derived by Hsin Chong Asia under the relevant contract, which amount is substantially less than the relevant contract sum.

(d) The sum represents outstanding loan advanced by Jebsen and Company Limited to a non wholly-owned subsidiary of the Group, Barrowgate Limited, in proportion to its shareholding for general funding purpose. The amount is unsecured, interest free and is not repayable within one year. Hans Michael Jebsen is a director and shareholder of Jebsen and Company Limited.

At the balance sheet date, the Company has the following balances with related parties:

	2005 HK$'000	2004 HK$'000
Amounts due from subsidiaries	**8,278,195**	9,645,437
Less: Allowances on amounts due therefrom	**(329,000)**	(404,000)
	7,949,195	9,241,437
Amounts due to subsidiaries	**21,280**	30,980

Details of amounts due from subsidiaries and amounts due to subsidiaries are set out in note 18 and 26 to the financial statements.

B. Compensation of key management personnel

The remuneration of directors and other members of key management of the Group and the Company during the year was as follows:

	2005 HK$'000	2004 HK$'000
Salaries and other short-term employee benefits	**21,125**	19,967
Contractual compensation for loss of office	**-**	1,508
Incentive payment on joining	**-**	488
Retirement benefits costs	**265**	254
Forfeited contributions	**-**	(2,483)
	21,390	19,734

The remuneration of directors and key executives is determined by the remuneration committee and managing director respectively having regard to the performance of individuals and market trends.

42. SHARE-BASED PAYMENT TRANSACTIONS

Equity-settled share option scheme

The 1995 Share Option Scheme ("the 1995 Scheme")

The Company operates an Executive Share Option Scheme which was approved by shareholders on 28 April 1995 and had a term of 10 years. The 1995 Scheme expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The purpose of the 1995 Scheme was to strengthen the links between individual staff and shareholder interests.

Under the 1995 Scheme, options may be granted to employees of the Company or any of its wholly-owned subsidiaries selected by the Board at its discretion to subscribe for ordinary shares of the Company.

The maximum number of shares in respect of which options may be granted under the 1995 Scheme (together with shares issued and issuable under the scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the scheme and any other share scheme) from time to time. The maximum number of shares issued under the scheme and other scheme will not exceed 10% of the issued share capital of the Company from time to time (excluding shares issued pursuant to the scheme and any other share scheme).

The maximum entitlement of each participant under the 1995 Scheme is 25% of the maximum number of shares in respect of which options may at any time be granted under the 1995 Scheme. Under the 1995 Scheme, the exercise price was initially fixed at 80% of the average of the closing prices of the shares on the Stock Exchange for the 20 trading days immediately preceding the date of grant or the nominal value of a share whichever is the greater. The exercise price for options granted after 1 September 2001 was amended to comply with amendments to the Listing Rules. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

Grants made prior to 8 March 2005 are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

The 2005 Share Option Scheme ("the 2005 Scheme")

The Company adopted a new share option scheme (the "2005 Scheme" and together with the 1995 Scheme are referred to as "the Schemes") at the AGM held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

The purpose of the 2005 Scheme is to provide an incentive for employees of the Company and its wholly-owned subsidiaries to work with commitment towards enhancing the value of the Company and its shares for the benefit of its shareholders.

Under the 2005 Scheme, options may be granted to employees of the Company or any wholly-owned subsidiaries (including executive Directors) and such other persons as the Board may consider appropriate from time to time on the basis of their contribution to the development and growth of the Company and the subsidiaries to subscribe for ordinary shares of the Company.

The maximum number of shares in respect of which options may be granted under the 2005 Scheme and any other share option scheme of the Company shall not exceed such number of shares as required under the Listing Rules, which is 10% of the shares in issue (being 104,996,365 shares) as at 10 May 2005, the date of the AGM approving the 2005 Scheme. Under the Listing Rules, a listed issuer may seek approval by its shareholders in general meeting for "refreshing" the 10% limit under the scheme. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 Scheme and any other share option scheme of the Company must not exceed 30% of the shares in issue from time to time (or such number of shares as required under the Listing Rules). No options may be granted if such grant will result in this 30% limit being exceeded.

The maximum entitlement of each participant under the 2005 Scheme must not during any 12-month period exceed such number of shares as required under the Listing Rules (which is 1% of the total shares in issue as at the date of shareholders' approval). The exercise price shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

42. SHARE-BASED PAYMENT TRANSACTIONS *continued*

Equity-settled share option scheme *continued*

Grant and Vesting Structures

With effect from 8 March 2005, the Board has approved a new grant vesting structure. Grants will be made on a periodic basis. Vesting period is three years in equal proportion. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

The following table discloses movements of the Company's share options held by the Directors and employees during the current year:

Name	Balance as at 1.1.2005	Date of grant	Changes during the year Cancelled/ lapsed	Granted	Exercised	Balance as at 31.12.2005	Exercise price HK$	Exercisable period (Note)
Executive Directors								
Peter T.C. Lee *(Note a)*	1,350,000	7.1.1999	–	–	–	1,350,000	9.22	7.1.2001 to 6.1.2009
Michael T.H. Lee *(Note b)*	–	10.5.2005	–	240,000	–	240,000	16.60 *(Note d)*	10.5.2005 to 9.5.2015
Eligible Employees *(Note c)*	–	30.3.2005	140,000 *(Note h)*	675,000	–	535,000	15.85 *(Note e)*	30.3.2005 to 29.3.2015
	–	9.8.2005	–	144,000	–	144,000	18.79 *(Note f)*	9.8.2005 to 8.8.2015
	–	12.10.2005	–	120,000	–	120,000	18.21 *(Note g)*	12.10.2005 to 11.10.2015
	1,350,000		140,000	1,179,000	–	2,389,000		

Notes:

a. Options granted to Peter T.C. Lee were under the 1995 Scheme with a holding period of 2 years and a vesting period of 5 years.

b. Options granted to Michael T. H. Lee were under the 2005 Scheme with a vesting period of 3 years in equal proportions.

c. Eligible Employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.

d. The closing price of the shares of the Company immediately before the date of grant (as of 9 May 2005) was HK$16.40.

e. The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2005) was HK$15.35.

f. The closing price of the shares of the Company immediately before the date of grant (as of 8 August 2005) was HK$18.55.

g. The closing price of the shares of the Company immediately before the date of grant (as of 10 October 2005) was HK$17.90.

h. The options for 140,000 shares lapsed during the year upon the resignation of certain Eligible Employees.

42. SHARE-BASED PAYMENT TRANSACTIONS *continued*

The following table discloses movements of the Company's share options held by the Directors in prior year:

Name	Balance as at 1.1.2004	Date of grant	Changes during the year Cancelled/ lapsed	Granted	Exercised	Balance as at 31.12.2004	Exercise price HK$	Exercisable period (Note)
Under the 1995 Scheme								
Executive Directors								
Peter T.C. Lee	1,350,000	7.1.1999	–	–	–	1,350,000	9.22	7.1.2001 to 6.1.2009
Pauline W.L. Wong	900,000	3.5.1995	–	–	900,000	–	13.46	3.5.1997 to 2.5.2005
Michael C.K. Moy*	1,200,000	23.12.1999	900,000	–	300,000	–	7.54	23.12.2001 to 22.12.2009
	3,450,000		900,000	–	1,200,000	1,350,000		

* Michael C.K. Moy resigned as a director of the Company on 28 January 2004.

Note: All options as at 31 December 2004 are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

As mentioned in note 2, the Group has, for the first time, applied HKFRS 2 "Share-based Payments" to account for its share options in the current year. In accordance with HKFRS 2, fair value of share options granted to employees determined at the date of grant is expensed over the vesting period, with a corresponding adjustment to the Group's employee share-based compensation reserve. In the current year, the Group recognised the share option expenses of HK$2,171,000 in relation to share options granted by the Company (HK$524,000 related to a Director, see note 8), with a corresponding adjustment recognised in the Group's employee share-based compensation reserve.

The Company has used the Black-Scholes option pricing model (the "Model") to value the share options granted during the year. The Model is one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

Details of the fair values of share options determined at the date of grant using the Model with significant variables and assumptions are as follows:

	Date of grant 30.3.2005	10.5.2005	9.8.2005	12.10.2005
Closing share price at the date of grant	HK$15.55	HK$16.60	HK$18.75	HK$18.00
Exercise price	HK$15.85	HK$16.60	HK$18.79	HK$18.21
Risk free rate *(Note a)*	4.428%	3.817%	4.186%	4.293%
Expected life of option *(Note b)*	10 years	10 years	10 years	10 years
Expected volatility *(Note c)*	31.50%	29.81%	25.56%	25.68%
Expected dividend per annum *(Note d)*	HK$0.39	HK$0.39	HK$0.39	HK$0.39
Estimated fair values of options granted	HK$3,659,000	HK$1,286,000	HK$847,000	HK$668,000
Closing share price immediately before date of grant	HK$15.35	HK$16.40	HK$18.55	HK$17.90

Notes:

a. Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

b. Expected life of option: being the period of 10 years commencing on the date of grant, adjusted based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

c. Expected volatility: being the approximate historical volatility of closing prices of the share of the Company in the past one year immediately before the date of grant.

d. Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

43. PRINCIPAL SUBSIDIARIES

Name of subsidiary	Place of incorporation/ operation	Issued share capital	Proportion of nominal value of issued share capital held by the Company indirectly	directly	Principal activities
Admore Investments Limited	Hong Kong	HK$2	–	100%	Investment holding
Golden Capital Investment Limited	Hong Kong	HK$2	–	100%	Investment holding
HD Treasury Limited	Hong Kong	HK$2	–	100%	Treasury operation
HD Treasury Management Limited	Hong Kong	HK$2	–	100%	Treasury operation
Hysan China Holdings Limited	British Virgin Islands	HK$1	–	100%	Investment holding
Hysan Leasing Company Limited	Hong Kong	HK$2	–	100%	Leasing administration
Hysan Treasury Limited	Hong Kong	HK$2	–	100%	Treasury operation
Hysan (MTN) Limited	British Virgin Islands/ Hong Kong	US$1	–	100%	Treasury operation
Hysan Property Management Limited	Hong Kong	HK$2	–	100%	Property management
Kwong Hup Holding Limited	British Virgin Islands	HK$1	–	100%	Investment holding
Kwong Wan Realty Limited	Hong Kong	HK$1,000	–	100%	Property investment
Minsal Limited	Hong Kong	HK$2	–	100%	Property investment
Mondsee Limited	Hong Kong	HK$2	–	100%	Property investment
Stangard Limited	Hong Kong	HK$300,000	–	100%	Provision of security services
Teamfine Enterprises Limited	Hong Kong	HK$2	–	100%	Investment holding
Tohon Development Limited	Hong Kong	HK$2	–	100%	Property investment
Bamboo Grove Recreational Services Limited	Hong Kong	HK$2	100%	–	Resident club management
HD Investment Limited	British Virgin Islands	HK$1	100%	–	Investment holding
Kochi Investments Limited	British Virgin Islands	HK$1	100%	–	Capital market investment
Lee Theatre Realty Limited	Hong Kong	HK$10	100%	–	Property investment
Leighton Property Company Limited	Hong Kong	HK$2	100%	–	Property investment
Main Rise Development Limited	Hong Kong	HK$2	100%	–	Investment holding
OHA Property Company Limited	Hong Kong	HK$2	100%	–	Property investment
Perfect Win Properties Limited	Hong Kong	HK$2	100%	–	Property investment
Silver Nicety Company Limited	Hong Kong	HK$20	100%	–	Property investment
Barrowgate Limited	Hong Kong	HK$10,000	65.36%	–	Property investment

The Directors are of the opinion that a complete list of all subsidiaries and their particulars will be of excessive length and therefore the above table contains only those subsidiaries which materially affected the results or assets of the Group. Other than floating rate notes, fixed rate notes and zero coupon notes issued by Hysan (MTN) Limited as disclosed in notes 30, 31 and 32, none of the subsidiaries had issued any debt securities at the year-end.

	2005 HK$ million	2004 HK$ million (restated) (Note)	2003 HK$ million (restated) (Note)	2002 HK$ million	2001 HK$ million
CONDENSED CONSOLIDATED INCOME STATEMENT					
Turnover	**1,250**	1,154	1,139	1,233	1,355
Property expenses	**(237)**	(259)	(239)	(236)	(224)
Gross profit	**1,013**	895	900	997	1,131
Gain on disposal of investments in securities	**–**	15	48	–	–
Gain on disposal of an associate	**–**	–	–	–	34
Other operating income	**38**	27	25	16	18
Share of results and release of negative goodwill of associates	**241**	41	12	–	(2)
Impairment loss arising from interests in associates	**–**	–	–	(10)	(5)
Impairment loss reversed on (arising from) investments in securities	**–**	63	–	(1)	6
Administrative expenses	**(103)**	(96)	(92)	(86)	(90)
Finance costs	**(214)**	(162)	(168)	(220)	(314)
Fair value changes on investment properties	**4,226**	–	–	–	–
Fair value changes on financial instruments	**(25)**	–	–	–	–
Taxation	**(856)**	(140)	(165)	(108)	(115)
Minority interests	**(199)**	(34)	(26)	(55)	(63)
Net profit for the year	**4,121**	609	534	533	600
Underlying net profit for the year	**1,005**	609	534	533	600
Dividends	**474**	420	381	378	392
Earnings per share					
– Basic (HK$)	**3.92**	0.58	0.51	0.52	0.58
– Diluted (HK$)	**3.92**	0.58	0.51	0.52	0.58
Underlying earnings per share (HK$)	**0.96**	0.58	0.51	0.52	0.58
PERFORMANCE INDICATORS					
Net gearing	**6.4%**	20.8%	27.1%	25.9%	21.4%
Net interest coverage (times)	**4.6x**	5.5x	5.2x	4.5x	3.5x
Net assets value per share (HK$)	**23.42**	19.59	16.51	18.34	20.62
Adjusted net assets value per share (HK$)	**25.76**	21.33	17.78	N/A	N/A
Net debt per share (HK$)	**2.75**	5.32	5.66	5.49	5.43
Year-end share price (HK$)	**19.20**	16.35	12.00	5.80	7.85

Definition:

Net gearing:	gross debt less cash and cash equivalents and marketable securities at year-end market value divided by adjusted shareholders' funds (for 2001 and 2002: divided by shareholders' funds)
Net interest coverage:	gross profit less administrative expenses before depreciation divided by net interest expenses
Net assets value/Adjusted net assets value per share:	shareholders' funds/adjusted shareholders' funds divided by number of issued shares at year-end
Net debt per share:	gross debt less cash and cash equivalents divided by number of issued shares at year-end
Underlying net profit:	net profit adjusted for unrealised fair value changes on investment properties net of deferred tax
Underlying earnings per share:	underlying net profit divided by weighted average number of shares in issue
Adjusted shareholders' funds:	shareholders' funds adjusted for cumulative deferred tax provided on fair value changes on properties

	2005 HK$ million	2004 HK$ million (restated) (Note)	2003 HK$ million (restated) (Note)	2002 HK$ million	2001 HK$ million
CONDENSED CONSOLIDATED BALANCE SHEET					
Investment properties	**29,815**	27,917	24,162	24,841	26,639
Available-for-sale investments/ Investments in securities	**1,256**	1,018	941	1,484	1,754
Interests in associates	**1,147**	855	850	61	61
Cash and bank balances	**1,402**	22	15	23	27
Other assets	**371**	335	302	146	142
Total assets	**33,991**	30,147	26,270	26,555	28,623
Debt borrowings	**(4,301)**	(5,603)	(5,914)	(5,696)	(5,625)
Taxation	**(3,077)**	(2,332)	(1,708)	(240)	(101)
Other liabilities	**(960)**	(815)	(779)	(768)	(668)
Total assets less liabilities	**25,653**	21,397	17,869	19,851	22,229
Shareholders' funds	**24,667**	20,566	17,227	18,975	21,267
Minority interests	**986**	831	642	876	962
	25,653	21,397	17,869	19,851	22,229
Adjusted shareholders' funds	**27,134**	22,399	18,553	N/A	N/A

Note: The figures for 2003 and 2004 have been restated to reflect the prior year adjustments arising from (i) reclassification of certain investment properties of the Group to property, plant and equipment as a result of application of HKAS 40; (ii) recognition of deferred taxation in respect of revalued investment properties in accordance with HK(SIC) INT – 21; and (iii) reclassification of leasehold interests in land to prepaid lease payments under operating leases according to HKAS 17.

To the Board of Directors
Hysan Development Company Limited

Dear Sirs,

Annual revaluation of investment properties as at 31 December 2005

In accordance with your appointment of Knight Frank Hong Kong Limited to value the investment properties in Hong Kong owned by Hysan Development Company Limited and its subsidiaries, we are pleased to advise that the market value of the properties as at 31 December 2005 was in the approximate sum of Hong Kong Dollars Twenty Nine Billion Eight Hundred Fifteen Million Four Hundred and Thirty Thousand Only (i.e. HK$29,815,430,000).

The properties have been valued individually, on market value basis, by reference to comparable market transactions and on the basis of capitalisation of the net income with due allowance for the reversionary income potential, without allowances for any expenses or taxation which may be incurred in effecting a sale.

Yours faithfully,
KNIGHT FRANK HONG KONG LIMITED

Hong Kong, 23 February 2006

SCHEDULE OF PRINCIPAL PROPERTIES

INVESTMENT PROPERTIES

Address	Lot No.	Use	Category of the Lease	Precentage held by the Group
1. **The Lee Gardens** 33 Hysan Avenue Causeway Bay Hong Kong	Sec. DD of I.L. 29, Sec. L of I.L. 457, Sec. MM of I.L. 29, the R.P. of Sec. L of I.L. 29, and the R.P. of I.L. 457	Commercial	Long lease	100%
2. **Hennessy Centre** 500 Hennessy Road Causeway Bay Hong Kong	Sec. FF of I.L. 29 and the R.P. of Marine Lot 365	Commercial	Long lease	100%
3. **Bamboo Grove** 74-86 Kennedy Road Mid-Levels Hong Kong	I.L. 8624	Residential	Long lease	100%
4. **Lee Gardens Two** 28 Yun Ping Road Causeway Bay Hong Kong	Sec. G of I.L. 29, Sec. A, O, F and H of I.L. 457, the R.P. of Sec. C, D, E and G of I.L. 457, Subsec. 1 of Sec. C, D, E and G of I.L. 457, Subsec. 2 of Sec. E of I.L. 457 and Subsec. 1, 2, 3 and the R.P. of Sec. C of I.L. 461	Commercial	Long lease	65.36%
5. **Leighton Centre** 77 Leighton Road Causeway Bay Hong Kong	Sec. B, C and the R.P. of I.L. 1451	Commercial	Long lease	100%
6. **Lee Theatre Plaza** 99 Percival Street Causeway Bay Hong Kong	I.L. 1452, the R.P. of I.L. 472 and 476	Commercial	Long lease	100%
7. **Sunning Plaza** 10 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Commercial	Long lease	100%
8. **Sunning Court** 8 Hoi Ping Road Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Residential	Long lease	100%
9. **One Hysan Avenue** 1 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Sec. GG of I.L. 29	Commercial	Long lease	100%
10. **AIA Plaza** 18 Hysan Avenue Causeway Bay Hong Kong	Sec. N of I.L. 457 and Sec. LL of I.L. 29	Commercial	Long lease	100%
11. **111 Leighton Road** 111 Leighton Road Causeway Bay Hong Kong	Sec. KK of I.L. 29	Commercial	Long lease	100%

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

Full year results announced	7 March 2006
Ex-dividend date for final dividend	2 May 2006
Share registers closed	4 to 9 May 2006
Annual General Meeting	9 May 2006
Record date for final dividend	9 May 2006
Despatch of scrip dividend circular and election form	(on or about) 16 May 2006
Despatch of final dividend warrants/definitive share certificates	(on or about) 9 June 2006
2006 interim results to be announced	8 August 2006*
2006 interim dividend payable	29 September 2006*

*subject to change

DIVIDEND

The Board recommends the payment of a final dividend of HK35 cents per share. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Tuesday, 9 May 2006. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 16 May 2006. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Monday, 5 June 2006.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Friday, 9 June 2006.

The share register will be closed from Thursday, 4 May 2006 to Tuesday, 9 May 2006, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Wednesday, 3 May 2006.

SHARE LISTING

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. Its shares are also traded over-the-counter in London and in addition, it has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

STOCK CODE

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticket Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Standard Registrars Limited
26/F., Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone : (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

The Annual Report is printed in English and Chinese language and is available on our website at www.hysan.com.hk. Shareholders may at any time choose to receive the Annual Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders who have chosen to receive the Annual Report using electronic means and who for any reason have difficulty in receiving or gaining access to the Annual Report will promptly upon request be sent a printed copy free of charge.

Shareholders may at any time change their choice of the language or means of receipt of the Annual Report by notice in writing to the Company's Registrars at the address above. The Change Request Form may be downloaded from the Company's website at www.hysan.com.hk.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to the Company's registered office at:

Investor Relations
Hysan Development Company Limited
49/F., The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone: (852) 2895 5777
Facsimile: (852) 2577 5153

OUR WEBSITE

Press releases and other information of the Group can be found at our Internet website: "www.hysan.com.hk" www.hysan.com.hk

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Hysan Development Company Limited** 希慎興業有限公司, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

NOTICE OF ANNUAL GENERAL MEETING
AND
PROPOSALS FOR
GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES
AND
AMENDMENTS TO ARTICLES OF ASSOCIATION

A notice convening the AGM to be held at Harbour View Ballroom II & III, Level 4, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Tuesday, 9 May 2006 at 12:00 noon is set out on pages 2 to 4 of this circular.

Whether or not you intend to attend the AGM, you are advised to read this circular and to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

31 March 2006

TABLE OF CONTENTS

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希 慎 興 業 有 限 公 司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Managing Director
Michael Tze Hau LEE

Independent non-executive Directors
Per JORGENSEN
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Fa-kuang HU
Hans Michael JEBSEN
Anthony Hsien Pin LEE
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director
Pauline Wah Ling YU WONG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

31 March 2006

Dear Shareholder(s)

On behalf of the Board and management, we invite you to attend Hysan Development Company Limited's Annual General Meeting to be held on Tuesday, 9 May 2006.

We aim to continually enhance our corporate governance practices, including the quality of our reporting and communications with our shareholders. Detailed explanation on the business to be considered at the Meeting, together with Board Recommendations, is set out in this circular.

We regard annual general meetings as one of the principal channels to communicate with our shareholders. We look forward to seeing you at the Meeting. If you are unable to attend the Meeting in person, we encourage you to appoint a proxy to attend and vote on your behalf.

Yours faithfully,
Peter T.C. Lee
Chairman

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of Hysan Development Company Limited 希慎興業有限公司 (the "**Company**") will be held at Harbour View Ballroom II & III, Level 4, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Tuesday, 9 May 2006 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2005 together with the Reports of Directors and Auditors thereon.

2. To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2005.

3. To re-elect Directors.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions and Special Resolution respectively:

ORDINARY RESOLUTIONS

5. "**That**:

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options, warrants or other securities which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and other securities which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a share option or otherwise) by the Directors pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to the eligible participants of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed, where the shares are to be allotted wholly for cash, 10%, and in any event 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal restrictions under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That**:

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said mandate shall be limited accordingly.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting."

7. "**That**, conditional upon the passing of Resolutions numbered 5 and numbered 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution numbered 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 5."

SPECIAL RESOLUTION

8. "**That** the Articles of Association of the Company are hereby amended:

(i) by adding to the end of Article 153 the following:

"If any such cheque or warrant has been, or shall be alleged to have been, lost, stolen or destroyed, the Board may, at the request of the person(s) entitled to it, issue a replacement cheque, warrant or other financial instrument or other form of payment subject to compliance with such conditions as to evidence and indemnity and the payment of such out-of-pocket expenses incurred by the Company in connection with the request as the Board may think fit."

(ii) by adding to the end of Article 154 the following:
"After such forfeiture no member or other person shall have any right to or claim in respect of such dividends or bonuses but the Board may nevertheless in its absolute discretion make an ex gratia payment equal to the whole or part of such dividends or bonuses to the member or other person who could have claimed that dividends or bonuses immediately before it was forfeited. No dividends or bonuses shall bear interest against the Company.""

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 31 March 2006

Notes:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. The proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the Meeting.

3. The register of members will be closed from Thursday, 4 May 2006 to Tuesday, 9 May 2006, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Wednesday, 3 May 2006.

4. Further information on voting procedures are set out in the section "Voting Information: Frequently Asked Questions and Answers" in the circular to be sent to shareholders (the "**Circular**").

5. Detailed information on the businesses to be transacted at the Annual General Meeting (the "**AGM**") are set out in the section "Business of the Meeting and Board Recommendations" of the Circular.

6. At the AGM, the Chairman of the Meeting will exercise his power under Article 78 of the Articles of Association of the Company to put each of the resolutions set out in this notice to be voted by way of poll. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each share of any class of which he is the holder.

As at the date of this notice, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

Your vote is important, and you can exercise your right to vote whether you choose to attend the AGM or not. Find out how below:

Q. Am I entitled to vote?

A. You are entitled to vote if you are a registered holder of Shares of Hysan Development Company Limited as of 9 May 2006 (the date of AGM).

The register of members will be closed from Thursday, 4 May to Tuesday, 9 May 2006, both days inclusive. If you have recently purchased the Shares, you must deliver to Standard Registrars Limited the share certificates, share transfer form or relevant evidence to establish that you own the Shares no later than 4:00 p.m. on Wednesday, 3 May 2006.

Q. What am I voting on?

A. You are voting on the resolutions as set out in the Notice of AGM on pages 2 to 4, and "Business of the Meeting and Board Recommendations" on pages 7 to 8 of this circular.

Q. How can I vote?

A. 1. Attending the AGM

You are entitled to attend the AGM and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed form of proxy or corporate representative authorisation to the Company.

2. By Proxy

If you do not plan to attend the AGM, you may cast your vote by proxy in one of the two ways. **Your proxy must vote as you instruct in the form of proxy:**

(a) You may authorise the Chairman of the Company named in the form of proxy to vote your shares. Please indicate how you would like your shares voted.

(b) You may appoint some other person to attend the AGM and vote your shares on your behalf. Please print your appointee's name in the blank space on the form of proxy and indicate how you would like your shares voted. A proxy need not be a shareholder of the Company.

Q. When shall I return my form of proxy?

A. To be valid, the **original** form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must be completed and **returned to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, not less than 48 hours before the time for holding the AGM or any adjournment thereof.** Forms of proxy sent electronically or by any other data transmission process will not be accepted.

Q. Who votes my shares and how will they be voted if I return a form of proxy?

A. By properly completing and returning a form of proxy, you are authorising the person named in the form of proxy to attend the AGM and to vote your shares. The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your form of proxy but do not specify how you wish to cast your votes, your proxy will vote at his discretion.

Q. Can I revoke a proxy or voting instruction?

A. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the AGM should he so wish. Therefore, your attendance at the AGM will override your proxy appointment.

Q. What will be the procedures for demanding a poll?

A. The Chairman of the AGM intends to demand a poll regarding the voting for all the resolutions set out in the Notice of AGM. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each Share of which he is the holder. The results of the voting by poll will be published in the local newspapers and on the Company's and the Stock Exchange's websites on the business day following the AGM.

In any event, a poll may be demanded (before or on the declaration of the results of the show of hands):

(a) by the Chairman; or

(b) in writing by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) in writing by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) in writing by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Q. What if I have a question?

A. If you have any question regarding the AGM, please contact Hysan's Company Secretarial Department at 2895-5777.

RESOLUTION NUMBERED 1 – RECEIVING 2005 FINANCIAL STATEMENTS

The full audited financial statements together with the Reports of Directors and Auditors thereon, are set out on pages 67 to 72 and pages 83 to 136 of the 2005 Annual Report.

The audited financial statements have been reviewed by the Audit Committee. A report of the Audit Committee is set out on pages 80 to 81 of the 2005 Annual Report.

RESOLUTION NUMBERED 2 – DECLARATION OF FINAL DIVIDEND

The Board has recommended a final dividend for the year ended 31 December 2005 of HK35 cents per Share. Subject to passing Resolution numbered 2, such final dividend is expected to be paid on or about 9 June 2006, together with a scrip dividend alternative, to shareholders whose names appear on the Company's register of members on 9 May 2006.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about 16 May 2006.

The share register will be closed from Thursday, 4 May 2006 to Tuesday, 9 May 2006, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 pm on Wednesday, 3 May 2006.

RESOLUTION NUMBERED 3 – RE-ELECTION OF DIRECTORS

Under the Company's current Articles of Association, one-third (or such other number as may be required under applicable legislation) of the Directors; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation. Accordingly, Peter T. C. Lee (Chairman), Sir David Akers-Jones (Independent non-executive Deputy Chairman), Hans Michael Jebsen (non-executive Director) and Chien Lee (non-executive Director) will retire and, being eligible, offer themselves for re-election at the forthcoming AGM. Their proposed re-election will be considered by seperate resolutions.

Details of the background information on the retiring Directors who are proposed for re-election are set out on pages 9 to 11 of this circular.

RESOLUTION NUMBERED 4 – RE-APPOINTMENT OF AUDITORS

The Audit Committee has recommended to the Board (which in turn endorsed the view) that, subject to shareholders' approval at the forthcoming AGM, Deloitte Touche Tohmatsu be re-appointed as the external auditors of the Company for 2006.

RESOLUTIONS NUMBERED 5, 6 AND 7 – GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the last annual general meeting of the Company held on 10 May 2005, a general mandate under Section 57B of the Companies Ordinance and the Listing Rules was given to the Directors to issue and purchase shares in the Company. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

- an ordinary resolution (**Resolution numbered 5**) to give the Directors a general and unconditional mandate to allot, issue and dispose of additional shares in the Company, not exceeding, where the Shares are to be allotted wholly for cash, 10%, and in any event 20% of the Company's issued share capital as at the date of passing the resolution (as adjusted in accordance with Resolution numbered 7), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Issue Mandate**");

- an ordinary resolution (**Resolution numbered 6**) to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase an amount of Shares in the Company not exceeding 10% of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Share Repurchase Mandate**"); and

- conditional upon the passing of Resolutions numbered 5 and 6 to grant the Issue Mandate and the Share Repurchase Mandate, an ordinary resolution (**Resolution numbered 7**) to authorise the Directors to exercise the powers to allot, issue and dispose of additional shares in the Company under the Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

The full text of these resolutions is set out in the Notice of AGM. As required under the Listing Rules, an explanatory statement providing the requisite information regarding the Share Repurchase Mandate is set out on pages 12 to 14 of this circular.

The Directors wish to state that they have no immediate plan to issue any new Shares, other than pursuant to: (i) the scrip dividend alternative which is being proposed to be offered; and (ii) the exercise of the options granted under the Company's Share Option Schemes.

RESOLUTION NUMBERED 8 – AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Some amendments to the Company's Articles of Association are proposed principally to refine and improve on the mechanics of paying dividends including empowering the Directors at its absolute discretion to make an ex-gratia payment to any shareholder regarding forfeited dividends (unclaimed after 6 years of declaration). The procedures on obtaining replacement dividend cheque or warrant in the event of loss are also refined.

The Directors consider that the proposed amendments to the Articles of Association are beneficial to the Company and the shareholders. This special business will be considered as a special resolution at the Meeting, which requires not less than 75% of the votes cast by shareholders attending and entitled to vote at the Meeting.

BOARD RECOMMENDATIONS

The Directors consider that the proposed resolutions as set out in the Notice of AGM, including, among other things, the proposed resolutions in relation to the granting of the Issue Mandate and Share Repurchase Mandate and the amendments to the Articles of Association are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions.

Information on Directors standing for re-election at the AGM is set out below:

	Director since	Board committee memberships	Emoluments received for 2005 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Peter Ting Chang Lee *J.P.* *Chairman*	1988	Chairman of Nomination Committee; and Member of Investment Committee	5,494,106 *(Notes 1(a), (e) and (f))*	6,083,823 Shares (Personal and corporate interests) and 1,350,000 options (Personal interests) *(Note 2(a))*

Mr. Peter T.C. Lee joined the Board in 1988, became Managing Director in 1999, and Chairman in 2001. Mr. Lee is a non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk (China) Shipping Company Limited, and a director of a number of other companies. He is also vice president of the Real Estate Developers Association of Hong Kong. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a Substantial shareholder of the Company. Mr. Peter T.C. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester and is also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 52.

Save as disclosed above, Mr. Peter T.C. Lee has no relationship with any other directors, senior management, Substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

	Director since	Board committee memberships	Emoluments received for 2005 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Sir David Akers-Jones *G.B.M., K.B.E., C.M.G., J.P.* *Independent non-executive Deputy Chairman*	1989	Chairman of Audit Committee and Emoluments Review Committee; and Member of Nomination Committee	157,500 *(Notes 1(c), (e) and (f))*	Nil

Sir David was appointed a Director in 1989 and became the Deputy Chairman in 2001. He is Chairman of GAM Hong Kong Limited, Deputy Chairman of CNT Group Limited and a non-executive director of various other companies including China Everbright International Limited and K. Wah International Holdings Limited. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He is aged 78.

Sir David has confirmed to the Board his independence under Rule 3.13 of the Listing Rules. He has no relationship with any directors, senior management or Substantial or controlling shareholders of the Company.

Sir David has served the Board for more than 9 years, having been appointed in 1989. The Board believes that "independence" is a matter of judgment and conscience but that, in order to be independent, non-executive Directors should be free from any business or other relationships that might interfere with the exercise of their independent judgment. Sir David demonstrates his willingness to exercise independent judgment and provides objective challenges to management. There is no evidence that length of tenure is having an adverse impact on his independence. The Board considers that Sir David remains independent, notwithstanding the length of his tenure.

Save as disclosed above, there is no other matter that needs to be brought to the attention of shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

	Director since	**Board committee memberships**	**Emoluments received for 2005 (HK$)**	**Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date**
Hans Michael Jebsen *B.B.S.* *Non-executive Director*	1994	Member of Investment Committee	85,000 *(Note 1(d), (e) and (f))*	2,492,914 Shares (Personal and corporate interests) *(Note 2(c))*

Mr. Jebsen was appointed a non-executive Director in 1994. He is chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. He is also an independent non-executive director of The Wharf (Holdings) Limited. He is aged 49.

Mr. Jebsen has no relationship with any directors, senior management or Substantial or controlling shareholders of the Company and there is no other matter that needs to be brought to the attention of shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

	Director since	**Board committee memberships**	**Emoluments received for 2005 (HK$)**	**Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date**
Chien Lee *Non-executive Director*	1988	Member of Audit Committee	100,000 *(Notes 1(b), (e) and (f))*	8,083,823 Shares (Personal, corporate and trustee interests) *(Note 2(b))*

Mr. Chien Lee was appointed a non-executive Director in 1988, he is a private investor and a non-executive director of a number of companies including Swire Pacific Limited and Television Broadcasts Limited. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a Substantial shareholder of the Company. Mr. Chien Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. He is aged 52.

Save as disclosed above, Mr. Chien Lee has no relationship with any other directors, senior management, Substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

Notes:

1. (a) Mr. Peter Ting Chang Lee received annual director fee of HK$111,000 as Chairman of the Board and a fee of HK$25,000 for serving as chairman of the Nomination Committee and as a member of the Investment Committee in 2005. Mr. Lee also received a compensation package of HK$5,358,106 (which comprises a combination of basic salary, benefits, bonus) and long-term incentive in the form of Executive Share Options from the Company.

   (b) Mr. Chien Lee received annual director fee of HK$75,000 and a fee of HK$25,000 for serving as a member of the Audit Committee in 2005.

   (c) Sir David Akers-Jones received annual director fee of HK$92,500 and a fee of HK$65,000 for serving as chairman of the Audit Committee and Emoluments Review Committee and as a member on the Nomination Committee in 2005.

   (d) Mr. Hans Michael Jebsen received annual director fee of HK$75,000 and a fee of HK$10,000 for serving as a member on the Investment Committee in 2005.

   (e) The respective annual director fees for serving on the Board and on its committees were approved by the shareholders in the 2005 annual general meeting (held on 10 May 2005) having given consideration to the level of responsibility, experience and abilities required of the relevant Directors and the remuneration offered for similar positions in comparable companies. The executive Director also receives remuneration package determined by the Emoluments Review Committee taking into account comparables of Hong Kong-based companies competing within a similar talent pool, with particular emphasis on property industry. Details on Director emoluments are set out in "Directors' Remuneration and Interests Report" and notes 8 and 42 to the financial statements set out in the 2005 Annual Report.

   (f) Save as disclosed in 1(a) to (e) above, the Directors received no other compensation from the Group.

2. (a) 2,000,000 Shares were held by Mr. Peter Ting Chang Lee personally and 4,083,823 Shares were held by a corporation in which he was a member entitled to exercise one-third or more of the voting power at general meeting. Corporate interests of Mr. Peter Ting Chang Lee and Mr. Chien Lee relate to the same corporation.

   The options granted to Mr. Peter Ting Chang Lee were under the Company's Share Option Schemes with holding period of 2 years and vesting period of 5 years. Details of options granted to Mr. Lee are set out in "Directors' Remuneration and Interests Report" and notes 42 to the financial statements set out in the 2005 Annual Report.

   (b) 850,000 Shares were held by Mr. Chien Lee personally and 4,083,823 Share were held by a corporation in which he was a member entitled to exercise more than one-third of the voting power at general meeting. Corporate interests of Mr. Chien Lee and Mr. Peter Ting Chang Lee relate to the same corporation. In addition, 3,150,000 Shares are held though a discretionary trust of which Mr. Lee was one of the beneficiaries.

   (c) 60,000 Shares were held by Mr. Hans Michael Jebsen personally and 2,432,914 Shares were held by a corporation in which he was a member entitled to exercise one-third or more of the voting power at general meeting.

3. No Director proposed for re-election at the AGM has a service contract with the Company or any of its Subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

This is an explanatory statement as required under the Listing Rules in connection with the resolution authorising the Share Repurchase Mandate proposed to be considered, and if thought fit, passed by shareholders of the Company at the AGM. The Listing Rules provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions. This explanatory statement also constitutes the memorandum required under Section 49 BA(3) of the Companies Ordinance.

Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,053,260,841 Shares of HK$5.00 each.

On the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 105,326,084 Shares.

Reasons for Repurchase

The Directors believe that the Share Repurchase Mandate is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts for the year ended 31 December 2005 as contained in the 2005 Annual Report. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months before the printing of this circular were as follows:

	Highest	**Lowest**
	HK$	*HK$*
Year 2005		
March	16.85	15.30
April	16.45	15.15
May	16.65	14.95
June	16.30	15.10
July	18.30	15.65
August	20.05	17.90
September	20.85	18.30
October	19.70	16.50
November	18.95	16.35
December	19.35	17.65
Year 2006		
January	20.55	18.80
February	20.25	18.35

Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to Ordinary Resolution numbered 6 and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such Mandate is approved by the shareholders.

No connected persons have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to do so in the event that the Share Repurchase Mandate is approved by the shareholders.

Effect of the Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers ("**Takeovers Code**").

As at the Latest Practicable Date, Lee Hysan Estate Company, Limited ("**LHE**") and certain of its subsidiaries are the Substantial shareholders of the Company, which are indirectly interested in approximately 40.74% of the issued share capital of the Company. Lee Hysan Company Limited, being LHE's holding company, is also deemed to have same interests pursuant to the provisions of the Securities and Futures Ordinance. In the event that the Directors exercise in full the power to repurchase Shares which are proposed to be granted pursuant to the Share Repurchase Mandate, the shareholding of Lee Hysan Company Limited, LHE and certain of its subsidiaries would be increased to approximately 45.26%.

Such increase will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in takeover obligations.

Save as disclosed above, the Directors are not aware of any shareholder or group of shareholders acting in concert, who may become obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a consequence of any purchases pursuant to the Share Repurchase Mandate.

Share Purchase made by the Company

The Company had not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

In this circular, the following expressions shall have the meanings set out below unless the context otherwise requires:

"**AGM**" or "**Annual General Meeting**" or "**Meeting**"	means the annual general meeting of the Company to be held at Harbour View Ballroom II & III, Level 4, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on 9 May 2006 at 12:00 noon or any adjournment thereof;
"**Articles of Association**"	means the articles of association of the Company (as amended from time to time);
"**associate**"	has the meaning ascribed to it under the Listing Rules;
"**Auditors**"	means the auditors for the time being of the Company;
"**Board**"	means the board of Directors or a duly authorised committee of the board of Directors;
"**business day**"	has the meaning ascribed to it under the Listing Rules;
"**Companies Ordinance**"	means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"**Company**"	means Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability;
"**connected person**"	has the meaning ascribed to it under the Listing Rules;
"**Directors**"	means the directors from time to time of the Company;
"**Group**"	means the Company and its subsidiaries;
"**Hong Kong**"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"**HK$**"	means Hong Kong dollars, the lawful currency of Hong Kong;
"**Latest Practicable Date**"	means 27 March 2006 being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"**Listing Rules**"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as modified from time to time;
"**Notice of AGM**"	means the notice convening the AGM as set out on pages 2 to 4 of this circular;
"**Securities and Futures Ordinance**" or "**SFO**"	means the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;

"Share(s)"	means ordinary share(s) of HK$5.00 each in the Company (or of such other nominal amount as comprising the ordinary share capital of the Company as shall result from a sub-division or a consolidation of the share capital of the Company from time to time);
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Subsidiary"	means a company which is for the time being a subsidiary (within the meaning of section 2(4) of the Companies Ordinance) of the Company; and
"Substantial shareholder"	has the meaning ascribed to it under the Listing Rules.

「股份」	指本公司每股面值5.00港元之普通股(或因本公司不時之股本分拆或合併而產生之本公司普通股本其他面值);
「聯交所」	指香港聯合交易所有限公司;
「附屬公司」	指當時為本公司附屬公司(定義見公司條例第2(4)條)之公司;及
「主要股東」	具有上市規則所述之涵義。

本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東周年大會」或「大會」	指本公司謹訂於2006年5月9日中午12時正假座香港中環金融街8號香港四季酒店四樓海景禮堂II及III舉行之股東周年大會或其任何續會；
「組織章程細則」	指本公司之組織章程細則(經不時修訂)；
「聯繫人士」	具有上市規則所述之涵義；
「核數師」	指本公司當時之核數師；
「董事會」	指董事會或獲董事會正式授權之委員會；
「營業日」	具有上市規則所述之涵義；
「公司條例」	指香港法例第32章公司條例；
「本公司」	指希慎興業有限公司，於香港註冊成立之有限公司；
「關連人士」	具有上市規則所述之涵義；
「董事」	指本公司當時之董事；
「本集團」	指本公司及其附屬公司；
「香港」	指中華人民共和國香港特別行政區；
「港元」	指港幣，香港法定貨幣；
「最後實際可行日期」	指2006年3月27日，為本通函付印前就確定當中所載若干資料之最後實際可行日期；
「上市規則」	指香港聯合交易所有限公司證券上市規則(經不時修訂)；
「股東周年大會通告」	指召開股東周年大會之通告，載列於本通函第2至4頁；
「證券及期貨條例」	指香港法例第571章證券及期貨條例；

是項增加將會導致須遵照收購守則第26條提出強制性收購之責任。董事會暫時無意行使股份購回授權而導致其須進行強制收購。

除上文披露者外，董事概不知悉任何股東或一組一致行動之股東可能因根據股份購回授權作出購回，而須根據收購守則第26條提出強制性收購建議。

本公司股份購回

在本通函日期前6個月內，本公司(不論是否在聯交所進行)並無購回本公司之股份。

股份價格

本通函付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

	最高價 *港元*	最低價 *港元*
2005年		
3月	16.85	15.30
4月	16.45	15.15
5月	16.65	14.95
6月	16.30	15.10
7月	18.30	15.65
8月	20.05	17.90
9月	20.85	18.30
10月	19.70	16.50
11月	18.95	16.35
12月	19.35	17.65
2006年		
1月	20.55	18.80
2月	20.25	18.35

承諾

董事會已向聯交所作出承諾，在行使股份購回授權時，只要有關規則及法例適用，彼等將根據第6項普通決議案及按照上市規則及公司條例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）與其有關之聯繫人士有意於股東批准股份購回授權後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士通知，彼等目前有意或已承諾不會在公司獲股東批准股份購回授權後，出售本公司股份予本公司。

收購守則帶來之影響

倘按照股份購回授權，本公司行使權力購回公司股份時，令其中一個股東佔有本公司有表決權股份比例增加，則就香港公司收購及合併守則（「**收購守則**」）第26條而言，該項增加將被視作一項收購處理，並可能導致須提出強制性收購之責任。

於最後實際可行日期，利希慎置業有限公司（「**利希慎**」）及其若干附屬公司均為本公司之主要股東，彼等間接持有本公司之已發行股本佔約40.74%。根據《證券及期貨條例》規定，Lee Hysan Company Limited作為利希慎之控股公司，其於此等股份中亦被視為擁有權益。若董事會根據股份購回授權行使股份購回之全部權力，Lee Hysan Company Limited、利希慎及其若干附屬公司於本公司所持股權，將約增加至45.26%。

此乃上市規則就於本公司股東周年大會上提呈以供本公司股東考慮並酌情通過之股份購回授權決議案而規定刊發之說明文件。上市規則訂明，以聯交所為第一上市場所之公司購回一切證券，須事先以普通決議案授予本公司董事會一般授權以作出該等購回或就指定交易取得特別批准之方式予以批准。本說明文件亦構成公司條例第49BA(3)條所規定之備忘錄。

股本

於最後實際可行日期，本公司之已發行股本為1,053,260,841股，每股面值港幣5元。

如在股東周年大會舉行前並無發行或購回額外股份，本公司根據股份購回授權，獲准購回本公司股份之數目將最多可達105,326,084股。

股份購回之原因

董事會相信，股份購回授權符合本公司及其股東之最佳利益。

購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

用於股份購回之資金

本公司在股份購回時，用於股份購回之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於股份購回時而償還之股本必須在公司條例准許下由本公司可供分派之盈利及／或用於股份購回而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之股份購回建議，本公司之營運資金或資本與負債比率可能會有重大差別(相對於2005年年報內所載截至2005年12月31日止年度已審核綜合賬目所披露之情況而言)。然而，董事會倘認為股份購回授權對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該股份購回權力。

附註：

1. (a) 利定昌先生於2005年向本公司收取作為董事會主席之董事年度袍金110,000港元及作為提名委員會主席及投資委員會成員年度袍金25,000港元。彼亦收取薪酬組合5,358,106港元(包括基本薪金，福利，花紅)及長期獎勵計劃：行政人員購股權。

   (b) 利乾先生於2005年收取董事年度袍金75,000港元及審核委員會成員年度袍金25,000港元。

   (c) 鍾逸傑爵士於2005年收取董事年度袍金92,500港元審核委員會和薪酬檢討委員會主席及提名委員會成員之年度袍金65,000港元。

   (d) Hans Michael Jebsen先生於2005年收取董事年度袍金75,000港元及投資委員會成員年度袍金10,000港元。

   (e) 個別董事服務董事會及其轄下委員會之董事袍金，乃獲股東在2005年股東周年大會(於2005年5月10日舉行)批准，並已考慮到擔任董事所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的袍金。執行董事也收取的薪酬由薪酬檢討委員會釐訂，亦計及與本集團在市場招攬員工作出競爭之香港相關類形公司(尤以地產行業)可作比較之薪酬水平。董事酬金之詳情載列於2005年年報之「董事薪酬及權益報告」一節及財務報告附註8及42。

   (f) 除上述1(a)至(e)披露外，董事概無收取本集團任何其他報酬。

2. (a) 2,000,000股股份由利定昌先生個人持有及4,083,823股股份由一間彼為股東並於該公司之股東大會上有權行使1/3或以上投票權之公司持有。利定昌先生與利乾先生的法團權益與同一公司有關。

   根據本公司之購股權計劃授予利定昌先生之購股權須受5年之持有期限制，而有關購股權自發行起計2年內不得行使。授予利氏購股權之詳情載列於2005年年報之「董事薪酬及權益報告」一節及財務報告附註42。

   (b) 850,000股股份由利乾先生個人持有及4,083,823股股份由一間彼為股東並於該公司之股東大會上有權行使1/3或以上投票權之公司持有。利定昌先生與利乾先生的法團權益與同一公司有關。此外，3,150,000股股份由利氏為其中一名受益人的全權信託持有。

   (c) 60,000股股份由 Hans Michael Jebsen 先生個人持有及2,432,914股股份由一間彼為股東並於該公司之股東大會上有權行使1/3或以上投票權之公司持有。

3. 擬於股東周年大會上膺選連任的董事，均並無與本公司或其任何附屬公司訂立不可由本集團於1年內終止而毋須支付賠償(法定賠償除外)之服務合約。

鍾逸傑爵士於1989年獲委任為董事，服務董事會至今已超過9年。董事會相信「獨立性」關乎判斷與良知，但要做到獨立，非執行董事應避免牽涉任何有可能影響其作出獨立判斷之商務或其他關係。鍾爵士在董事會的表現，顯示他作出獨立判斷，並對管理層作出客觀的質疑。沒有證據顯示他的服務年資對他的獨立性產生負面影響。雖然鍾爵士的服務年資已逾9年，但董事會仍然視他為獨立人士。

除上述者外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

	獲委任年份	所屬董事會轄下委員會	2005年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益
Hans Michael Jebsen *B.B.S.* *非執行董事*	1994	投資委員會成員	85,000 *（附註1(d)、(e)及(f)）*	2,492,914股股份（個人及法團權益） *（附註2(c)）*

Jebsen先生於1994年獲委任為本公司非執行董事。彼為捷成洋行有限公司之主席及捷成集團在世界各地公司之董事，亦為九龍倉集團有限公司之獨立非執行董事。彼現年49歲。

Jebsen先生與本公司董事、高層管理人員、主要股東或控股股東概無任何關係，亦無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

	獲委任年份	所屬董事會轄下委員會	2005年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益
利乾 *非執行董事*	1988	審核委員會成員	100,000 *（附註1(b)、(e)及(f)）*	8,083,823股股份（個人、法團及受託人權益） *（附註2(b)）*

利乾先生於1988獲委任為本公司非執行董事。利氏為一位私人投資者及多間公司之董事包括太古股份有限公司及電視廣播有限公司之非執行董事。彼為公司創辦人利氏家族成員及本公司之主要股東利希慎置業有限公司之董事。彼持有史丹福大學理學士兼碩士以及工商管理碩士學位。利氏現年52歲。

除上述者外，利乾先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係，亦無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

擬於股東周年大會上膺選連任之董事資料載列如下：

	獲委任年份	所屬董事會轄下委員會	2005年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益
利定昌 *J.P.* *主席*	1988	提名委員會主席；及投資委員會成員	5,494,106 *（附註1(a)、(e)及(f)）*	6,083,823股股份（個人及法團權益）及可認購1,350,000股股份之購股權（個人權益）*（附註2(a)）*

利定昌先生於1988年加入董事會，1999年獲委任為常務董事，並於2001年獲委任為主席。利氏亦出任國泰航空有限公司、恒生銀行有限公司、SCMP集團有限公司、馬士基(中國)航運有限公司之非執行董事及多間公司之董事。彼亦是香港地產建設商會副會長。利氏為公司創辦人利氏家族成員及本公司之主要股東利希慎置業有限公司之董事。彼獲頒曼徹斯特大學土木工程學士學位，並獲英格蘭及威爾斯最高法院律師名銜。利氏現年52歲。

除上述者外，利定昌先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係，亦無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

	獲委任年份	所屬董事會轄下委員會	2005年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益
鍾逸傑爵士 *G.B.M., K.B.E., C.M.G., J.P.* *獨立非執行副主席*	1989	審核委員會及薪酬委員會主席；及提名委員會成員	157,500 *（附註1(c)、(e)及(f)）*	無

鍾爵士於1989年獲委任為本公司董事，並於2001年獲委任為副主席。彼為環球投資（香港）有限公司之主席、北海集團有限公司之副主席及多間公司(包括中國光大國際有限公司及嘉華國際集團有限公司)之非執行董事。鍾爵士亦為多間自願機構之主席及會員。彼獲英國牛津大學文學碩士學位。鍾爵士曾任香港布政司，現年78歲。

鍾爵士已根據上市規則第3.13條向董事會作出其獨立性之確認。彼與本公司董事、高層管理人員、主要股東或控股股東概無任何關係。

- 一項普通決議案（**第5項決議案**），以給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內（或決議案所載的較早期間內）配發、發行及處理本公司的額外股份，惟此等股份數目不得超逾本公司於通過決議案日期（根據第7項決議案調整）的已發行股本的20%；倘配發之新股乃全數收取現金者，則不得超逾本公司於通過決議案日期的已發行股本的10%（「**發行授權**」）；

- 一項普通決議案（**第6項決議案**），以給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內或決議案所載的較早期間內行使本公司一切權力購回不多於本公司於通過決議案日期的已發行股本的10%之本公司股份（「**股份購回授權**」）；及

- 在通過第5項及第6項決議案授予發行授權及股份購回授權之條件下，通過一項普通決議案（**第7項決議案**）批准董事會就本公司所購回的本公司股本的面值總額，根據發行授權行使配發、發行及處理本公司的額外股份的權力。

上述決議案的全文載於股東周年大會通告內。按照上市規則的規定，本通函第12至14頁載有說明文件，以向　閣下提供有關股份購回授權的必要資料。

董事會謹此聲明，現時無意發行任何本公司新股份，惟根據：(i)將予提呈以供選擇之以股代息計劃；(ii)按本公司的購股權計劃所授出並行使之購股權，則作別論。

第8項決議案－修訂公司組織章程細則

茲建議對本公司之公司組織章程細則作出若干修訂，主要旨在修訂及改善派付股息之機制包括授權董事可全權酌情向股息遭沒收（派息後六年仍未收取之股息）之股東發放有關之特惠金。此等修訂亦改善現時有關補發遺失股息支票或權證之程序。

董事認為，公司組織章程細則之修訂建議對本公司及股東有利。此特別事項將於大會上以特別決議案方式予以考慮，並需要不少於出席大會並有權於大會上投票之股東所投之75%票數。

董事會推薦意見

董事會認為，股東周年大會通告內所載之決議案，包括關於授予發行授權、股份購回授權及修訂公司組織章程細則之決議案，乃符合本公司及其股東之整體最佳利益。按此，董事會推薦建議股東投票通過建議之決議案。

第1項決議案－接納2005年年度財務報告

經審核財務報告全文連同有關董事會報告及核數師報告書，載於2005年年報第67至72頁及第83至136頁。

經審核財務報告已由審核委員會審閱。審核委員會報告載於2005年年報第80至81頁。

第2項決議案－宣佈派發末期股息

董事會建議派發截至2005年12月31日止年度末期股息每股35港仙。待第2項決議案獲得通過後，末期股息將約於2006年6月9日以現金派發予於2006年5月9日名列股東名冊之股東，並附有以股代息選擇。

載有以股代息詳情之通函以及選擇表格約於2006年5月16日寄發予股東。

本公司將於2006年5月4日（星期四）至5月9日（星期二）（包括首尾2天在內）暫停辦理股份過戶登記手續。如欲獲派發建議之末期股息，所有過戶文件連同有關股票須於2006年5月3日（星期三）下午4時正前送達本公司之股份過戶登記處，標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

第3項決議案－重選董事

根據本公司現時之公司組織章程細則，於每屆股東周年大會上，董事會之三分之一當時任期最長者（或適用法例規定之其他數目）須輪值退任，如適用之數目非整數則向上調整。因此，利定昌（主席）、鍾逸傑爵士（獨立非執行副主席），Hans Michael Jebsen（非執行董事）及利乾（非執行董事）將於應屆股東周年大會上退任，並可膺選連任。彼等重選將以獨立的決議案提呈。

將會退任及膺選連任之董事的背景資料載列於本通函第9至11頁。

第4項決議案－重聘核數師

審核委員會已向董事會建議及獲取其對此意見之認可，在股東周年大會獲得股東批准後，德勤·關黃陳方會計師行將獲重聘為本公司於2006年之外聘核數師。

第5、6及7項決議案－發行及購買股份的一般授權

本公司於2005年5月10日舉行之去屆股東周年大會上，遵照公司條例第57B條及上市規則的規定授予董事會一般授權，以發行及購買本公司股份。該等一般授權將於股東周年大會結束後失效。因此，於股東周年大會上將提呈數項決議案，以重新取得該等一般授權。有關決議案的概要如下：

問：本人可否撤銷委任代表或投票指示？

答： 填妥及交回代表委任表格後， 閣下仍可親自出席股東周年大會並於會上投票。因此， 閣下於股東周年大會之出席將表示 閣下撤回委任代表。

問：請説明有關要求以投票方式表決的程序？

答：股東周年大會主席擬提出以投票方式表決股東周年大會通告所載的所有決議案，於投票方式表決時，每位親身出席(或如股東為公司則其公司代表)或委派代表出席之股東每持有一股將持有一票。投票結果將於接著股東周年大會後的營業日刊登於報章上，並於本公司及聯交所網頁公布。

在任何情況下，下列人士可以(在宣佈舉手投票結果之前或當時)要求以投票方式表決：

(a) 主席；或

(b) 最少3位有權於會上投票的股東以書面提出，無論是否親身或委託代表出席；或

(c) 由一名或多名股東持有不少於十分之一的全部出席大會的股東投票權以書面提出，無論是否親身或委託代表出席；或

(d) 由一名或多名股東持有合共不少於十分之一的所有繳足股本的投票權以書面提出。

問：本人可向誰提出疑問？

答： 閣下如對股東周年大會有任何疑問，請致電2895-5777與希慎之公司秘書部聯絡。

閣下每一票均舉足輕重，無論親自出席大會與否，均可行使投票權。至於投票問題，於下文逐一解答：

問：本人是否有權投票？

答：倘　閣下於2006年5月9日(股東周年大會日期)為希慎興業有限公司股份之註冊持有人，就有權投票。

股份過戶登記處於2006年5月4日(星期四)至5月9日(星期二)(包括首尾2天在內)暫停辦理股份過戶登記手續。倘　閣下最近曾購買本公司股份，必須於2006年5月3日(星期三)下午4時正前，將有關股票、股份過戶表格或證明　閣下擁有股份之有關憑證送達標準證券登記有限公司。

問：本人為何事投票？

答：閣下可就已載於本通函第2至4頁之股東周年大會通告上所載決議案，及第7至8頁之「大會議事詳情及董事會推薦意見」而投票。

問：本人將如何投票？

答：1. 親自出席大會

閣下有權親自出席股東周年大會並於會上投票。如就以公司名義登記之股份投票，有關公司必須已提交簽立妥當之代表委任表格或公司代表授權文件予本公司。

2. 委派代表代投

倘　閣下不擬出席股東周年大會，可委派代表按下列其中一種方法代表　閣下投票。**閣下之代表必須按　閣下於代表委任表格上之指示投票：**

(a) 閣下可授權本公司主席按代表委任表格行使　閣下名下股份之投票權。請註明　閣下之投票意向。

(b) 閣下可委任其他人士出席股東周年大會及代表　閣下投票。請於代表委任表格上有關空格內填上　閣下所委任人士之名稱，以及註明　閣下之投票意向。委任代表毋須為本公司股東。

問：本人何時交還代表委任表格？

答：填妥的代表委任表格**正本**連同簽署人簽署之授權書或其他授權文件(如有)或由公證人簽署核證之授權書或其他授權文件(如有)，**最遲須於股東周年大會或其任何續會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓**，方為有效。以電子方式或任何其他數據傳輸方式交回之代表委任表格將不獲接納。

問：誰人行使本人之股份投票權，及本人交回代表委任表格後，彼等將如何投票？

答：填妥及交回代表委任表格後，　閣下即授權代表委任表格上指明之委任代表出席股東周年大會及代表　閣下投票。代表　閣下股份之委任代表，必須按　閣下於代表委任表格上之指示投票。倘　閣下填妥及交回代表委任表格，但並無註明投票意向，則　閣下之委任代表將可酌情投票。

(ii) 在第154條結尾處加上以下一項：
「於股息或紅利獲沒收後，股東或其他人士概無權獲得或索償股息或紅利，惟董事可全權酌情向可於緊接該股息或紅利被沒收前原可獲得該股息或紅利之股東或人士支付相當於其全數或部份股息之特惠款項。」

承董事會命
公司秘書
容韻儀

香港，2006年3月31日

附註：

1. 有權出席上述大會及投票之股東可委派一名或多名代表出席及投票，代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或由公證人簽署核證之授權書或授權文件副本，須於股東周年大會召開前48小時送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓。

3. 本公司將於2006年5月4日（星期四）至2006年5月9日（星期二）（包括首尾2天在內）暫停辦理股份過戶登記手續。如欲獲派發建議之末期股息，所有過戶文件連同有關股票須於2006年5月3日（星期三）下午4時正前送達本公司之股份過戶登記處，標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

4. 有關投票程序之詳情，載於將會寄發予股東之通函（「**通函**」）之「股東周年大會投票程序：常見問題剖釋」一節內。

5. 股東周年大會擬處理之各事項，已載於通函之「大會議事詳情及董事會推薦意見」一節內。

6. 於股東周年大會上，大會主席將根據本公司之組織章程細則第78條行使其權力，以投票方式表決本通告所載之各項決議案。於投票表決時，每位親身出席（或如股東為公司則其公司代表）或委派代表出席之股東每持有任何類別股份一股將持有一票。

於本通告日期，董事會成員包括（主席）利定昌；（獨立非執行副主席）鍾逸傑爵士；（董事總經理）利子厚；（獨立非執行董事）Per Jorgensen 及葉謀遵博士；（非執行董事）胡法光、Hans Michael Jebsen、利憲彬、利乾、利德蓉醫生；以及（執行董事）黃于華玲。

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。

「配售新股」乃指董事會於指定期間內，向於指定記錄日期名列股東名冊之本公司股份或其任何類別股份之持有人，按彼等當時持有該等股份或其任何類別股份之比例配售新股(惟董事會有權就零碎股權或香港以外任何地區之法律限制或其任何認可監管機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排)。」

6. 「**動議**：

(a) 一般無條件授權董事會於有關期間內行使本公司一切權力，根據一切適用法例及香港聯合交易所有限公司證券上市規則之規定，購回或以其他方式購入本公司股本中每股面值港幣5元之股份，惟所購回或以其他方式購入之股份面值總額，不得超過本決議案通過日期本公司已發行股本面值總額之10%，而上述授權將按此數額限制。

(b) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列最早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

7. 「**動議**：待本大會通告所載第5及6項決議案獲通過後，本公司根據第6項決議案購回或以其他方式購入之本公司股份面值總額，將會加入根據第5項決議案可發行之股份面值總額內。」

特別決議案

8. 「**動議**本公司之公司組織章程作出下列之修訂：

(i) 在第153條結尾處加上以下一項：

「倘任何支票或權證經已或被指稱遺失、失竊或毀壞，董事會可應有權獲取人士之要求，補發支票、權證或其他金融工具或其他形式付款，唯須符合董事認為合適之憑證和賠償保證之條件，及本公司因應此要求所產生之現付費用。」

茲通告Hysan Development Company Limited 希慎興業有限公司(「**本公司**」)謹定於2006年5月9日(星期二)中午12時正假座香港中環金融街8號香港四季酒店四樓海景禮堂II及III召開股東周年大會，處理下列事項：

1. 省覽截至2005年12月31日止年度之財務報告及董事會報告與核數師報告書。

2. 宣佈派發截至2005年12月31日止年度之末期股息(並附有以股代息選擇)。

3. 重選董事。

4. 重聘德勤•關黃陳方會計師行為本公司之核數師及授權董事釐定其酬金。

作為特別事項，省覽並酌情通過下列議案為普通決議案及特別決議案：

普通決議案

5. 「**動議**：

(a) 在(c)段之規限下，一般無條件授權董事會於有關期間內行使本公司一切權力，以配發、發行及處理本公司之額外股份，及訂立或授出需要或可能需要行使該等權力之售股建議、協議、購股權、認股權證或其他證券；

(b) 上文(a)段所述之授權將授權董事會於有關期間內訂立或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議、購股權及其他證券；

(c) 董事會依據(a)段之授權而配發或同意有條件或無條件配發(不論其為依據購股權或以其他方式配發)之股本面值總額(惟根據(i)配售新股，或(ii)任何不時採納之購股權計劃或類似安排，向符合資格之參與者授出或發行本公司股份或購買本公司股份之權利或(iii)依據本公司不時之組織章程細則就任何以股代息計劃或類似安排而配發者除外)，不得超逾本決議案通過日期本公司已發行股本面值總額之20%；倘配發之新股乃全數收取現金者，則不得超逾本決議案通過日期本公司已發行股本面值總額之10%，而上述授權亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列較早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(證券代號：00014)

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

董事總經理
利子厚

獨立非執行董事
Per JORGENSEN
葉謀遵博士

非執行董事
胡法光
Hans Michael JEBSEN
利憲彬
利乾
利德蓉醫生

執行董事
黃于華玲

敬啟者：

本人謹代表董事會及管理層，誠邀　閣下出席希慎興業有限公司訂於2006年5月9日(星期二)舉行之股東周年大會。

本公司致力提高企業管治水平，包括匯報及股東傳訊之質素。有關大會處理事項連同董事會推薦意見之詳情，載於本通函內。

本公司視股東周年大會為與股東溝通之主要途徑。熱切期待　閣下親臨大會。倘　閣下未克親自出席大會，敬請委派一位代表出席並代表　閣下投票。

此致

列位股東　台照

主席
利定昌
謹啟

2006年3月31日

目　錄

閣下如對本通函或應採取的行動**有任何疑問**，應諮詢　閣下的註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司股份**售出或轉讓**，應立即將本通函及隨附的代表委任表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(證券代號：00014)

股東周年大會通告
及
有關發行新股及購回股份之一般性授權
及
修訂公司組織章程細則之建議

本公司謹訂於2006年5月9日(星期二)中午12時正假座香港中環金融街8號香港四季酒店四樓海景禮堂II及III舉行股東周年大會，股東周年大會通告載於本通函第2至4頁內。

不論　閣下能否出席股東周年大會，務請細閱本通函並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東周年大會或其任何續會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東周年大會或其任何續會並於會上投票。

2006年3月31日